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04045736

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services

*CURRENT ADDRESS

PROCESSED

**FORMER NAME NOV 01 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 5717 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 10/26/04

3-31-04

Singapore Airport Terminal Services

SATS
ANNUAL REPORT
2003/2004

ATTAINING HIGHER GROUND

SATS

MISSION STATEMENT

›› SATS AIMS TO BE THE BEST HANDLING AGENT IN THE WORLD, PROVIDING AIRPORT GROUND HANDLING, INFLIGHT CATERING AND AVIATION SECURITY SERVICES OF THE HIGHEST QUALITY, WHILE GIVING VALUE TO CUSTOMERS AND SHAREHOLDERS, AND CAREER FULFILMENT TO STAFF.

CONTENTS

2 CHAIRMAN'S STATEMENT

6 STATISTICAL HIGHLIGHTS

7 FINANCIAL CALENDAR

8 BOARD OF DIRECTORS

12 SATS SUBSIDIARIES

13 OVERSEAS INVESTMENTS

14 CORPORATE INFORMATION

15 AWARDS

16 MILESTONES

20 OPERATIONS REVIEW

39 PEOPLE

42 FINANCIAL REVIEW

53 CORPORATE GOVERNANCE

66 INTERNAL CONTROLS STATEMENT

72 KEY MANAGEMENT

73 INVESTOR RELATIONS PROGRAMME

74 FINANCIALS

122 NOTICE OF ANNUAL GENERAL MEETING



DEAR SHAREHOLDERS

The financial year ending 31 March 2004 was one of the most challenging for SATS in recent times. Severe Acute Respiratory Syndrome (SARS) plagued the Asian travel markets in the first quarter of FY2003/2004, bringing tourist and business travel to a virtual standstill. During this period, Changi Airport experienced massive cancellation and suspension of flights as demand fell precipitously. Adding to the difficult business environment are the already depressed state of global and regional economies and the overhanging threat of terrorism on air travel.

Despite the formidable challenges in the first quarter of the year, the SATS Group managed to post a reasonable performance for FY2003/2004, thanks to a strong recovery in traffic volumes in the second half of the financial year. Credit too must be given to SATS Management and staff for the decisive actions taken in response to the declining business volumes as well as sacrifices made through wage cuts. Painful but necessary, the cost management efforts have helped to withstand the shock of the dramatic plunge in revenue during the first quarter.

The Group posted a profit after tax and minority interests of $189.8 million for FY2003/2004, a decline of 11.6%. Revenue for the year declined by 9.3% to $868.7 million while cost fell by a smaller margin of 7.1% to $677.9 million. A tax write-back of $21.1 million as a result of the favourable change in corporate tax rate as well as stronger profit contributions from our overseas associates amounting to $33.8 million also helped the performance.

We continued to be on track with our strategy to diversify our earnings base and tap into growth markets through overseas investments. Our share of profits from these investments grew by 11.9% to contribute up to 15.5% of our profit before tax, a significant improvement from 11.7% the previous year. Our ventures in Taipei, Hong Kong, India and the Maldives, in particular, enjoyed healthy growth. The Group will step up efforts to increase our overseas investments and for the medium term, grow the share of profits from our overseas ventures

"Despite the formidable challenges in the first quarter of the year, the SATS Group managed to post a reasonable performance for FY2003/2004..."





to 20 – 25% of the Group's profit before tax.

Just in April 2004, we announced the signing of an agreement to acquire 49.8% of the ground and cargo handling business of PT Jasa Angkasa Semesta Tbk ("JAS Airport Services") for US$60 million. When the acquisition is completed, JAS Airport Services will be our thirteenth operating overseas venture and will mark our entry into the Indonesian market. The Group is optimistic about the growth potential of Indonesia, and our partnership with well-managed JAS Airport Services will enable the Group to tap into the expected increase in demand for air travel and international trade to and from Indonesia.

SATS is indebted to its well-trained and dedicated staff for many of its achievements and accolades received. In 2003, a record 1,003 staff from SATS won the national Excellent Service Awards (EXSA), making SATS easily the largest winner ever. The number of awards received surpassed by 79% the record achieved in 2002.

SATS Security Services (SSS) won the "Outstanding Security Organisation" award for 2003 from aviation security journal, Aviation Security International. The award was given in recognition of the contributions that SSS has made to global aviation security. SSS was commended for its commitment to providing excellent aviation security services to airlines and airport operators in Singapore.

Our airline clients and their passengers continued to enjoy enhanced product and service offerings from SATS at Changi Airport which is reputed as the world's best airport. This underscores the commitment by SATS to maintain Singapore's status as the premier air hub in the region so that increased passenger flows will directly benefit the Group in business volume. We have upgraded our SATS Premier Lounge at Terminal 1 with new facilities and improved menus. We have also launched the SATS Operations Control Centre, an integrated and centralised facility which coordinates all ground handling activities at Changi Airport for tighter monitoring and quicker decision making for the benefit of our clients.



"The Group remains steadfast in its overriding strategy of offering quality service at competitive rates while seeking out overseas expansion to augment its growth. SATS will be ready for the challenges ahead."

The key challenge facing SATS in the coming year is the increasingly competitive landscape resulting from the entry of the third ground handler expected in 2005 and third inflight caterer in 2006. The Singapore authorities have taken steps to open up the ground handling market at Changi Airport with the intention of increasing competition and lowering handling rates. The outcome of the tender exercise will only be known in the second half of 2004. This development may put pressure on rates and market share.

SATS is not in unfamiliar territory when it comes to competition, having fought for dominance against existing competition in the past. Management is continuing its efforts to improve on cost competitiveness and service quality. The Group remains steadfast in its overriding strategy of offering quality service at competitive rates while seeking out overseas expansion to augment its growth. SATS will be ready for the challenges ahead.

On 14 May 2004, the SIA Board, after its review, decided to retain SIA's 87% ownership of SATS at this point in time. SATS welcomes this position as it lifts the uncertainty over the issue and allows Management to sharpen focus on meeting the challenges of a more competitive environment. More importantly, the Group will continue to work relentlessly at meeting and exceeding the expectations of SIA, our largest customer, both in service delivery and cost competitiveness.

This past year has also seen changes at the helm. Prush Nadaisan retired as CEO SATS on 31 December 2003, following 27 years of invaluable service to our Group, for which we thank him. Ng Chin Hwee assumed the position of Group CEO of SATS on 2 January 2004 and following the streamlining of the organisation structure, he was retitled President and CEO on 27 May 2004. With over 19 years' experience in the aviation industry, Chin Hwee has the dedication and the drive to lead the SATS Group in its next stage of development.

Recently, Joseph Chew retired from his position of Chief Executive of

SATS Catering after 34 years of service to the SIA Group including 4 years at SATS. With Joseph's retirement, Karmjit Singh, who was Chief Executive of SATS Airport Services, has assumed the role of Chief Operating Officer in charge of both ground handling and inflight catering operations in Singapore.

The Board is pleased to propose a final dividend of 5 cents gross per share and a special dividend of 37 cents gross per share for FY2003/2004. Including the interim dividend of 3 cents gross per share paid on 28 November 2003, the ordinary dividends for FY2003/2004 will increase from 7 cents gross per share to 8 cents gross per share this year. This works out to an ordinary dividend payout of 33.6% of net profits (FY2002/2003: 25.4%).

With the special dividend, the total gross dividend for the year is 45 cents per share. Based on the average share price of $1.96 for FY2003/2004, the dividend yield is 23.0%.

Finally, on behalf of the Board, I would like to express our sincere appreciation to past Chairman, Dr Cheong Choong Kong, for his invaluable contributions to the Group during his 19 years of stewardship as Chairman and Director before stepping down on 22 May 2003. I would also like to thank my Board colleagues for their wise counsel and contributions. My thanks also go out to our shareholders, clients, partners and business associates for the support they have extended to us.

Last but certainly not least, I would like to thank the Management and staff for their commitment, dedication and loyalty.

EDMUND CHENG WAI WING
Chairman

28 May 2004

	2003-2004	2002-2003	% CHANGE
FINANCIAL STATISTICS			
GROUP ($MILLION)			
Total revenue	**868.7**	958.1	- 9.3
Total expenditure	**677.9**	729.9	- 7.1
Operating profit	**190.8**	228.2	- 16.4
Profit before tax	**217.6**	258.1	- 15.7
Profit after tax	**189.6**	214.8	- 11.7
Profit attributable to shareholders	**189.8**	214.7	- 11.6
Share capital	**100.6**	100.0	+ 0.6
Share premium	**8.7**	-	-
Distributable reserves	**1,116.3**	985.2	+ 13.3
Non-distributable reserves	**2.5**	1.6	+ 56.3
Shareholders' funds	**1,228.1**	1,086.8	+ 13.0
Return on shareholders' funds (%)	**16.4**	21.3	- 4.9 points
Total assets	**1,558.6**	1,672.1	- 6.8
Net liquid assets	**397.9**	268.1	+ 48.4
Value added	**627.1**	704.5	- 10.9
Economic value added	**101.2**	136.9	- 26.1
PER SHARE DATA			
Earnings before tax (cents)	**21.6**	25.8	- 16.3
Earnings after tax (cents)			
- basic	**18.9**	21.5	- 12.1
- diluted	**18.9**	21.4	- 11.7
Net tangible assets (cents)	**121.1**	107.8	+ 12.3
Net asset value (cents)	**122.1**	108.7	+ 12.3
DIVIDENDS			
Interim dividend (cents per share)	**3.0**	3.0	-
Proposed final dividend (cents per share)	**5.0**	4.0	+ 25.0
Proposed special dividend (cents per share)	**37.0**	-	-
Dividend cover (times)	**0.5**	3.9	- 3.4 times
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	**9,374**	9,327	+ 0.5
Revenue per employee ($)	**92,668**	102,728	- 9.8
Value added per employee ($)	**66,897**	75,533	- 11.4
OPERATING DATA			
Air freight throughput (in million tonnes)	**1.38**	1.44	- 3.8
Passengers served (in millions)	**21.24**	24.47	- 13.2
Inflight meals prepared (in millions)	**19.73**	22.19	- 11.1
Flights handled (in thousands)	**63.13**	75.11	- 15.9

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

FINANCIAL YEAR ENDED 31 MARCH 2004

30 JULY 2003
Announcement of First Quarter results

29 OCTOBER 2003
Announcement of Second Quarter and Half Year results

30 OCTOBER 2003
Media/Analysts' briefing on Half Year 2003-2004 results

28 NOVEMBER 2003
Payment of 2003-2004 Interim Dividend

5 FEBRUARY 2004
Announcement of Third Quarter results

14 MAY 2004
Announcement of Full Year results

17 MAY 2004
Media/Analysts' briefing on Full Year 2003-2004 results

11 JUNE 2004
Despatch of Summary Financial Report to Shareholders

23 JUNE 2004
Despatch of Annual Report to Shareholders

20 JULY 2004
Annual General Meeting

4 AUGUST 2004
Proposed Payment of 2003-2004 Final and Special Dividend

FINANCIAL YEAR ENDING 31 MARCH 2005

JULY 2004
Proposed Announcement of First Quarter results

OCTOBER 2004
Proposed Announcement of Second Quarter and Half Year results

FEBRUARY 2005
Proposed Announcement of Third Quarter results

MAY 2005
Proposed Announcement of Full Year results



a. b. c.

a. Mr Cheng Wai Wing Edmund

Mr Cheng Wai Wing Edmund, 51, was appointed Chairman SATS on 22 May 2003. Mr Cheng is the Deputy Chairman of Wing Tai Holdings Limited.

Mr Cheng graduated with a Bachelor of Science in Civil Engineering from Northwestern University, USA, and also holds a Masters of Architecture from Carnegie-Mellon University, USA.

Mr Cheng is the Chairman of Mapletree Investments Pte Ltd, The Esplanade Co Ltd, DesignSingapore Council and The Old Parliament House Limited. He is also the Deputy Chairman of the National Arts Council and a Director on the Boards of Singapore Airlines Limited, SNP Corporation Ltd, CIH Limited, SNP Leefung Holdings Limited and DNP Holdings Bhd. He was also Chairman of the Singapore Tourism Board from 1993 until 2001. Mr Cheng was a recipient of the Public Service Star Award (PBB) in 1999.

b. Mr Chew Choon Seng

Mr Chew Choon Seng, 57, was appointed Deputy Chairman SATS on 22 May 2003. Mr Chew is the Chief Executive Officer and Executive Director of Singapore Airlines Limited.

Mr Chew obtained his Bachelor of Engineering degree with First Class Honours from the University of Singapore, followed by a Masters in Operations Research and Management Studies from London's Imperial College.

Mr Chew joined Singapore Airlines Limited in 1972. He has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London and headed the Planning and Marketing divisions at corporate headquarters. In his previous post of Senior Executive Vice President (Administration), he had overall charge of finance, treasury, corporate planning, human resources, and legal and corporate affairs.

Mr Chew is the Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, the Deputy Chairman of SIA Engineering Company Limited, and a Director of Virgin Atlantic Limited, Virgin Atlantic Airways Limited and Virgin Travel Group Limited. Mr Chew is also a Director of the Singapore International Foundation. Mr Chew was previously the Chairman of SMRT Corporation Limited.

c. Mr Barry Henry Patrick Desker

Mr Barry Henry Patrick Desker, 57, Director of the Institute of Defence and Strategic Studies.

Mr Desker, a President's Scholar, graduated from the University of Singapore with a Bachelor of Arts (First Class Honours) degree and obtained his Master's Degree from the University of London on a Ford Foundation Fellowship. He joined the Singapore Administrative Service and served as Counsellor at the Singapore Embassy in Jakarta, Singapore's Deputy Permanent Representative to the United Nations in New York and Director of the Policy, Planning and Analysis Division of the Ministry of Foreign Affairs. He was Singapore's Ambassador to Indonesia from 1986 to 1993 and Chief Executive Officer of the Trade Development Board from 1994 to 2000.

Mr Desker is the Chairman of the Singapore International Foundation and Vice-Chairman of the Singapore Business Federation. He is also the Chairman of Jurong Port Pte Ltd and Singapore Technologies Marine Ltd and Director of SembCorp Logistics Ltd.



Dr Richard Charles Helfer

Dr Richard Charles Helfer, 53, Chairman of RCH International Pte Ltd, a strategic tourism/hospitality organisation providing all-inclusive services including operational management and marketing strategies, to the tourism/hospitality sector.

Dr Helfer has a Bachelor of Arts (Honours) degree in Hotel and Restaurant Management from Michigan State University, USA and also has been conferred a Doctor of Business Administration in Hospitality Management, Honoris Causa by Johnson & Wales University, USA.

Dr Helfer has been in the hotel and hospitality industry for more than [illegible]0 years, with expertise in a broad spectrum of portfolios, including the conceptualisation, development and operation of hotels, mixed-use hotel, commercial and retail facilities, and other tourism-related projects.

Dr Helfer was the founding President and Chief Executive Officer of Raffles Holdings Limited ("RHL") and Chairman and Chief Executive Officer of Raffles International Limited from [illegible] to 2003.

Dr Helfer is a member of a number of private and public companies' Boards of Directors including PSB Corporation Pte Ltd, Preservation of Monuments Board, Sculpture Square Limited (where he is Chairman of the Board) and The Old Parliament House Limited. He is also Senior Advisor, at cabinet level, to the 5 Ministries which comprise the Tourism Authority of Cambodia, as well as being a Board member of the World Travel & Tourism Council. Dr Helfer was previously Chairman of Societe Montreux-Palace SA.

e. Dr Hong Hai

Dr Hong Hai, 60, Dean of Graduate Programmes of the Nanyang Business School, Nanyang Technological University.

Dr Hong obtained a Bachelor of Engineering (First Class Honours) degree from the University of Canterbury on a Colombo Plan scholarship. He also holds a Masters degree in Public Administration from Harvard University, a Ph.D. in Economics from the Carnegie-Mellon University, USA, and a BA in Chinese Language and Literature from Beijing Normal University. He is also a registered Traditional Chinese Medical Practitioner.

Dr Hong's previous position, held from February 1990 until his retirement in April 2003, was President & Chief Executive Officer of Haw Par Corporation Limited and Haw Par Healthcare Limited. He continues to be a Director on the Board of Haw Par Corporation Limited. Dr Hong was also previously the Group General Manager of Wearne Brothers Limited, Managing Director of Applied Research Corporation, and a Member of Parliament.

Dr Hong serves as a Council member of the Chinese Chamber of Commerce and Industry, Nanyang Academy of Fine Arts and Nanyang Technological University, and as member of the Traditional Chinese Medicine Practitioners Board.

Dr Hong is currently a Director of IDT Holdings (Singapore) Limited, Poh Tiong Choon Logistics Limited, Asia Food and Properties Ltd and Golden Agri- Resources Ltd. Dr Hong was previously a Director of Haw Par Healthcare Limited.



Mr Ng Kee Choe

Mr Ng Kee Choe, 60, Senior Advisor to the Chief Executive Officer of DBS Bank Ltd.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

Mr Ng was previously Vice Chairman of DBS Bank Ltd until his retirement in June 2003. He joined DBS Bank Ltd in 1970.

Mr Ng is Chairman of Singapore Power Limited and Director of Wing Lung Bank Limited and Singapore Exchange Limited ("SGX"). He is also on the Board of Governors of the Singapore International Foundation.

Mr Ng was previously Chairman of the Insurance Corporation of Singapore Ltd (now known as Aviva Limited) and a Director of DBS Group Holdings Ltd, DBS Thai Danu Bank Public Co Ltd, DBS Kwong On Bank Limited, and Singapore Technologies Engineering Ltd. He was also previously Vice Chairman of the Singapore Institute of Banking & Finance.

Mr Ng was awarded the Public Service Star Award (PBB) in 2001.

g. Dr Ow Chin Hock

Dr Ow Chin Hock, 60, Adjunct Professor at the School of Humanities and Social Sciences at the Nanyang Technological University, and visiting Senior Fellow at the Institute of Southeast Asian Studies

Dr Ow graduated with a Bachelor of Arts from the University of Singapore. He also holds a Masters of Arts in Economic Development and a Ph.D. in Economics, both from Vanderbilt University, Nashville, Tennessee, USA.

Dr Ow was a Member of Parliament from 1976 to 2001, and has held several positions in the Singapore government, the most recent being Ambassador-at-large (part-time) at the Ministry of Foreign Affairs. Dr Ow was also previously Minister of State for Foreign Affairs, Mayor of Tanjong Pagar CDC District and Chairman of Tanjong Pagar-West Coast Town Council.

Dr Ow is a Director of People's Food Holdings Limited. He is also Chairman of its Nominating Committee, and member of its Audit Committee and Remuneration Committee.



Mr Phoon Siew Heng Jimmy

Mr Phoon Siew Heng Jimmy, 40, Managing Director of Strategic Development, Temasek Holdings (Private) Limited.

Mr Phoon holds a Bachelor of Economics (Honours) degree from Monash University, Australia.

Prior to joining Temasek Holdings (Private) Limited, Mr Phoon was an Executive Director of Standard Chartered Merchant Bank Asia Limited. He was also a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992.

Mr Phoon is a Director of SIA Engineering Company Limited and a Board Commissioner of PT Bank Internasional Indonesia Tbk. Mr Phoon was previously a Director of SMRT Corporation Limited and a Board Commissioner of PT Bank Danamon Indonesia Tbk.

i. Mr Tan Jiak Ngee Michael

Mr Tan Jiak Ngee Michael, 62, Executive Vice-President (Chairman's Office) of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group Singapore.

Mr Tan was previously Senior Executive Vice President (Commercial) of Singapore Airlines Limited until his retirement in January 2004. Mr Tan was Deputy Chairman SATS until 21 May 2003. Since then, he has continued to be a Board Director of SATS.

Mr Tan joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960. He rose through the ranks, holding various positions from country manager in a number of Asian countries, to senior positions in Planning, Sales, Marketing and Commercial at the Head Office of Singapore Airlines Limited.

Mr Tan was previously the Chairman of Singapore Airlines Cargo Pte Ltd and sat on the Boards of Virgin Atlantic Limited, Virgin Atlantic Airways Limited, Virgin Travel Group Limited, and Air New Zealand Ltd.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)


DHAKA
CHENNAI
MELBOURNE
AUCKLAND
CHRISTCHURCH
KOLKATA
BRISBANE
JAKARTA
10
Check-in

100%	100%	100%	100%	100%	70%	67%
SATS AIRPORT SERVICES PTE LTD	SATS CATERING PTE LTD	SATS SECURITY SERVICES PTE LTD	AERO LAUNDRY & LINEN SERVICES PTE LTD	ASIA-PACIFIC STAR PTE LTD	AEROLOG EXPRESS PTE LTD	COUNTRY FOODS PTE LTD

INFLIGHT CATERING



49.0%
TAJ-SATS AIR CATERING LIMITED (TSAC)

40.0%
BEIJING AIRPORT INFLIGHT KITCHEN LTD (BAIK)

35.0%
MALDIVES INFLIGHT CATERING PTE LTD (MIC)

30.0%
TAJ MADRAS FLIGHT KITCHEN LIMITED (TMFK)

20.0%
MACROASIA-EUREST CATERING SERVICES INC (MECS)

16.7%
MACAU CATERING SERVICES CO LTD (MCS)

15.0%
EVERGREEN SKY CATERING CORPORATION (ESC)

GROUND HANDLING


SATS
TR72

49.8%
PT JASA ANGKASA SEMESTA TBK (JAS)

40.0%
BEIJING AVIATION GROUND SERVICES CO LTD (BGS)

30.0%
TAN SON NHAT CARGO SERVICES LTD (TCS)

25.0%
EVERGREEN AIR CARGO SERVICES CORPORATION (EGAC)

24.5%
ASIA AIRFREIGHT TERMINAL CO LTD (AAT)

20.0%
EVERGREEN AIRLINE SERVICES CORPORATION (EGAS)

BOARD OF DIRECTORS

CHENG WAI WING EDMUND
Chairman

CHEW CHOON SENG
Deputy Chairman

BARRY HENRY PATRICK DESKER
Director

RICHARD CHARLES HELFER
Director

[illegible] HONG HAI
Director

NG KEE CHOE
Director

[illegible]W CHIN HOCK
Director

PHOON SIEW HENG JIMMY
Director

TAN JIAK NGEE MICHAEL
Director

AUDIT COMMITTEE

NG KEE CHOE
Chairman

CHEW CHOON SENG
Member

[illegible] HONG HAI
Member

BOARD COMMITTEE

CHENG WAI WING EDMUND
Chairman

CHEW CHOON SENG
Member

TAN JIAK NGEE MICHAEL
Member

REMUNERATION COMMITTEE

RICHARD CHARLES HELFER
Chairman

[illegible] HONG HAI
Member

TAN JIAK NGEE MICHAEL
Member

NOMINATING COMMITTEE

BARRY HENRY PATRICK DESKER
Chairman

CHEW CHOON SENG
Member

NG KEE CHOE
Member

BOARD RISK MANAGEMENT COMMITTEE

[illegible] HONG HAI
Chairman

[illegible]W CHIN HOCK
Member

TAN JIAK NGEE MICHAEL
Member

CAPITAL STRUCTURE COMMITTEE

CHEW CHOON SENG
Chairman

NG KEE CHOE
Member

PHOON SIEW HENG JIMMY
Member

COMPANY SECRETARY

YIP WAI PING ANNABELLE

SHARE REGISTRAR

KPMG
Registrar and Transfer Office
[illegible] Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

ERNST & YOUNG
Certified Public Accountants
[illegible] Quay #21-01
[illegible] Building
[illegible] 049315

NAGARAJ SIVARAM
Audit Partner-in-charge
[illegible]

CORPORATE MANAGEMENT

NG CHIN HWEE
President and Chief Executive Officer

KARMJIT SINGH
Chief Operating Officer

LIM KEI HIN
Chief Financial Officer

LEONG KOK HONG
Senior Vice-President (Cargo)

TAN CHUAN LYE
Senior Vice-President (Catering)

DENIS MARIE
General Manager
SATS Security Services Pte Ltd

WONG SEE HENG
General Manager
Aero Laundry & Linen Services Pte Ltd

[illegible]NG THIAM GUAN
General Manager
Aerolog Express Pte Ltd

TAN CHIEW KUANG FRANKIE
Chief Executive Officer
Country Foods Pte Ltd

SATS continues to win accolades for customer service excellence, aviation security and quality excellence.

COMMITMENT TO SERVICE EXCELLENCE

Our commitment towards providing excellent customer service has earned SATS and its dedicated staff numerous accolades during the year.

1,003 staff from SATS Airport Services (SAS) and SATS Security Services (SSS) were winners of the national Excellent Service Awards (EXSA), out of a total of 6,300 service staff from 199 companies who were similarly recognised in 2003. SATS was the biggest winner at the ceremony, registering a 79% increase in the number of wins from 2002. Launched in 1994, the EXSA is a national award managed by SPRING Singapore and industry-led associations which recognises individuals in the service industry for excellence in customer service.

British Airways (BA) awarded SATS the "Exceptional Performance" award for 2003 in recognition of dedication shown by the staff in minimising mishandlings and disruptions to their passengers.

Emirates (EK) presented SATS Apron with a Merit Award for Zero Aircraft Ground Damage in Two Years or the equivalent of 1,500 flights for the year 2001 to 2002. EK SIN Station with the help of SATS beat strong contenders in Hong Kong, Melbourne and Sydney to become the only station amongst 22 in EK's West Asia Pacific Rim Division to achieve the recognition.

COMMITMENT TO AVIATION SECURITY

SATS' airfreight facilities received the highest class of security certification from the Technology Asset Protection Association (TAPA) in 2003. All six of its airfreight terminals and the Express Courier Centre 1 met the TAPA Class 'A' certification requirements.

In recognition of its contributions to global aviation security, and for bringing together global organisations to safeguard global aviation, SSS was recognised as the "Outstanding Security Organisation" for 2003 by aviation security journal, Aviation Security International. The award was presented at the AVSEC 2004 conference and exhibition which was organised by SSS and held in Singapore from 14 to 16 April 2004.

COMMITMENT TO QUALITY EXCELLENCE

SATS Inflight Catering Centres 1 and 2 each received a Certification of Commendation from the Agri-Food and Veterinary Authority of Singapore for achieving grade 'A' status for excellence in food hygiene, sanitation and processing.

On 14 August 2003, SATS was awarded the Occupational Health and Safety Assessment Series 18001 certification or OHSAS 18001 by SPRING Singapore. OHSAS 18001 provides a framework for the development of an occupational health and safety management system for better control within an organisation.

Preparations towards achieving the certification began early last year with the appointment of consultants who worked together with representatives from various operations departments to develop the various system and operational procedures. These were compiled in the comprehensive SATS Occupational Health and Safety (OHS) Management System Manual and published in April 2003.

RECOGNISING INNOVATION

SAS received the prestigious Singapore Innovation Class (I-Class) certification by SPRING Singapore, one of 19 companies awarded out of a total of 400 organisations that had applied for the certification.

Launched in November 2002, the I-Class framework recognises achievements in the 4 Cs, namely, Culture, Competencies, Conditions and Connectivity and instils an organisational discipline in the way a company handles and targets innovation and value creation.

28 MAY 2003
SATS' airfreight facilities receive the highest class of security certification from the Technology Asset Protection Association (TAPA).

30 JULY 2003
SATS Group posts a net profit of S$27.9 million for the first quarter of FY2003/2004.

14 AUGUST 2003
SATS is awarded the Occupational Health and Safety Assessment Series 18001 Certification by SPRING Singapore.

26 OCTOBER 2003
Transmile Air signs up as new SATS client.

29 OCTOBER 2003
SATS Group announces improved profits in the second quarter of FY2003/2004 following the end of the Severe Acute Respiratory Syndrome (SARS) outbreak. Profit attributable to shareholders was $78.8 million for the half-year.

4 DECEMBER 2003
SATS Security Services recognised as "Outstanding Security Organisation", by aviation security journal, Aviation Security International.

11 DECEMBER 2003
Qatar Airways becomes SATS' 44th airline customer.

2 JANUARY 2004
Mr Ng Chin Hwee is appointed Chief Executive Officer of the SATS Group.

5 FEBRUARY 2004
Signs of continued financial recovery are evident as SATS announces $67.9 million net profits in the third quarter of FY2003/2004.

17 FEBRUARY 2004
SATS secures another new client win with Bayu Air.

25 FEBRUARY 2004
First Cambodia Airlines is SATS' second consecutive client secured in one month.

14 MAY 2004
SATS Group posts net profit of $189.8 million for FY2003/2004.





DELIVERING WITH CONFIDENCE





GOING THE EXTRA MILE TO DELIVER THE HIGHEST STANDARDS OF SERVICE EXCELLENCE REMAINS A STRONG FOCUS FOR EVERYONE AT SATS. ALL OUR PRODUCTS AND SERVICES ARE CUSTOMISED TO MEET THE NEEDS OF OUR CLIENTS. DELIVERING RELEVANT AND QUALITY SERVICES REMAINS OUR TOP PRIORITY.





CARGO

"SATS Cargo operated in an increasingly competitive environment plagued by aggressive pricing during the year in review. The revenue impact arising from the loss of several clients was mitigated by the influx of new clients which include Transmile Air, Qatar Airways, Bayu Air and First Cambodia Airlines."

SATS maintained its position as one of Asia's premier air cargo handlers, despite a challenging year. Continuing to build on its strategy of offering value-added, premium services and value-for-money products, as well as retaining and attracting new clients, SATS has adopted a new tiered structure for product and service offerings. Such a structure will cater to a broad spectrum of budgets and is commensurate with the uncompromised level of service that SATS is known for.

SATS Cargo operated in an increasingly competitive environment plagued by aggressive pricing during the year in review. The revenue impact arising from the loss of several clients was mitigated by the influx of new clients which include Transmile Air, Qatar Airways, Bayu Air and First Cambodia Airlines.

In FY2003, we handled more than 1.3 million tonnes of cargo, a slight decrease of 3.8% over the previous financial year despite the volatile economic environment that affected the global aviation industry.

March 2003 saw the re-alignment of Airfreight Terminals ("AFTs") 1 to 4 to improve work efficiency and customer service. The new terminal configuration streamlines acceptance and delivery operations by re-designating AFTs 1 and 2 as import terminals and AFTs 3 and 4 as export terminals. Freight forwarders and direct consignees collecting their cargo are now able to do so more efficiently at AFTs 1 and 2 which are located nearby, instead of at AFTs 1 and 4 which are further apart.

We also took further steps towards improving safety and facilities with the construction of two special handling rooms to store dangerous goods at AFT 2 and AFT 5 in May 2003. The larger of the two compartments in each specially constructed cargo room now stores all dangerous goods except for radioactive cargo, while the smaller one provides storage space for explosives.

December 2003 saw the completion of Phase 1 of a $13 million upgrading programme to the material handling system in AFTs 1 to 4 to improve cargo handling efficiency and equipment serviceability. The next phase is expected to commence in the second half of 2004 and will involve upgrading the transfer vehicles, bridge vehicles and workstations.

During the year, we launched SATS CargoNet, a web-based system which enables freight forwarders to electronically schedule delivery and acceptance times at the truck docks via the SATS Cargo website, www.satscargo.com. Users can also monitor the servicing times of their shipments at the AFTs utilising the convenience of the Internet 24 hours a day. These services complement the existing online cargo tracking service we already provide to freight forwarders and cargo agents.

 

CATERING

During the year in review, SATS Catering remained focused on providing air passengers with high quality cuisines.

In FY2003/2004, SATS Catering produced 19.7 million meals, a drop of 11.1% compared to the previous year. The drop was mainly due to the cancellation and suspension of many flights during the first quarter due to the SARS outbreak.

SATS Catering's new 200 sq.m. Research and Development (R&D) Centre was commissioned in March 2003. The Centre was conceived to facilitate research for the development of innovative products and to further improve existing meal quality through the use of the latest technology. Over the past year, SATS Catering has not only developed new and better quality meals for SATS' airline and non-airline businesses, but has also introduced processes that have enhanced productivity and achieved cost savings by reducing wastage and extending the shelf life of products.

Product evaluations take place at the Centre's sensory room. The sensory room is the place where sensory evaluations – a scientific discipline that measures, analyses and interprets responses to food properties as perceived through the five senses – take place. This method is widely used in the food industries to determine consumer preferences, test new or modified products and conduct shelf-life and storage studies.

In the near future, the R&D Centre will embark on a joint project with Country Foods to explore shelf-life extension of perishable products which will improve cost effectiveness in inflight meal production. The Centre will also use the Simulated Aircraft Cabin to test and improve the quality of baked products and cooked chilled meals.

Reaffirming SATS' commitment to quality, both SATS Inflight Catering Centres (SICC) 1 and 2 were again awarded the Certificate of Commendation from the Agri-Food and Veterinary Authority of Singapore (AVA) for achieving grade "A" status for excellence in food hygiene, sanitation and processing.

The awards were presented in July 2003. This is the 3rd time since 1999 that SICC 2 had received the certificate. Of the 760 food processing establishments under the purview of AVA's Food Control Division, only 27 food factories have received the award three or more times.

During SPRING Singapore's annual audit of inflight catering production carried out in August 2003, both SICC 1 and 2 successfully retained their Hazard Analysis and Critical Control Point (HACCP) certifications obtained in June 2002. HACCP is a widely accepted food safety management system to maximize food safety during processing. Focusing on the identification and prevention of hazards in the food processing chain, a HACCP certification is a prerequisite for clients and a benchmark for food safety management.

In 2003, both SICC 1 and 2 were re-certified by SPRING Singapore for the ISO 14001 Environmental Management System standard, in recognition of their ongoing commitment to maintaining sound business practices while being sensitive to the environmental aspects that it controls at the same time.

Transfer

F

转机 / Pertukaran

乗り換え
















SATS





PASSENGER SERVICES

SATS Passenger Services underscored its commitment to improving overall passenger experience and satisfaction by upgrading facilities for enhanced convenience and comfort. It continued to garner accolades and awards from appreciative clients.

Additional boarding gate readers have been employed at the Terminal 2 departure gate holdrooms. With the new boarding gate readers in place, a dual lane boarding system has been introduced, significantly shortening the boarding process for travellers.

Affording yet more perks for premium SIA passengers, travellers can take advantage of a new transit lounge at Gate F54 to relax and unwind while waiting to board their flights.

SATS Premier Lounge at Terminal 1 re-opened its doors in May 2003 following a three-month makeover. Premium Class passengers can now enjoy wireless Internet roaming via GRIC or relax in a massage chair or sit back in one of the lounge benches to watch television on the new plasma screen. Since the start of 2004, passengers have been enjoying a new food and beverage menu, with improved quality wines and hot meals served.

The Rainforest by SATS Lounge at Terminal 1 officially opened in August 2003. The lounge has already received many compliments for its range of facilities and services which include massage therapy, gymnasium, jacuzzis and rest beds. Since the beginning of 2004, passengers have also been enjoying a new and improved food and beverage menu.

In mid-July 2003, the much-publicised strikes by British Airways' check-in staff at London's Heathrow Airport caused serious disruption to over 500 flights and about 18,000 bags were left at the airport over one weekend. At Changi Airport, SATS' Lost & Found staff worked overtime to reconcile affected passengers with baggage that had been left at Heathrow Airport. For their dedication, SATS Passenger Services was presented with the "Exceptional Performance Award" at a presentation ceremony held in October 2003. Citing in particular, their record turnaround time for one particular flight that had been delayed, the Airport Manager of Qantas Airways/British Airways in Singapore paid tribute to SATS as the "face of the joint Qantas/ British Airways operations at Changi Airport" and praised the commitment and high service quality of SATS staff.

APRON SERVICES, LOAD CONTROL AND MAINTENANCE

APRON SERVICES

During the year in review, SATS Apron Services focused on enhancing operational efficiency, employing new technology and equipment.





SATS Apron Transit System was launched in May 2003 to better organise the handling of SIA Cargo's and SilkAir's through-transit cargo. The new automated process replaced the previous system of manually planning, organising, rostering, preparing and monitoring the movement of through-transit cargo on a piece-meal basis. Today, with planning processes often completed ahead of schedule, we benefit from time savings and improved rates of handling accuracy.

The SATS Operations Control Centre, implemented in September 2003, was conceived to centralise and coordinate all of SATS' ground handling activities at Changi Airport. One component of the SATS Operations Control Centre is the SATS Manpower Rostering System, or SAMS, which enables automated rostering of staff to flights. Since becoming operational on 12 January 2004, manpower resource planning has become more efficient as the system has the ability to conduct "what-if" scenario planning, allows consistent monitoring of labour rules violations, and enables better control of overtime and meal allowance costs.

SATS Apron Services has also been pressing on with its up-skilling programme to upgrade apron assistants to equipment operators and similarly, equipment operators to ramp servicemen. By equipping each member of the team with additional skills that enable them to be multi-tasked, SATS Apron Services will soon be able to work with reduced team sizes without compromising service standards.

LOAD CONTROL

In a move towards higher productivity and efficiency, SATS Load Control is in the process of upgrading the Aircraft Communications, Addressing and Reporting System (ACARS) loadsheet for Singapore Airlines' passenger and freighter flights. Taking on a Boeing recommendation, ACARS can now accept an Advanced Load Planning System (ALPS)-generated loadsheet. This represents a major improvement as a load control officer is now able to uplink the loadsheet directly into a station-related message file in the aircraft cockpit using ACARS.

MAINTENANCE

In line with ongoing cost saving initiatives, SATS Maintenance has been increasingly outsourcing the repair and maintenance of its ground support equipment. We have been successful in reducing maintenance costs by 23.3% over the past three years. Our average monthly inventory figures have also registered a significant reduction from $4.0 million to $1.3 million since 1998.







SECURITY

The tragedies of September 11, 2001 and the events following, including the more recent terrorist acts, have increased the need to step up vigilance on international security. Nowhere has this been more pressing than in the aviation industry.

"As gatekeeper to one of the region's most important air hubs, SATS Security Services is constantly improving security systems, upgrading technology and professionally training security personnel."

As gatekeeper to one of the region's most important air hubs, SATS Security Services is constantly improving security systems, upgrading technology and professionally training security personnel.

SATS Security Services continued to upgrade its screening capability with the acquisition of 11 units of the IMS Vapour Tracer, which has replaced the PD5/GVD6 explosive detectors that were previously used. The IMS Vapour Tracer employs the latest technology that can detect explosives through particle samplings and is also capable of detecting more categories of explosive substances.

In September 2003, the Civil Aviation Authority of Singapore awarded SATS Security Services an annual $12 million contract for the provision of Aviation Screening Agents (ASAs) to conduct pre-board screening at the gate hold rooms and to operate the Hold Baggage Screening System.

The first phase of the contract commenced with the deployment of over 500 ASAs to conduct pre-board screening. The ASAs man the walk-through metal detectors and conduct body screenings using hand-held detectors, and also conduct physical body searches when required. Other ASAs operate the X-ray machine for screening hand-carry luggage before passengers board the aircraft. All ASAs would have undergone 100 hours of comprehensive security screening training and passed a competency test conducted by the Airport Police Division before assuming their duties.

The second phase of the contract involved the provision of ASAs to operate the Hold Baggage Screening System. The system was cut-over in phases commencing March 2004.

SATS Security Services oversaw all security aspects relating to the Asian Aerospace Exhibition 2004 which took place in February. SATS Security Services deployed 160 officers for the duration of the five-day show. These officers were assigned to perform various duties, which included installation protection services,



screening visitors and officials with the use of walk-through and hand-held metal detectors, escorting key personnel, guarding static aircraft displays and crowd control.

SATS Security Services assisted the Singapore Ministry of Foreign Affairs in organising the annual Management in Aviation Security Seminar held in May 2003. The event drew participants from Singapore and around the world, including Indonesia, the Ivory Coast, Malawi, Pakistan, Laos and Zimbabwe. The seminar provided an overview of effective and efficient aviation security services in a modern international airport and included a forum of international security experts as well as an exhibition of the latest aviation security equipment and systems.

SATS Security Services received its Singapore Quality Class (SQC) status renewal for a further three years beginning March 2004. Under the SQC Business Excellence Framework, SATS Security Services has been certified as an organisation which has implemented an effective and systematic approach that addresses many of the SQC criteria relating to leadership, planning, information, people, processes, customers and results. SATS Security Services has demonstrated improvements and good performance results in most areas of importance. These results also serve to highlight areas of strength relative to external organisations and benchmarks.

AERO LAUNDRY & LINEN SERVICES

Aero Laundry and Linen Services (ALLS) showed steady progress in the period under review. Currently, its clientele comprises 36 airline and airline-related clients as well as 6 non-airline-related clients.

Although the company suffered a drastic drop in workload during the first three months of this fiscal year as a result of the SARS outbreak in April 2003, workload picked up towards end of June 2003. By March 2004, the company was handling more than 20 tonnes of laundry daily, higher than the pre-SARS level. This increase in demand has necessitated a programme of capacity expansion and facilities upgrading. A sum of $2.8 million has been earmarked for this programme, which is currently underway. When completed in June 2004, ALLS will be able to handle 8 more tonnes of laundry daily, an increase of 40% from its previous capacity.

In the financial year under review, total turnover decreased by 15% due to the adverse impact of SARS. However, profit before tax improved by 2 percentage points when compared with FY2002/2003. This improvement was largely due to the wage and cost cutting measures implemented company-wide.


3063B




Transfer


SATS













DEPARTURES
group





COUNTRY FOODS

During the year in review, SATS' investment in Singapore food processing company, Country Foods, has continued to provide strong returns.

Maintaining its leading market position in Singapore, Country Foods continues to service major customers including Pizza Hut, KFC, Burger King, McDonald's, Delifrance, Swensen's, PastaMania, 7-Eleven, NTUC Fairprice, Cold Storage and Giant. Joining this stellar list in recent months are two new customers, Subway and McCafe.

In the past financial year, Country Foods invested about $4.3 million in modern equipment that can cater to mass volume, high quality production that few companies can match. Country Foods is the only company in Singapore that owns the latest equipment that fully integrates the processes of mixing, forming, battering, breading, frying and freezing.

To maintain high quality productivity, Country Foods has implemented work improvement initiatives that are in line with SATS' standard operational practices, such as an incentives scheme for quality improvement, a committee for safety and quality issues and initiatives to improve overall productivity, quality and "on time in full" delivery.

Complaints on product quality are monitored in greater detail. Job safety and emergency response procedures are disseminated to all staff. Productivity levels are tracked through more efficient monitoring of equipment downtime, process simplification, automation and changeover times.

In recognition of its proper quality and service control techniques, Country Foods has been HACCP-certified for the manufacturing of chilled and frozen food products since October 2001. This certification gives Country Foods a headstart in meeting the pre-requisite quality control standards for exporting its food products to the United States, Europe, Australia, Japan and Asia.

In addition, Country Foods' factory and products have been Halal-certified since 1989, thereby creating an opportunity to tap into the food supply market to the Muslim community.

With a broader customer base and the opportunity to outsource some food processing functions, this related non-airline business will be a growth strategy for SATS going forward.

OVERSEAS

SATS' overseas ventures continued to show strong growth. During the period under review, overseas ventures accounted for 15.5% of the Group's profit before tax, up from 11.7% last year. The share of profits from these overseas investments showed an increase of 11.9% over the previous year.

Many units made significant progress in product and service innovation,



technological advancement and award-winning achievements, in keeping with the continuing drive towards international standards.

SATS' overseas ventures continued to show strong growth. During the period under review, overseas ventures accounted for 15.5% of the Group's profit before tax, up from 11.7% last year. The share of profits from these overseas investments showed an increase of 11.9% over the previous year.

ASIA AIRFREIGHT TERMINAL CO LTD (AAT)

As part of its continuing efforts to improve its service offering, AAT has established a web-portal to provide a suite of e-cargo services to its clients. Trial runs of the AAT Internet Management System (AIMS) were conducted during which 18 cargo agents and three airline clients of the company were invited to critically assess the range of services including on-line assignment of empty Unit Load Devices, real-time cargo tracing and inventory listing. The web portal was formally launched in June 2003.

To cope with forecasted increase in cargo volume at Hong Kong International Airport, in September 2003, AAT embarked on the construction of a second air cargo handling terminal at the airport.

When operational in 2006, the second terminal is expected to increase cargo handling capacity by 910,000 tonnes per annum. The detailed terminal design and tender process for the main building contractor are currently being finalised.

BEIJING AIRPORT INFLIGHT KITCHEN LTD (BAIK)

In FY2003/2004, BAIK won catering appointments from Garuda Indonesia, Mongolian Airlines, Aircompany Tatarstan and Avia Traffic Company. BAIK also achieved HACCP certification in September 2003, an acknowledgment of its world-class standards in food processing safety.

The list of awards won by BAIK is similarly impressive. In December 2003, BAIK was recognised by Hainan Airline Group for rendering Outstanding Cabin Services. BAIK was also one of only 25 companies to receive the Strategic Partner Award by Yum! Restaurants China in September 2003. BAIK's chefs also won acclaim for their deliciously innovative culinary creations at the 5th All China Culinary Competition and the 2nd CAAC Inflight Culinary Competition held in Guangzhou and Nanjing in October and December 2003, receiving gold and bronze medals for individual and team efforts.


АЭРОФЛОТ
ИЛ-76ТД





BEIJING AVIATION GROUND SERVICES CO LTD (BGS)

In FY2003/2004, BGS welcomed the following new clients: Cathay Pacific Airways, Northwest Airlines and Shanghai Airlines. In anticipation of additional cargo handling business, BGS has also ensured that cargo handling capacity will be increased.

In September 2003, BGS entered into an agreement with China Southern Airlines to establish a ground handling company, Capital Airport China Southern Aviation Ground Services Co., for provision of ground handling services to the airline and its affiliates. The joint venture company will operate from the former Passenger Terminal Building 1, which is currently undergoing renovations.

EVERGREEN AIRLINE SERVICES CORPORATION (EGAS)

In FY2003/2004, EGAS added KLM and Pacific East Asia Cargo Airlines to its list of ground handling clients, and signed a catering delivery service contract with Palau Trans Pacific Airlines.

In recognition of the company's contribution to national security, EGAS was also named Outstanding Security Defender of 2002 by the National Police Administration of Taiwan.

MACROASIA-EUREST CATERING SERVICES INC (MECS)

MECS commenced catering for new client, Northwest Airlines in June 2003 and also took charge of the airline's "World Club Lounge" operations. Existing clients, China Airlines, Qatar Airways, Saudi Arabian Airways, Air France and Emirates have likewise re-affirmed their commitment by renewing their contracts with MECS.

MECS currently caters for ten international airlines worldwide and is looking to expand its institutional catering business in Manila with new clients wins.

MALDIVES INFLIGHT CATERING PTE LTD (MIC)

MIC secured new clients, Air Luxor, STAR Airlines and Britannia Airways in FY2003/2004. As part of its upgrading programme to offer a higher level of service to clients, plans are underway to construct a new inflight kitchen that will improve operational flow and efficiency. The new inflight kitchen is scheduled for completion by the end of 2005.

TAJ-SATS AIR CATERING LIMITED (TSAC)

TSAC's Kolkata unit secured its first international airline client, Royal Jordanian in July 2003.

The increasing volume of meals handled has made it necessary for TSAC to renovate facilities at Kolkata. When the renovations are completed in January 2005, TSAC will be able to serve 5,000 more meals per day, double the number of meals being served currently, and will be in a better position to win more international airline clients.

TAN SON NHAT CARGO SERVICES LTD (TCS)

TCS acquired added four new clients, Garuda Indonesia, Lion Air, China Yunnan Airlines and Uzbekhistan Airways, in the last financial year, bringing its total client numbers to 23.

TCS introduced its e-cargo services on the Internet via its new website in June 2003. Clients can now obtain information on the list of service charges and procedures for dispatching and collecting cargo on-line. In addition, cargo agents can now check the status of any export or import shipment and the quantity of import shipments stored at its warehouse.



SOARING WITH OUR PEOPLE





SATS' COMMITMENT TO EMPLOYEE MOTIVATION AND EMPOWERMENT DRIVES OUR HIGH QUALITY WORKING ENVIRONMENT. OUR PASSION TO ACHIEVE CONTINUES TO DELIVER HIGH STANDARDS OF SERVICE TO OUR CLIENTS YEAR AFTER YEAR.





"SATS has always prided itself for the quality of its working environment. At two separate ceremonies held in July and August 2003 at Raffles The Plaza, 488 staff were honoured for their dedication with long service awards. Recipients received certificates of recognition for 20 to 40 years' loyal service to SATS."

Encouraging employee ideas for work improvements and continual skills upgrading are the cornerstones of SATS' service excellence philosophy. Despite a challenging year, SATS has maintained its commitment to motivating and empowering its employees by recognising outstanding service and best practices through training.

The 20th Staff-Ideas-In-Action (S-I-A) Award Ceremony in November 2003 honoured over 1,000 suggestions from staff, departments, divisions, regions and subsidiaries within the SATS Group. SATS Airport Services received a special commendation for its improved staff suggestion rate from 1:12 to 1:5. Cost savings resulting from these suggestions are estimated at $1.2 million, a 3.8% increase from the previous year.

In the SATS Innovation Awards, SATS Catering claimed the top prize for improving the cart transport systems, resulting in potential savings from damages and subsequent repairs of up to $5,000 per month. The SATS Maintenance team won second prize with an initiative to modify pump speed control linkage of the tractors, preventing drivers from excessive speeding. Potential savings from the prevention of accidents and subsequent repairs could amount to about $2,000 a month. Passenger Services Operations 2 for Terminal 2 came in third with the idea of changing the brand of mineral water served at the SATS Premier Lounge in Terminal 2. This idea resulted in cost savings of $1,400 a month.

SATS has always prided itself for the quality of its working environment. At two separate ceremonies held in July and August 2003 at Raffles The Plaza, 488 staff were honoured for their dedication with long service awards. Recipients received certificates of recognition for 20 to 40 years' loyal service to SATS.

Mr Omar Abdullah won the coveted CAAS Service Personality of the Year for his outstanding handling of an elderly passenger who was ill while on transit at the airport.

SATS' employees continued to embrace self-improvement opportunities and SATS recognises the value of this by providing on-going staff training programs.

Among the programmes implemented during the last financial year were the Service Quality Month and YES! Phase IV, which was successfully launched on 1 August 2003. The theme for YES! Phase IV was "I'm ALL YES!" and communicated two key messages. One was a reaffirmation by SATS to provide extraordinary service to customers through the embodiment of YES! in the staff. The other was a recommitment by the staff to YES! behaviours, mindset and attitudes summarised by the five fundamental service principles of YES! – Professional, Positive, Proactive, Progressive and Passionate.

 

During the year, SATS' employees volunteered their time and energy to the community and the underprivileged with customary enthusiasm.

Employees rallied to organise a fundraising drive that raised more than $27,000 to help victims of the Bali bomb blasts on 12 October 2002. The fundraising drive was organised by the staff of Baggage and Transport Department. With help from The Rotary Club, Bali Kuta, funds collected were used to provide the victims' children with scholarships for high school education.

Staff from different divisions made regular visits to the SATS Home for Senior Citizens. Throughout the year, food parcels were distributed to help needy residents living in the Bedok and Chai Chee areas, providing them with the daily basic necessities like rice, cooking oil and biscuits.

The SATS Workers' Union (SATSWU) has always managed to set aside sufficient funds for scholarships to deserving children of members during both good and bad times. In 2003, 134 scholarship awards worth about $23,000 were presented at the 18th SATSWU ceremony held in September. These comprised four university, four 'A' levels, 31 'O' levels and 95 PSLE awards.

"The spirit of teamwork and sharing was further strengthened through recreational activities. Employees are strongly encouraged to exercise and maintain a healthy lifestyle."

The spirit of teamwork and sharing was further strengthened through recreational activities. Employees are strongly encouraged to exercise and maintain a healthy lifestyle.

ACTIVE Day 2003 took place on 30 September 2003. Instead of the usual aerobics and workout exercises, participants were treated to an hour-long aromatherapy workshop during which participants not only learnt about the healing properties of essential oils but also some simple relaxation techniques for the mind and the body. Following this, participants were led by an instructor in line dancing and treated to a dazzling dance performance.

Service Day for the SATS management staff took place on 1 August 2003. The objective of this was to help managers have a better understanding of line-level issues which come under their responsibility. The day kicked off with a management walkabout at the Airfreight Terminals during which management helped in cargo handling functions.

Vice Presidents and Managers from Catering and other SATS divisions were also involved in dishing, pre-setting trays, and loading cargo onto aircraft. At 4 o'clock in the morning, a group of management staff from SATS Holding and SATS Security Services were on hand at the PTB1 and 2 security screening counters to greet customers, lift luggage onto security screening benches and perform security checks.



EARNINGS

The SATS Group's operating profit declined $37.4 million (-16.4%) to $190.8 million. Profit before tax was $217.6 million, a decrease of $40.5 million (-15.7%). Profit after tax dropped $25.2 million (-11.7%) to $189.6 million and profit attributable to shareholders decreased $24.9 million (-11.6%) to $189.8 million.

Earnings per share was 18.9 cents, a decrease of 2.6 cents (-12.1%). Profit margin dropped a marginal 0.6 percentage point to 21.8%. Return on average shareholders' funds was 4.9 percentage points lower at 16.4%.

GROUP REVENUE AND EXPENDITURE



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1000
800
600
400
200
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99/00
00/01
01/02
02/03
03/04
REVENUE
EXPENDITURE

GROUP PROFIT BEFORE AND AFTER TAX



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300
240
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120
60
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PROFIT AFTER TAX

GROUP RESULTS



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EXPENDITURE
OPERATING PROFIT
PROFIT AFTER TAX

GROUP PROFITABILITY RATIOS



PERCENT
CENTS
30.0
25.0
20.0
15.0
10.0
5.0
0
99/00
00/01
01/02
02/03
03/04
RETURN ON AVE. SHAREHOLDERS' FUNDS (%)
NET PROFIT MARGIN (%)
EARNINGS PER SHARE (CENTS)
RETURN ON TOTAL ASSETS (%)

REVENUE

The Group's revenue declined $89.4 million (-9.3%) to $868.7 million mainly because of flight cancellations and drop in passenger loads as a result of the outbreak of Severe Acute Respiratory Syndrome (SARS) during the period March to June 2003.

The segmental revenue and its composition are as follows:

	2003-2004		2002-2003		% CHANGE
	$ MILLION	%	$ MILLION	%	
Inflight catering	**356.5**	**41.0**	416.1	43.4	- 14.3
Ground handling	**418.3**	**48.2**	463.7	48.4	- 9.8
Aviation security	**59.9**	**6.9**	50.2	5.2	+ 19.3
Others#	**34.0**	**3.9**	28.1	3.0	+ 21.0
Total	**868.7**	**100.0**	958.1	100.0	- 9.3

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Revenue from inflight catering, which constituted 41.0% of total Group's revenue, reduced 14.3% from $416.1 million to $356.5 million in the financial year ended 31 March 2004 because of lower volume of inflight meals uplifted.

Revenue from ground handling, made up 48.2% of total Group's revenue, also dropped 9.8% from $463.7 million to $418.3 million because of lesser number of flights and lower cargo volume handled in the current financial year.

Revenue from aviation security services contributed 6.9% to total Group's revenue, increased $9.7 million (+19.3%) mainly from the new security screening services rendered at the airport's gate hold room from September 2003.

Revenue from other services increased $5.9 million (+21.0%) to $34.0 million mainly because of the full year's impact of the subsidiary M/s Country Foods, as it was acquired during third quarter of the preceding financial year.

GROUP REVENUE COMPOSITION


A. 2003-2004
48.2%
6.9%
3.9%
41.0%
B. 2002-2003
48.4%
5.2%
3.0%
43.4%
INFLIGHT CATERING
GROUND HANDLING
AVIATION SECURITY
OTHERS

EXPENDITURE

The Group's expenditure decreased $52.0 million (-7.1%) to $677.9 million.

Lower staff costs contributed significantly to the decrease. The reduction in staff costs of $36.5 million was mainly from lower provision for profit-sharing bonus (-$26.5 million) compared to last financial year. This is in accordance with the profit-sharing agreement which is based on the profits of the SIA Group and is applicable until the end of financial year 2003-04. In addition, overtime and allowances decreased approximately $13.5 million. Reduction in CPF contribution from 16% to 13% with effect from 1 October 2003 resulted in a savings of approximately $2.9 million. The decrease was offset by a 2.5% service increment for October 2003 of $2.7 million, and provision for additional 15% make-up lump sum payment ($1.6 million) payable based on SIA Group's results.

Cost of raw materials decreased $4.5 million (-6.4%) to $66.0 million as a result of a lower volume of meals produced.

Licensing fees decreased $7.8 million (-11.4%) because of lower revenue earned.

Other costs decreased $3.5 million (-4.9%). The reduction included an adjustment for over provision of insurance costs of $2.7 million in financial year 2002-03. The decrease was also due to lower cost incurred for staff privilege travel (-$1.3 million) during the SARS outbreak, and the write-back of doubtful debt provision (-$1.0 million) due to the change in the policy. Doubtful debt provision is now based on 5% of the outstanding debt from third party customers. Prior to the change, the policy was 7.5% on outstanding debt as at 31 March 1997 and 1% on incremental debt subsequently. The reduction in other costs was offset by an increase in IT expenses (+$1.8 million).

GROUP EXPENDITURE COMPOSITION

A. 2003-2004


9.7%
9.0%
9.1%
8.2%
10.0%
54.0%

B. 2002-2003


9.6%
9.4%
8.3%
7.8%
9.8%
55.1%

STAFF COSTS
COST OF RAW MATERIALS
LICENSING FEES
DEPRECIATION CHARGES
COMPANY ACCOMMODATION AND UTILITIES
OTHER COSTS

	2003-2004	2002-2003	CHANGE	
	$ MILLION	$ MILLION	$ MILLION	%
Staff costs	**366.1**	402.6	-36.5	- 9.1
Cost of raw materials	**66.0**	70.5	- 4.5	- 6.4
Licensing fees	**60.7**	68.5	- 7.8	- 11.4
Depreciation charges	**61.5**	60.4	+ 1.1	+ 1.8
Company accommodation and utilities	**55.8**	56.6	- 0.8	- 1.4
Other costs	**67.8**	71.3	- 3.5	- 4.9
Total	**677.9**	729.9	-52.0	- 7.1

SHARE OF RESULTS OF ASSOCIATED COMPANIES

Share of profits from overseas operations through associated companies increased $3.6 million (+11.9%) to $33.8 million and represent 15.5% of the Group's profit before tax, up 3.8 percentage points from last year.

The increase was mainly from Evergreen Air Cargo, from a share of loss of $1.5 million last year to a share of profit of $2.7 million this year. The other increase was from Taj SATS Air Catering (+$1.7 million), Asia Airfreight Terminal (+$1.5 million), Maldives Inflight Catering (+$1.1 million), and Evergreen Airlines Services (+$1.0 million).

The above increase was partly offset by the reduction in profits from Beijing Aviation Ground Services (-$4.2 million). The other associated companies that had lower profits were Beijing Airport Inflight Kitchen (-$1.0 million) and Servair-SATS (-$0.8 million).

EXCEPTIONAL ITEMS

The Group incurred a one-off payment of $8.0 million from the retrenchment and early retirement scheme exercise conducted in June 2003.

TAXATION

The Group's provision for taxation in financial year 2003-04 was $28.0 million, a decrease of $15.3 million (-35.3%) mainly from $21.1 million tax write-back – $9.4 million due to the reduction in Singapore corporate tax rate from 22% to 20%, and $11.7 million as a result of tax-exemption on remittance of foreign dividend income from countries with headline tax rates of at least 15%. The taxation of $43.3 million in the previous financial year also included a tax write-back of $17.8 million from a change in Singapore corporate tax rate from 24.5% to 22.0%.

DIVIDENDS

An interim dividend of 3 cents per share, amounting to $23.5 million after tax, was paid on 28 November 2003. The directors propose that a final dividend of 5 cents per share, amounting to $40.2 million after tax, be paid. The total dividend less tax, payable out of profits for financial year 2003-04, will amount to $63.7 million compare to $54.6 million in the previous financial year.

A one-off special dividend of 37 cents per share, amounting to $297.8 million after tax is proposed for financial year 2003-04.

FINANCIAL POSITION

At 31 March 2004, the shareholders' fund of the Group was $1,228.1 million, up $141.3 million (+13.0%). Net asset value per share of the Group was $1.22, up 13.4 cents from a year ago.

The net tangible assets per share of the Group rose 13.3 cents (+12.3%) to $1.21 on 31 March 2004.

The Group's total assets were $1,558.6 million at 31 March 2004, a decrease of $113.5 million (-6.8%) after the repayment of $200 million fixed rate notes.

Net liquid assets of the Group went up $129.8 million to $397.9 million at 31 March 2004. The debt equity ratio declined from 0.23:1 to 0.04:1 at 31 March 2004 after the redemption of $200 million debt.

SHAREHOLDERS' FUNDS, TOTAL ASSETS AND NET ASSET VALUE PER SHARE



$ MILLION
1800
1600
1400
1200
1000
800
600
400
200
0
CENTS
135
120
105
90
75
60
45
30
15
0
99/00
00/01
01/02
02/03
03/04
SHAREHOLDERS' FUNDS ($ MILLION)
TOTAL ASSETS ($ MILLION)
NET ASSET VALUE PER SHARE (CENTS)

NET LIQUID ASSETS/(LIABILITIES)



$ MILLION
440
360
280
200
120
40
-40
-120
-200
0
99/00
00/01
01/02
02/03
03/04

SHARE CAPITAL AND OPTIONS OF THE COMPANY

The issued and paid-up capital of the Company increased from S$100,000,000 as at 1 April 2003 to S$100,600,548 as at 31 March 2004. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan").

On 1 July 2003, options were granted under the Plan to eligible employees to subscribe for 16,007,800 Shares, out of which options in respect of 14,168,900 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2004 for Senior Executives (as defined under the Plan) and 1 July 2005 for other employees, and expire on 30 June 2013. The exercise price of the Shares under the said options is S$1.77 per Share. As at 31 March 2004, options to subscribe for a total of 68,911,300 Shares were outstanding under the Plan.

CAPITAL EXPENDITURE AND CASH FLOW

The Group's capital expenditure was $33.4 million, $12.2 million (+57.5%) higher than the preceding year. The assets acquired during the financial year include manpower rostering system, additional amount capitalised for the food handling system at inflight catering center 1 and installation of dock levellers at the airfreight terminals 1 to 4.

Internally generated cash flow was $240.5 million, $66.0 million lower than last year. This resulted in lower self-financing ratio of cash flow to capital expenditure, from the ratio of 14.4:1 in last financial year to 7.2:1 this year.

As at 31 March 2004, the Group's cash and cash equivalents stood at $303.6 million. This was a decline of $46.6 million (-13.3%) compared to 31 March 2003. The bulk of the cash were invested in liquid assets such as fixed deposits and variable rate notes.

CAPITAL EXPENDITURE AND INTERNALLY GENERATED CASH FLOW


$ MILLION
RATIO
320
280
240
200
160
120
80
40
0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
99/00
00/01
01/02
02/03
03/04
CAPITAL EXPENDITURE ($ MILLION)
INTERNALLY GENERATED CASHFLOW ($ MILLION)
SELF FINANCING RATIO

REVENUE AND OPERATING PROFIT BY BUSINESS ACTIVITIES


$ '000
1,200
1,000
800
600
400
200
0
REVENUE
OPERATING PROFIT
99/00
00/01
01/02
02/03
03/04
GROUND HANDLING
INFLIGHT CATERING
OTHERS

BREAKDOWN BY BUSINESS ACTIVITIES

	REVENUE $ MILLION		OPERATING PROFIT $ MILLION	
	2003-2004	2002-2003	2003-2004	2002-2003
Inflight catering	**356.5**	416.1	**78.1**	102.4
Ground handling	**418.3**	463.7	**74.2**	91.6
Others#	**93.9**	78.3	**38.5**	34.2
	868.7	958.1	**190.8**	228.2

	PROFIT BEFORE TAX $ MILLION		AVERAGE NUMBER OF EMPLOYEES*	
	2003-2004	2002-2003	2003-2004	2002-2003
Inflight catering	**86.9**	111.5	**2,710**	2,844
Ground handling	**94.4**	115.2	**4,969**	5,174
Others#	**36.3**	31.4	**1,695**	1,309
	217.6	258.1	**9,374**	9,327

	TOTAL ASSETS $ MILLION		CAPITAL EXPENDITURE $ MILLION	
	2003-2004	2002-2003	2003-2004	2002-2003
Inflight catering	**550.8**	553.3	**5.1**	3.9
Ground handling	**704.3**	712.0	**16.9**	15.2
Others#	**303.5**	406.8	**11.4**	2.1
	1,558.6	1,672.1	**33.4**	21.2

\# Others include aviation security, airline laundry services, cargo delivery, manufacturing of frozen processed food and leasing of office space to airline clients and cargo agents.

* Number of contract workers not included.

INFLIGHT CATERING

Revenue for inflight catering declined $59.6 million (-14.3%) to $356.5 million due to 11.1% decrease in the number of meals uplifted. Revenue from SIA Group and third party carriers decreased 14.5% and 14.1% respectively.

Its operating profit decreased $24.3 million (-23.7%) to $78.1 million mainly due to the drop in revenue. Profit before tax was down $24.6 million (-22.1%) to $86.9 million.

Total assets amounted to $550.8 million, $2.5 million (-0.5%) lower than one year ago.

The capital expenditure for inflight catering was $5.1 million, $1.2 million higher than last financial year.

GROUND HANDLING

Revenue dropped $45.4 million (-9.8%) to $418.3 million because of a 15.9% reduction in the number of flights handled and 3.8% reduction in cargo volume processed. Revenue from SIA Group came down 9.1%, while that from other operators decreased 10.8%.

The operating profit declined $17.4 million (-19.0%) to $74.2 million, and profit before tax dropped $20.8 million (-18.1%) to $94.4 million.

Total assets amounted to $704.3 million, a decrease of $7.7 million (-1.1%) from a year ago.

The capital expenditure was $16.9 million, $1.7 million higher than last financial year.

BREAKDOWN BY GEOGRAPHICAL LOCATION

	REVENUE $ MILLION		PROFIT BEFORE TAX $ MILLION	
	2003-2004	**2002-2003**	**2003-2004**	**2002-2003**
Singapore	**868.7**	958.1	**183.3**	227.0
Overseas	**-**	-	**34.3**	31.1
	868.7	958.1	**217.6**	258.1

	TOTAL ASSETS $ MILLION		CAPITAL EXPENDITURE $ MILLION	
	2003-2004	**2002-2003**	**2003-2004**	**2002-2003**
Singapore	**1,352.7**	1,455.2	**33.4**	21.2
Overseas	**205.9**	216.9	**-**	-
	1,558.6	1,672.1	**33.4**	21.2

VALUE ADDED

The total value added of the Group was $627.1 million, down $77.4 million (-11.0%) from financial year 2002-03.

Of the total value added of $627.1 million, $341.9 million (54.5%) went to salaries and other staff costs. Shareholders received $54.7 million (8.7%) in dividends, interest on borrowings accounted for $6.1 million (1.0%) while corporate taxes accounted for $28.0 million (4.5%). The remaining $196.6 million (31.3%) was retained for future capital requirements.

STATEMENT OF VALUE ADDED AND ITS DISTRIBUTION (IN $ MILLION)

	2003-2004	2002-2003	2001-2002	2000-2001	1999-2000
Total revenue	**868.7**	958.1	895.3	887.2	790.2
Less: Purchases of goods & services	**274.6**	289.3	267.5	266.7	226.0
Value added by the Group	**594.1**	668.8	627.8	620.5	564.2
Add/(less):					
Interest income	**5.0**	3.9	4.0	2.9	2.0
Share of results of associated companies	**33.8**	30.2	22.1	17.7	17.5
Amortisation of deferred income	**1.6**	0.9	–	–	–
Amortisation of goodwill	**(0.1)**	–	–	–	–
Net income/(loss) on long-term investments	**0.7**	0.7	0.6	0.4	(1.0)
Exceptional items	**(8.0)**	–	–	–	–
Total value added available for distribution	**627.1**	704.5	654.5	641.5	582.7
Applied as follows:					
To employee					
– Salaries and other staff costs	**341.9**	380.2	304.3	385.9	344.3
To government					
– Corporate taxes	**28.0**	43.3	74.7	40.3	39.5
To supplier of Capital					
– Dividend	**54.7**	54.6	45.3	15.1	148.7
– Minority interests	**(0.2)**	0.1	(0.1)	–	–
– Interest on borrowings	**6.1**	5.8	5.9	4.7	0.4
Retained for future capital requirements					
– Depreciation	**61.5**	60.4	56.8	40.0	38.5
– Retained earnings	**135.1**	160.1	167.6	155.5	11.3
Total value added	**627.1**	704.5	654.5	641.5	582.7
Value added per $ revenue	**0.72**	0.74	0.73	0.72	0.74
Value added per $ employment cost	**1.83**	1.86	2.15	1.66	1.69
Value added per $ investment in fixed assets	**0.50**	0.57	0.53	0.69	0.73

Value added is a measure of wealth created. The statement above shows the Group's value added from 1999-2000 to 2003-2004 and its distribution by way of payments to employees, government, and to those who have provided capital. It also indicates the portion retained in the business for future capital requirements.

STAFF STRENGTH AND PRODUCTIVITY

The Group's average staff strength rose 0.5% from 9,327 to 9,374 as a result of more security personnel employed for the security screening services rendered at the airport's gate hold room. The increase was offset by reduction of 252 staff arising from the retrenchment and early retirement exercise conducted in June 2003.

	2003-2004	2002-2003	% CHANGE
Inflight catering	**2,710**	2,844	- 4.7
Ground handling	**4,969**	5,174	- 4.0
Aviation security	**1,206**	888	+ 35.8
Others#	**489**	421	+ 16.2
	9,374	9,327	+ 0.5

Staff productivity measured by value added per employee dropped 11.4% to $66,897. Revenue per employee also declined 9.8% to $92,668.

	2003-2004	2002-2003	% CHANGE
Value added per employee ($)	**66,897**	75,533	- 11.4
Revenue per employee ($)	**92,668**	102,728	- 9.8
Staff cost per employee ($)	**36,391**	40,758	- 10.7

VALUE ADDED FOR THE GROUP



$ MILLION
RATIO
800
700
600
500
400
300
200
100
0
2.4
2.1
1.8
1.5
1.2
0.9
0.6
0.3
0
99/00
00/01
01/02
02/03
03/04

VALUE ADDED ($ MILLION)
VALUE ADDED PER $ REVENUE
VALUE ADDED PER $ EMPLOYMENT COST
VALUE ADDED PER $ INVESTMENT IN FIXED ASSETS

GROUP STAFF STRENGTH AND PRODUCTIVITY



NO. OF STAFF
$ '000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
150
135
120
105
90
75
60
45
30
15
0
99/00
00/01
01/02
02/03
03/04

GROUP STAFF STRENGTH
VALUE ADDED PER EMPLOYEE ($ '000)
REVENUE PER EMPLOYEE ($ '000)
STAFF COST PER EMPLOYEE ($ '000)

ECONOMIC VALUE ADDED

Economic Value Added (EVA) for the Group was $101.2 million, $35.7 million or 26.1% lower than last year. The EVA was computed using weighted average cost of capital of 7.4% for the current financial year and 8.3% for last financial year.

SENSITIVITY ANALYSIS

Revenue

Inflight catering and ground handling revenue contributed 41.0% and 48.2% of the total group's revenue respectively in the financial year 2003-04. Inflight catering's revenue is mainly dependent on passenger number and the types of meals uplifted by airlines customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A one percent change in the passenger number will have an impact of approximately $3.6 million in revenue for inflight catering. For ground handling, a one percent movement in flight frequency and cargo throughput will result in a change of $4.2 million in its revenue.

Profit Margin

Based on revenue of $868.7 million for the current financial year, a one percent movement in the net profit margin will result in a change of $8.7 million in the Group's profit after tax.

Interest Rate

The Group cash and cash equivalents are mainly invested in short-term deposits and non-equity instruments. Movement in interest rates will have significant impact on the interest and interest income for the Group. Based on the Group's cash holding of $398.4 million, a one percentage point movement in the interest rate will result in $4.0 million change in the interest income for the Group.

Singapore Airport Terminal Services Limited ("SATS" or the "Company") is committed to maintaining high standards of corporate governance within the Company and its subsidiaries (the "Group") as part of its mission to be and grow as a strong, sound and respected leader in its industry, and enhance Shareholder value for the long term. The Company's corporate governance policies and practices are aligned with and guided by the corporate governance principles set out in the Code of Corporate Governance ("Code"), issued by the Corporate Governance Committee in March 2001.

1. BOARD OF DIRECTORS

1.1 BOARD'S CONDUCT OF ITS AFFAIRS

a. **Responsibilities:**
The Board supervises the Management of the Company and sets the overall business strategy and direction of the Group. Key functions of the Board include evaluating and approving important matters such as major investments, funding needs and expenditure. It regularly reviews the business plans and the financial performance of the Company and the Group and has overall responsibility for corporate governance, including the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

b. **Board Committees:**
In carrying out its responsibilities, the Board is supported by the following Board Committees:

1. SATS Board Committee;
2. Audit Committee;
3. Nominating Committee;
4. Remuneration Committee;
5. Board Risk Management Committee; and
6. Capital Structure Committee.

Their composition, functions and activities are set out in Paragraph 2 below.

c. **Board Meetings:**
The Board meets every 2 months on average. Fixed and optional meetings are scheduled, with optional meetings held as scheduled if there are matters requiring the Board's decision at the relevant time. The Company's Articles of Association ("Articles") allow a Director to participate in a Board meeting by telephone conference or other similar means whereby all persons participating in the meeting are able to hear each other, without requiring his physical presence at the meeting.

d. In the financial year ended 31 March 2004 of the Company ("FY03/04"), 8 Board meetings, including one ad-hoc Board meeting and one full day off-site Board Strategy Meeting, were held. The attendance of the Directors on the Board at the end of FY03/04 at the meetings was as follows:

NAME OF DIRECTOR	NO. OF BOARD MEETINGS ATTENDED
Mr Cheng Wai Wing Edmund*	6
Mr Chew Choon Seng	7
Mr Barry Henry Patrick Desker	7
Dr Richard Charles Helfer	5
Dr Hong Hai	7
Mr Ng Kee Choe	7
Dr Ow Chin Hock	8
Mr Phoon Siew Heng Jimmy	5
Mr Tan Jiak Ngee Michael	8

* Mr Cheng was appointed to the Board on 22 May 2003 and has attended all Board meetings held since his appointment.

1. BOARD OF DIRECTORS (continued)

1.1 BOARD'S CONDUCT OF ITS AFFAIRS (continued)

e. **Board Decisions:**
Decisions of the Board are communicated to Management through attendance of key Management members (including President & Chief Executive Officer ("CEO"), Chief Operating Officer and Chief Financial Officer of the Company) at Board meetings and circulation of the minutes of Board meetings to Management.

f. The Board has adopted a set of Guidelines on matters that require its approval. Matters requiring the Board's approval specified in the Guidelines include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

g. **Training Needs:**
Orientation for new Director and Chairman:
Mr Edmund Cheng was appointed Director and Chairman of the Company on 22 May 2003, succeeding Dr Cheong Choong Kong. Mr Cheng was given detailed briefings by key senior Management on the structure, business and activities carried out by the Group, and an overview of the business challenges and risks facing the Group. Mr Cheng also met with junior Management and Administrative Officers of all the various individual operational units and departments within the Group, and during these sessions was given detailed presentations on their areas of operation (including, for some operational units, guided tours of their facilities and operations), and feedback on their plans and concerns. Mr Cheng also met with the Company's internal auditors to get their views on the Group's internal controls. Corporate materials and documents such as the latest Annual Report and Summary Financial Statement, minutes of recent Board meetings and the Company's Memorandum and Articles of Association, as well as the Company's internal corporate policies and regulations and terms of reference for the various Board Committees, were also provided to him for his understanding of the corporate structure and corporate governance framework of the Group.

Continuing education for Directors:
Directors are encouraged to attend relevant and useful seminars for their continuing education and skills improvement, conducted by external organizations, at the Company's cost.

1.2 BOARD COMPOSITION AND MEMBERSHIP

a. **Board members:**
The Board Members as at the end of FY03/04 were:

NAME OF DIRECTOR	POSITION HELD ON THE BOARD	DATE OF FIRST APPOINTMENT TO THE BOARD	DATE OF LAST RE-ELECTION AS A DIRECTOR
Mr Edmund Cheng	Chairman	22 May 2003 (as Director and Chairman)	19 July 2003
Mr Chew Choon Seng	Director	1 June 1996 (as Director) 22 May 2003 (as Deputy Chairman)	19 July 2003
Mr Barry Desker	Director	1 August 1999	19 July 2003
Dr Richard Helfer	Director	1 March 2000	9 July 2002
Dr Hong Hai	Director	1 March 2000	9 July 2002
Mr Ng Kee Choe	Director	1 March 2000	19 July 2003
Dr Ow Chin Hock	Director	21 May 2002	9 July 2002
Mr Jimmy Phoon	Director	21 May 2002	9 July 2002
Mr Michael Tan	Director	1 September 1977 (as Director)*	9 July 2002

* Mr Tan was Deputy Chairman from 1 February 1991 to 21 May 2003.

1. BOARD OF DIRECTORS *(continued)*

1.2 BOARD COMPOSITION AND MEMBERSHIP (continued)

b. **Non-Executive Directors and Directors' Independence:**
All Directors on the Board are non-executive Directors.

Mr Barry Desker, Mr Ng Kee Choe, Dr Hong Hai, Dr Richard Helfer** and Dr Ow Chin Hock are considered by the Nominating Committee to be independent Directors. Mr Edmund Cheng, Mr Chew Choon Seng, Mr Michael Tan and Mr Jimmy Phoon are considered by the Nominating Committee to be non-independent Directors.

** Dr Helfer was until 2 April 2003 the President and Chief Executive Officer of Raffles Holdings Limited ("RHL") and the Chairman and Chief Executive Officer of Raffles International Limited ("RHI"). Both RHL and RHI are related companies of the Company through their common ultimate controlling shareholder Temasek Holdings (Private) Limited ("Temasek"). Dr Helfer was appointed to the Board prior to RHL and RHI becoming Temasek group companies, and he has continued to be a Director of the Company after his recent departure from RHL and RHI. The Nominating Committee and the Board regard Dr Helfer as independent; they consider that his previous employment by RHL and RHI would not interfere, nor would it be reasonably perceived to interfere, with the exercise of his independent business judgment with a view to the best interests of the Company.

c. **Retirement and re-election of Directors:**
The Articles require 1/3 (or the number nearest 1/3 rounded upwards to the next whole number) of the Directors for the time being to retire from office at each Annual General Meeting ("AGM"). Retiring Directors are selected on the basis of those who have been longest in office since their last election, failing which they will be selected by agreement or by lot. They are eligible for re-election under the Articles. At the Company's last Extraordinary General Meeting held on 19 July 2003, the Articles were amended to require all Directors to retire from office at least once every 3 years.

d. The Directors standing for re-election at the AGM scheduled on 20 July 2004 are Dr Richard Helfer, Dr Hong Hai and Mr Michael Tan. The Nominating Committee recommends their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour), including, in the case of Dr Richard Helfer and Dr Hong Hai, as independent Directors.

e. The Board, through the Nominating Committee, reviews the structure, size and composition of the Board (Please see Paragraph 2 sub-paragraph 2.3 below on the Nominating Committee for further details). Key information on the Directors, their respective backgrounds and fields of expertise can be found in the "Board of Directors" section in this Annual Report.

1.3 NO RELATIONSHIP BETWEEN CHAIRMAN AND CEO

The Chairman and CEO are not related to each other. There is a clear separation of the roles and responsibilities between the Chairman and the CEO, who is not a Board member.

1.4 BOARD PERFORMANCE

a. The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board has appointed a consulting firm specializing in Board evaluation and human resource to assist the Board to design and implement the process, comprising 2 parts – a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria, recommended by the consultants, were approved by the Nominating Committee and the Board. This is the second year in which the collective Board evaluation process has been implemented. The qualitative assessment utilizing a confidential questionnaire submitted by each Director individually, has remained unchanged for FY03/04. As for the quantitative performance criteria, the Board refined the performance criteria by adding an additional measure after conclusion of the first assessment exercise.

1. BOARD OF DIRECTORS (continued)

1.4 BOARD PERFORMANCE (continued)

b. The Nominating Committee and the Board will implement a formal process for assessing the contribution of each Director to the effectiveness of the Board as a second phase. They felt that individual assessment should not take place this year, as it would be beneficial to give the collective Board evaluation process a chance to stabilise and for the results of the process to be demonstrated, before implementing an additional process. The consultants have been appointed for a 3-year term to guide the Nominating Committee and the Board and will render its assistance for both phases of the Board evaluation process.

1.5 BOARD ACCESS

a. **Access to Information:**
The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections. Information papers on material matters and issues being dealt with by Management are also circulated to the Board. In addition, the Board's various Committees receive minutes and Papers from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members. Chairmen of the various Board Committees with Management's input will assess whether it is appropriate to also circulate such minutes and Papers to the full Board.

b. As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated a reasonable period in advance of the meetings for Directors' review and consideration, and key decisions are reserved for decisions at Board meetings rather than circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain regular items such as reports on the Group's financial and operational performance including key productivity and performance indicators of subsidiaries and associated companies, updates on business development, latest monthly Management accounts of the Group (covering, inter alia, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variance), as well as particular matters for the decision and information of the Board.

c. Monthly Management accounts of the Group which are not circulated to the Board for discussion at Board meetings are circulated separately to the Board for their information.

d. **Access to Management:**
The Board has separate access to the CEO, the Chief Financial Officer and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

e. **Company Secretary:**
The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"); communicating with relevant regulatory authorities and bodies and Shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the SGX-ST Listing Manual or the Articles, or as required by Chairman SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be.

f. **Independent Advice:**
The Directors have also approved a procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

2. BOARD COMMITTEES

There are 6 Board Committees, comprising the following Board members:

BOARD MEMBERS	SATS BOARD COMMITTEE	AUDIT COMMITTEE	NOMINATING COMMITTEE	REMUNERATION COMMITTEE	BOARD RISK MANAGEMENT COMMITTEE	CAPITAL STRUCTURE COMMITTEE
Mr Edmund Cheng	Chairman					
Mr Chew Choon Seng	Member	Member	Member			Chairman
Mr Barry Desker			Chairman			
Dr Richard Helfer				Chairman		
Dr Hong Hai		Member		Member	Chairman	
Mr Ng Kee Choe		Chairman	Member			Member
Dr Ow Chin Hock					Member	
Mr Jimmy Phoon						Member
Mr Michael Tan	Member			Member	Member	

2.1 SATS BOARD COMMITTEE

a. For better operational efficiency, the SATS Board Committee was formed on 24 March 2000 to deputise for the Board in operational matters, and is duly empowered to, *inter alia*, open bank accounts, grant powers of attorney, affix the Company's seal, and nominate board members to the Company's subsidiaries and associated companies.

b. The SATS Board Committee does not meet regularly and held no meetings during FY03/04. In practice, resolutions are passed by the SATS Board Committee by circulation and unanimous written approval by the SATS Board Committee members.

c. In FY03/04, 18 resolutions were passed by the SATS Board Committee.

d. Resolutions approved by the SATS Board Committee are duly notified to fellow Directors through their inclusion in the minutes of Board meetings.

2.2 AUDIT COMMITTEE

a. The Audit Committee was formed on 2 March 2000. It comprises 3 members, 2 of whom, including the Chairman, are independent Directors. The Audit Committee is chaired by Mr Ng Kee Choe, and its members are Mr Chew Choon Seng and Dr Hong Hai.

b. The Board is of the view that the Audit Committee has the necessary and appropriate expertise and experience required by the Code.

2. BOARD COMMITTEES (continued)

2.2 AUDIT COMMITTEE (continued)

c. Under the Company's Audit Committee Charter, the Audit Committee's responsibilities include the review of the following:

- quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST
- the audit plan, the external auditors' Management letter and the scope and results of the annual audit
- independence and objectivity of the external auditors, their appointment and reappointment and audit fee
- adequacy of the internal audit function, scope of internal audit work and audit programme
- effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors
- suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto
- Interested Person Transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' Mandate for Interested Person Transactions

The Audit Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act (Cap. 50), the Listing Manual of the SGX-ST including the Code, and other relevant laws and regulations.

d. The Audit Committee has full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

e. The Audit Committee is required by its Charter to meet at least 3 times a year, and in practice is scheduled to meet on a quarterly basis, with the internal and external auditors of the Company present, including at least once without the presence of Management. In FY03/04, 4 Audit Committee meetings were held. All the Audit Committee meetings were attended by all the Audit Committee members except that Mr Ng Kee Choe was not able to attend the last Audit Committee meeting of FY03/04.

f. The Audit Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by the external auditors to the Group during FY03/04, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

g. Minutes of Audit Committee meetings are circulated to fellow Directors by the Company Secretary or the Secretary to the Audit Committee.

2.3 NOMINATING COMMITTEE

a. The Nominating Committee was established on 23 October 2001. Under the Nominating Committee Charter adopted by the Board, the Nominating Committee's functions include the following: to review and make recommendations to the Board on the structure, size and composition of the Board, make recommendations to the Board regarding selection of new Directors, re-nominations and re-elections of existing Directors, evaluate the independence of Directors, and do all things as may form part of the responsibilities of the Nominating Committee under the provisions of the Code.

2. BOARD COMMITTEES (continued)

2.3 NOMINATING COMMITTEE (continued)

b. The Nominating Committee comprises 3 members, 2 of whom, including the Chairman, are independent Directors. The Nominating Committee is chaired by Mr Barry Desker and its other members are Mr Ng Kee Choe and Mr Chew Choon Seng. Both Mr Desker and Mr Ng are independent Directors. The Nominating Committee met once by teleconference during FY03/04. All its members attended the meeting. At that meeting, the Nominating Committee passed resolutions in relation to the selection of Directors retiring and standing for re-election at the AGM, the independence of Directors, whether Directors holding multiple directorships have been adequately carrying out their duties, and the change of the Chairman and Deputy Chairman of the Company. Minutes of the meeting were circulated to the Board.

c. The Nominating Committee has adopted principles for the determination of the Board size and composition and independence, based on the principles of the Code. The Nominating Committee's conclusions in this regard have been adopted by the Board.

2.4 REMUNERATION COMMITTEE

a. The Senior Officers' Remuneration Committee, formed on 17 February 2000, was on 23 October 2001 renamed by the Board as the Remuneration Committee and vested additionally with the duties of the remuneration committee as set out in the Code as well as the duties of the SATS Committee on Staff Matters which was then disbanded.

b. The Remuneration Committee's terms of reference include the following:

- reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances)
- overseeing the terms of appointment, scope of duties and remuneration of those occupying the position of Vice President and above within the Group
- implementing and administering the Company's Employee Share Option Plan ("Plan") in accordance with the prevailing Rules of the Plan, requirements of the SGX-ST and applicable laws and regulations
- overseeing the recruitment, promotion and distribution within the Group, of staff talent
- doing all other things and exercising all other discretions as may form part of responsibilities of the remuneration committee under the provisions of the Code

c. The Remuneration Committee comprises 3 members, all of whom are non-executive Directors. It is chaired by Dr Richard Charles Helfer, an independent Director, and its other members are Mr Michael Tan, and another independent Director, Dr Hong Hai. The Secretary to the Remuneration Committee is Vice President (Human Resource) SATS. The Remuneration Committee met 3 times during FY03/04. All its members attended the meetings.

d. During FY03/04, the Remuneration Committee passed resolutions in relation to the following matters:

- Fifth Grant of Options under the Plan for senior executives
- Fifth Grant of Options under the Plan for all other employees
- Grant of Options under the Plan to Managers with less than 2 years' service
- Exercise of Options under the Plan
- Salary Review of Vice Presidents, Senior Vice Presidents and Chief Executives

and also deliberated and advised Management on the various organisational changes within the Group.

e. Formal minutes of Remuneration Committee meetings are circulated to the Board.

2. BOARD COMMITTEES (continued)

2.5 BOARD RISK MANAGEMENT COMMITTEE

a. The Board Risk Management Committee was formed on 30 October 2002. The terms of reference of the Board Risk Management Committee include overseeing the activities of the SATS Group Risk Management Committee ("SGRMC") and the review of policies, limits and directives proposed by the SGRMC with regard to risk management. The Board Risk Management Committee forms part of the risk management structure detailed in the "Internal Controls Statement" section of this Annual Report.

b. The Board Risk Management Committee comprises Dr Hong Hai as Chairman and Dr Ow Chin Hock and Mr Michael Tan as members. It met once during FY03/04. The meeting was attended by all its members, and the following matters were discussed:

- status of the Group Risk Management Process
- security measures employed by the Group
- review of the revised Risk Register of the Group of which sets out the Group's risk profile and action plans to prevent/mitigate risks
- the Group's insurance programme
- SATS Occupational Health and Safety Management System
- update on Severe Acute Respiratory Syndrome ("SARS")

c. The Board Risk Management Committee will report to the Board significant changes in the business and external environment which affect key risks. Minutes of its meetings are circulated to the Board for its information.

2.6 CAPITAL STRUCTURE COMMITTEE

a. The Capital Structure Committee was formed on 5 September 2002 as a non-standing Board Committee. Its primary function is to assist the Board to improve the capital structure of the Company in order to maximise Shareholders' returns. To achieve this, the Capital Structure Committee has reviewed the gearing of the Company and determined the optimal capital structure for the Company to enable the Company to reduce its weighted average cost of capital ("WACC") and enhance its Return on Equity ("RoE"), and the means to attain the optimal structure.

b. The Capital Structure Committee met once during FY03/04. All its members attended the meeting. Minutes of the meeting were circulated to the Board.

3. ANNUAL REMUNERATION REPORT

3.1 DIRECTORS' REMUNERATION

a. The Fees and Allowances proposed to be paid to Directors for FY03/04 are as follows:

TYPE OF APPOINTMENT	EXISTING FEE* (FY02/03)	PROPOSED FEE
BOARD OF DIRECTORS	$	$
Basic Fee	28,000	28,000
Board Chairman's Allowance	28,000	28,000
Board Deputy Chairman's Allowance	14,000	14,000
AUDIT COMMITTEE		
Committee Chairman's Allowance	16,800	16,800
Member's Allowance	8,400	8,400
OTHER BOARD COMMITTEES		
Committee Chairman's Allowance	8,400	8,400
Member's Allowance	4,200	4,200
OVERALL CAP ON FEES AND ALLOWANCES		
Chairman of the Board	84,000	84,000
Deputy Chairman of the Board	70,000	70,000
Director	56,000	56,000

* In the previous financial year ended 31 March 2003 ("FY02/03"), the members of the Capital Structure Committee did not receive any Board Committee allowance. Also, Directors had separately waived 50% of the fees and allowances approved by Shareholders for FY02/03 as set out in this column, in the light of the difficult economic conditions facing the Company following the war in Iraq and impact of SARS, and the cost cutting measures taken as well as under consideration by the Company, relating to staff and other costs.

Every Director will receive the Basic Fee. In addition, he will receive the Chairman's or Deputy Chairman's Allowance if he is Chairman or Deputy Chairman of the Board respectively, as well as the relevant Allowance (depending on whether he is Chairman or Member of the relevant Board Committee) for each position he holds on a Board Committee, subject to an overall cap on the total fees and allowances to be received by him. If he occupies a position for part of FY03/04, the Fee or Allowance payable will be prorated accordingly.

For at least as long as individual Directors' performance evaluation has not been implemented (please see Paragraph 1 sub-paragraph 1.4b. above), the performance of individual Directors will not be taken into account in determining the fees and allowances payable to them.

3. ANNUAL REMUNERATION REPORT (continued)

3.1 DIRECTORS' REMUNERATION (continued)

b. Based on the proposed formula set out above, all 9 Directors on the Board at the end of FY03/04 will each receive total fees and allowances not exceeding $250,000.00. Each individual Director will receive fees and allowances as follows:

NAME OF DIRECTOR	TOTAL FEES AND ALLOWANCES ($)
Mr Edmund Cheng####	55,426.23
Dr Cheong Choong Kong#	9,559.02
Mr Michael Tan##	42,550.82
Mr Chew Choon Seng###	64,663.93
Mr Barry Desker	36,400.00
Mr Richard Helfer	36,400.00
Dr Hong Hai	49,000.00
Mr Ng Kee Choe	53,200.00
Dr Ow Chin Hock	32,200.00
Mr Jimmy Phoon	32,200.00
Total fees and allowances payable to all Directors	**411,600.00**

Director and Chairman until 21 May 2003
Deputy Chairman until 21 May 2003
Deputy Chairman since 22 May 2003
Director and Chairman since 22 May 2003

c. None of the immediate family members of a Director on the Board or of CEO as at the end of FY03/04 is employed by the Company or its related companies at a remuneration exceeding $150,000.00 during the year.

3. ANNUAL REMUNERATION REPORT (continued)

3.2 KEY EXECUTIVES' REMUNERATION

a. The remuneration of the top 5 key executives of the Group during FY03/04 was as follows:

REMUNERATION BAND & NAME OF KEY EXECUTIVE	SALARY (%)	BONUSES		BENEFITS (%)	TOTAL (%)	SHARE OPTIONS##
		FIXED	VARIABLE#			
$500,001 – $750,000						
Prush Nadaisan* Chief Executive Officer SATS	23	3	9	65	100	–
$250,001 – $500,000						
Joseph Chew** Chief Executive SATS Catering	60	5	20	15	100	110,000
Karmjit Singh*** Chief Executive SATS Airport Services	60	5	21	14	100	191,000
Leong Kok Hong Senior Vice President (Cargo)	66	6	23	5	100	81,500
Tan Chuan Lye Senior Vice President (Catering)	67	6	22	5	100	81,500

* Mr Prush Nadaisan was Chief Executive Officer SATS until 31 December 2003 and was succeeded by Mr Ng Chin Hwee as Group Chief Executive Officer of the Company on 2 January 2004. As Mr Ng was only Group Chief Executive Officer for less than one quarter of FY03/04, his remuneration has not been included in the table above.

** Mr Joseph Chew was Chief Executive SATS Catering until 26 May 2004 and since 27 May 2004 has held the position of Advisor to President and Chief Executive Officer SATS.

*** Mr Karmjit Singh has been retitled Chief Operating Officer with effect from 27 May 2004.

Includes profit-sharing bonus determined on an accrual basis for FY03/04.

Share options granted on 1 July 2003 under the Senior Executive Share Option Scheme exercisable at a price of $1.77 each.

b. The Remuneration Bands above do not include the value of the share options granted on 1 July 2003.

c. Details of key executives can be found in the "Key Management" section of this Annual Report.

3.3 THE SATS EMPLOYEE SHARE OPTION PLAN

The Plan comprises 2 schemes, namely:

a. The Senior Executive Share Option Scheme for senior executives; and

b. The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

3. ANNUAL REMUNERATION REPORT (continued)

3.3 THE SATS EMPLOYEE SHARE OPTION PLAN (continued)

Options under the Plan may be granted only to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the Plan.

Non-Executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company Singapore Airlines Limited ("SIA") or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling Shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, or the associates (as so defined) of such controlling Shareholder, have been granted Options under the Plan. No grantee of Options under the Plan has received 5% or more of the total number of Options available under the Plan.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the Plan in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme.

At the extraordinary general meeting of the Company on 19 July 2003, a resolution was passed to remove the maximum limits under the Senior Executive Share Option Scheme to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of shares to be offered to any employee under the Plan will be determined by the Remuneration Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration Committee may consider appropriate, subject to any applicable maximum limits.

The Exercise Price for each share on exercise of an Option shall be the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the 5 consecutive market days immediately preceding the date of grant of the Option, but shall not be less than the nominal value of the shares. No Options are granted on the basis that the Exercise Price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its 10th anniversary, subject to the following vesting schedule:

i. for senior executives, 25% of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and
ii. for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

4. ACCOUNTABILITY AND AUDIT

4.1 INTERNAL CONTROLS

a. The Board recognises the importance of a sound system of internal controls to safeguard Shareholders' interests and investments and the Company's assets, and manage risks. The Board affirms its overall responsibility for the Group's systems of internal controls and risk management, and for reviewing the adequacy and integrity of those systems.

b. To this end, the Board Risk Management Committee provides the Board-institutionalised oversight of the Company's risk management structure and processes, and supplements the Audit Committee's role in reviewing the effectiveness of the Group's internal controls (please see Paragraph 2 sub-paragraph 2.2 above).

4. ACCOUNTABILITY AND AUDIT (continued)

4.1 INTERNAL CONTROLS (CONTINUED)

c. The "Internal Controls Statement" section in this Annual Report sets out details of the Company's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Company's internal controls.

4.2 INTERNAL AUDIT

The Company's internal audit function is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance about the effectiveness and efficiency of operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations. At present, the internal auditors issue summaries of its findings and reports to the Audit Committee at least 4 times a year, and sends copies of its detailed reports to CEO. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit Committee may authorize such audit work to be carried out by an independent third party as it deems appropriate. The Company's internal audit function meets the standards set by the Institute of Internal Auditors and Control Objectives set by The Information Systems and Control Foundation.

5. COMMUNICATIONS WITH SHAREHOLDERS

a. The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis, and to take into consideration their views and inputs, and address Shareholders concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis. Material information is published on MASNET and on the Company's website, and where appropriate, through media releases.

b. The Company's dedicated Investor Relations department, established on 1 April 2001, manages the dissemination of corporate information to the media, the public, as well as institutional investors and public Shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "Investor Relations Programme" section of this Annual Report.

c. While Shareholders have a right to appoint a proxy to attend and vote at General Meetings on their behalf, the Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

d. Chairmen of the Audit, Nominating and Remuneration Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM and extraordinary general meeting scheduled on 20 July 2004.

6. SECURITIES TRANSACTIONS

As recommended by the SGX-ST's Best Practices Guide, the Company has a set of Policy and Guidelines on Dealings in the securities of the Company and the other SIA group companies, which has been disseminated to employees of the Group and Directors of the Group companies. The Policy and Guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling 2 weeks prior to each announcement of its quarterly financial results by the Company and one month prior to each announcement of its full year financial results by the Company. The Policy and Guidelines also remind Group employees and Directors to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

RESPONSIBILITY

The Board has ultimate responsibility for the system of internal controls maintained by the Company and its subsidiaries (the "Group") and for reviewing its effectiveness. This system by its nature can only provide reasonable, but not absolute, assurance regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposition;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

The Board through the Board Risk Management Committee ("BRMC")'s oversight of the risk management framework and processes of the Group, and through the Audit Committee ("AC")'s review of the Group's material internal controls, maintains overall responsibility for risk oversight within the Group.

CONTROL ENVIRONMENT

The Board is fully committed to ensuring that a proper control environment is maintained within the Group. The Group has an established risk management framework in place. The key features of the control environment in which the Group operates and which governs its activities include:

- term of reference for the Board's various committees;
- guidelines adopted by the Board setting out a list of matters that require the Board's approval;
- clear organisational and risk management structures;
- documented delegation of authority from the Board to Executive Management;
- a Group policy framework, which sets out risk management and control standards for the Group's operations; and
- procedures for the approval of major transactions and capital allocation.

The internal control system involves each business and key Management from each business, and the Board, and is designed to meet the Group's particular needs and to manage the risks to which it is exposed.

RISK MANAGEMENT ORGANISATIONAL STRUCTURES

The Group has formalized its risk management framework with the establishment of risk management organisational structures to the level of its operating subsidiaries, each with its assigned responsibilities and objectives.

The BRMC is made up of 3 Directors, a majority of whom are independent, and is chaired by an independent non-executive Director. It oversees the activities of the SATS Group Risk Management Committee ("SGRMC") and focuses on risks facing the Group generally, including without limitation operational, strategic, and business risks.

The BRMC reports to the Board on any significant changes to the business and external environment that affect the Group's key risks. The minutes of its meetings are circulated to the Board.

The SGRMC comprises the Group's President and Chief Executive Officer (who also chairs the SGRMC), Chief Operating Officer, and Chairmen of the respective principal operating subsidiaries' Risk Management Committees, as well as the Group's Risk Manager.

As part of the Company's continuing drive to embed internal controls into its business processes, the SGRMC is vested with specific accountability for reviewing the system of risk management encompassing business continuity management and for reporting key risks and their associated mitigating factors to the BRMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place. The SGRMC assists the BRMC in overseeing the management of risks within the Group.

The Risk Management Committees of the operating subsidiaries meet regularly in carrying out their responsibilities of assessing and reporting the potential impact and probability of the most significant risks identified for their respective subsidiaries and the adequacy of related mitigation programmes. The Chairman of the Risk Management Committee of each of the Company's smaller operating subsidiaries is a member of the Risk Management Committee of the principal operating subsidiary whose main business activity is most closely related to the that of the smaller subsidiary.

The subsidiaries' and Group's risk registers which have been developed are subject to regular review by the SGRMC. The risk registers summarise the risks and the controls and processes for managing them and the means for assurance that the processes are effective.

A Risk Management unit which is a centralised risk management function was set up to improve risk management within the Group. It provides support to the SGRMC in carrying out its functions. The unit's mission is to develop, implement and maintain an enterprise risk management framework that allows for efficient, effective and prudent risk taking and management.

The SGRMC is represented at biannual meetings with the Group Risk Management Committee of Singapore Airlines Limited ("SIA"), the Company's immediate holding company. Both these committees and the risk management units of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

The overall risk management process is reviewed annually by the BRMC. The risk management structure is depicted below:


SATS BOARD OF DIRECTORS
BOARD RISK MANAGEMENT COMMITTEE (BRMC)
SATS GROUP RISK MANAGEMENT COMMITTEE (SGRMC)
RISK MANAGEMENT COMMITTEES OF SUBSIDIARIES
SATS RISK MANAGEMENT UNIT
SIA GROUP
RISK MANAGEMENT
COMMITTEE

RISK MANAGEMENT PROCESS

The risk management policies of the Company outline the guiding principles of the approach to risk management, Group-wide risk assessment process, the risk management structure, roles, responsibilities, accountabilities and reporting requirements of the Group. The Group's risk management approach is based on the provisions of the Turnbull Committee Report endorsed by the London Stock Exchange.

The risk management framework is designed to increase the awareness of the Group's employees in carrying out the on-going process for identifying, evaluating, monitoring and managing significant risks that will impede the achievement of the Group's objectives.

The risk management process is illustrated diagrammatically below:



Awareness
Identification
Evaluation
Improvement/ Treatment
Monitoring & Reporting
RISK MANAGEMENT PROCESS

The dedicated centralised risk management and control functions of the Group, such as Service Standards & Safety, Legal, Risk Management, Food Research and Development, Load Control and Flight Operations, are responsible to ensure the implementation of, and to monitor compliance with, the Group's risk policies, in conjunction with the respective operational units and departments.

In the risk identification process, all possible risks are identified and analysed. It includes risks that are not directly quantifiable in financial terms such as the Group's image/reputation, security, environment, health and safety, service quality, information communication and technology, and competition issues. The categorisation of risks based on probability and impact as shown in the table below enables the Group to allocate its resources to deal with different levels of business risks.

PROBABILITY

HIGH	HIGH	VERY HIGH	VERY HIGH	VERY HIGH	VERY HIGH	
MEDIUM	HIGH	HIGH	VERY HIGH	VERY HIGH	VERY HIGH	
MEDIUM	MEDIUM	HIGH	HIGH	VERY HIGH	VERY HIGH	
LOW	MEDIUM	MEDIUM	HIGH	HIGH	VERY HIGH	IMPACT
LOW	LOW	MEDIUM	MEDIUM	HIGH	HIGH	
LOW	LOW	LOW	MEDIUM	MEDIUM	HIGH	

CONTROL SELF ASSESSMENT-RISK EVALUATION

An integral part of the Group's risk management framework is the adoption of Control Self Assessment-Risk Evaluation ("CSA-RE") which is a process through which internal control effectiveness is examined and assessed with the objective to provide reasonable assurance that all business objectives will be met. It provides a self-renewing process that draws out and leverages on the collective knowledge and insights of the Group regarding business risks and internal control effectiveness. It addresses the Board's needs in meeting their responsibilities through:

- reporting on internal controls and risks in core areas of the business; and
- establishing the foundation for Management's ongoing monitoring of business activities through key indicators tracking and risk management reporting.

CSA-RE provides the Group with a formal documented process in which Management and/or work teams are directly involved in the business functions. It creates a highly efficient and sustainable risk identification and assessment process. A risk awareness culture is inculcated as risks ownership vested with the respective departments and process owners, will improve accountability for the management of risks.

SIA Group Internal Audit, which provides the internal audit function for the Group, leverages on the implementation of CSA-RE by applying continuous monitoring and developing a more robust and meaningful periodic risk assessment and from time to time re-evaluating internal audit risk assessment and audit framework.

A key control checklist known as the Minimum Acceptable Control Questionnaire is generated and sets out the various key controls and process requirements across all functions and is updated annually taking into consideration the changing risk profiles as dictated by changes in the business environment, strategies and functional activities from time to time. All business units are required to document the controls and processes for managing risks and assess their effectiveness on an annual basis. Management and the Risk Management Committees of each operating subsidiary review the information. The SGRMC reviews and approves the key checklists and trend analyses prior to the AC's review.

OTHER KEY ELEMENTS OF INTERNAL CONTROLS

The Group's key insurance coverage is taken up under the umbrella of the SIA Group insurance program. The Group has in place an effective Business Continuity Management ("BCM") capability that meets the nature, scale and complexity of the Group's businesses. The Group's BCM objectives include the following:

- ensure safety of staff and protection of the Group's assets;
- maximise defence of the Group's image/reputation;
- minimise the impact of business continuity incidents/crises on customers as well as limit/prevent impact beyond the Group;
- demonstrate effective and efficient governance to the media, markets and shareholders; and
- meet insurance, legal and regulatory requirements.

A Crisis Management Centre with decision making authority and Crisis Management are activated to coordinate and handle assigned tasks/roles in ensuring speedy resolution in case of a crisis. An established Computer Incidence Response Team is responsible to respond quickly and effectively to Computer Security incidents so as to minimise disruptions to the business and reduce exposure to negative public relations.

Information systems are developed to support the Group's objectives and are managed by a professionally-staffed in-house Information Technology Services department, supported by the Information Technology Services Division of SIA which provides overall information technology support and management to the SIA Group. Appropriate policies and procedures are in place for all significant areas of the business encompassing authorisation and approval processes.

Key Senior Management meet every fortnightly during the SATS Group Management Meetings to discuss significant matters encountered by the various business units and subsidiaries of the Group that include environment and safety issues. Various opportunities are explored and effective integrated Group-wide solutions and improvements are discussed and agreed at these meetings. Commercial meetings attended by Senior Management on a monthly basis, deal with issues in managing and entrenching relationships with current and potential customers by adopting cohesive Group-wide commercial strategies. These meetings complement the functions and objectives of the Company's formal risk management organizational structures in identifying and managing enterprise risks.

All business units and companies within the Group are required to prepare annual budgets. The annual budgets of the principal operating subsidiaries and the Group as a whole are reviewed and approved by the Board. Actual financial results including revenue and expenditure are compared against the approved budgets, and variances are required to be explained. The Board receives monthly reports on the financial performance of operating subsidiaries and associated companies, and variances in the performance as compared with approved budgets and the performance in the corresponding period of the immediately preceding financial year are highlighted and explained to the Board. In addition, Management is required to prepare and update annually, a rolling 5-year business plan for the Group, which is submitted to the Board for review and approval.

A combination of factors, including the global economic downturn, the Severe Acute Respiratory Syndrome ("SARS") epidemic and terrorists atrocities interrupted the normal business cycle in the financial year ended 31 March 2004 ("FY03/04"). An overall strategic review was initiated during the year in response to those events.

The Group has well established internal audit, risk management and compliance functions. The Company's internal audit function provides an independent resource and perspective to the AC, on the processes and controls that help to safeguard against or mitigate major risks, particularly those which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to Management and the AC.

The Board has approved a detailed checklist of key elements of internal controls which each operating subsidiary must ensure has been complied with, and based on which the executive heads of all the operating subsidiaries are required on an annual basis to make a representation to the Board that the internal controls at their respective operating subsidiary levels are adequate.

All of the Company's active associated companies have also been asked to implement a similar detailed checklist of key elements of internal controls.

Written assurances and representations have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year.

CONCLUSION

The Board recognises the importance of sound system of internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal controls and risk management, and for reviewing the adequacy and integrity of those systems. It should be noted, however, that such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives. Additionally, it should be noted that any reasonable system of internal controls will contain inherent limitations and that no cost-effective system of internal controls can provide absolute protection against poor judgment in decision-making, human error, losses, fraud and other irregularities.

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the BRMC and AC in the exercise of their responsibilities under their terms of reference and Charter respectively, the system of internal controls maintained by the Group's Management and that was in place throughout FY03/04 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

NG CHIN HWEE (AGE: 43)

Mr Ng Chin Hwee is the President & CEO of Singapore Airport Terminal Services Ltd (SATS). He joined SATS in January 2004. He has been with the Singapore Airlines (SIA) Group of companies since 1985, when he joined as a Cadet Admin Officer. During his 18-year stint in SIA, he worked in planning, marketing, ground services and country management. He has held positions as Divisional Vice President of Ground Services, based in Singapore but with worldwide responsibilities for airport operations, and Senior Vice President The Americas, based in Los Angeles. His other overseas stints included postings in Germany, Australia and Myanmar.

Mr Ng is a Board member of SATS Airport Services Pte Ltd and SATS Catering Pte Ltd. He is also the Vice Chairman of Beijing Aviation Ground Services Co Ltd (BGS).

Mr Ng holds a Bachelor of Engineering (1st Class Honours) from the National University of Singapore and a Master of Management Science (Sloan Fellow) degree from the Massachusetts Institute of Technology.

KARMJIT SINGH (AGE: 56)

Mr Singh is the Chief Operating Officer of SATS, overseeing the ground handling and inflight catering operations of the Group. Prior to joining SATS in July 1998, he spent 24 years with SIA, serving the airline in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. In SATS, he has held the positions of General Manager (SATS Apron) and Chief Executive SATS Airport Services Pte Ltd.

Mr Singh is a Board member of SATS Airport Services Pte Ltd. His other board appointments are Chairman of Aerolog Express Pte Ltd, Asia-Pacific Star Pte Ltd and Asia Airfreight Terminal Co Ltd (AAT).

Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

LEONG KOK HONG (AGE: 53)

Mr Leong is the Senior Vice President (Cargo). He joined SATS in 1976 and was appointed to his present post in February 2000. He previously worked in the areas of Catering, Cargo, IT systems and corporate planning.

Mr Leong serves as Deputy Chairman of Tan Son Nhat Cargo Services Ltd and also sits on the boards of BGS and Evergreen Air Cargo Services Corporation. He is an alternate director in AAT.

Mr Leong graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

TAN CHUAN LYE (AGE: 53)

Mr Tan is the Senior Vice President (Catering). He joined SATS in 1976 and was appointed to his present post in February 2000. Mr Tan previously held positions in SIA Ground Services and SATS Airport Services Pte Ltd, and was also in charge of managing Changi Airport Terminal 2 for SIA and SATS Operations.

Mr Tan is the Chairman of Country Foods Pte Ltd, Deputy Chairman of Servair-SATS Holding Company Pte Ltd, and also sits on the boards of Macau Catering Services Co Ltd and Aviserv Limited. He is an alternate director in Taj-SATS Air Catering Limited.

Mr Tan graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

The SATS Investor Relations programme focuses on the transparency of disclosure and prompt dissemination of information. SATS has a team which organises press and investment analyst briefings to keep shareholders, analysts, fund managers and the media abreast of the Group's strategies, key developments and and performance.

Information is disseminated through various channels:

CORPORATE LITERATURE

- The annual report, which is distributed in June, aims to provide a comprehensive coverage of the Group's business performance in the past financial year.

- Newsletters which are distributed to employees, clients and associates. These are available on a bi-monthly basis and electronic versions are put on the corporate website www.sats.com.sg. From July 2004, such newsletters will be published monthly.

- News releases which announce the latest important events relating to the Group are distributed to the local and international media, and are posted on the corporate website.

- The corporate website has a section on "Investor Relations" containing key corporate information, financial data, annual reports and operational statistics. The information is currently hosted by the investor relations portal, www.irasia.com.

DIRECT MEETINGS

- The Group maintains direct dialogue with investors, potential investors, analysts and media through investor meetings, results briefings and the annual general meeting. Senior management meet up regularly with institutional investors and analysts frequently to update them on the Group's strategies, performance and activities. In FY2003/04, 26 investor and analyst meetings were organised.

ANNOUNCEMENT OF FINANCIAL RESULTS

- Quarterly announcements of the Group's financial results are published through news releases and announcements issued to the media and investment community and are posted on the corporate website and www.irasia.com.

- Results briefings attended by institutional investors, analysts and the media are organised after the release of the 2nd quarter (half-year) and year-end (full year) results with the management team present to answer questions.

ANNUAL GENERAL MEETING

- The Annual General Meeting is held in July. SATS Board members attend the AGM where shareholders present are given an opportunity to clarify or question the company on issues pertaining the resolutions proposed to be passed. The executive management and external auditors are also present to assist the Directors in answering questions from shareholders.

CONTENTS

[illegible]5 REPORT BY THE BOARD OF DIRECTORS

[illegible]0 STATEMENT BY THE DIRECTORS

[illegible]1 AUDITORS' REPORT

[illegible]2 CONSOLIDATED PROFIT AND LOSS ACCOUNT

[illegible]3 BALANCE SHEETS

[illegible]4 STATEMENT OF CHANGES IN EQUITY

[illegible]6 CONSOLIDATED CASH FLOW STATEMENT

[illegible]7 NOTES TO FINANCIAL STATEMENTS

[illegible]5 ADDITIONAL INFORMATION REQUIRED BY THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

[illegible]6 HALF-YEARLY RESULTS OF THE GROUP

[illegible]17 FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

[illegible]18 FIVE-YEAR OPERATIONAL SUMMARY OF THE GROUP

119 INFORMATION ON SHAREHOLDINGS

121 SATS SHARE PRICE AND TURNOVER

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the year ended 31 March 2004.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing – Chairman (Appointed on 22 May 2003)
Chew Choon Seng – Deputy Chairman (Appointed on 22 May 2003)
Michael Tan Jiak Ngee
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock
Jimmy Phoon Siew Heng

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	DIRECT INTEREST		DEEMED INTEREST	
NAME OF DIRECTOR	1.4.2003/ DATE OF APPOINTMENT	31.3.2004	1.4.2003/ DATE OF APPOINTMENT	31.3.2004
INTEREST IN SINGAPORE AIRLINES LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Edmund Cheng Wai Wing	–	–	3,000	–
Chew Choon Seng	214,000	214,000	–	–
Michael Tan Jiak Ngee	79,600	79,600	–	–
Barry Desker	2,000	2,000	4,000	4,000
Hong Hai	20,000	20,000	–	–
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.50 EACH				
Chew Choon Seng	454,000	606,000	–	–
Michael Tan Jiak Ngee	454,000	606,000	–	–
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	10,000	10,000	–	–
Michael Tan Jiak Ngee	16,000	16,000	–	–
Barry Desker	11,000	11,000	–	–
Richard Charles Helfer	11,000	11,000	–	–
Ng Kee Choe	11,000	11,000	–	–

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (continued)

NAME OF DIRECTOR	DIRECT INTEREST 1.4.2003/ DATE OF APPOINTMENT	DIRECT INTEREST 31.3.2004	DEEMED INTEREST 1.4.2003/ DATE OF APPOINTMENT	DEEMED INTEREST 31.3.2004
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	20,000	20,000	–	–
Michael Tan Jiak Ngee	41,000	41,000	–	–
Barry Desker	–	–	5,000	5,000
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
ORDINARY SHARES OF $0.15 EACH				
Chew Choon Seng	11,800	11,800	–	–
Michael Tan Jiak Ngee	6,740	6,740	–	–
Barry Desker	1,540	1,540	7,740	7,740
Hong Hai	1,540	1,540	1,540	1,540
Ng Kee Choe	1,740	1,740	1,740	1,740
Ow Chin Hock	8,540	13,440	–	–
Jimmy Phoon Siew Heng	1,820	1,820	2,740	2,740
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Barry Desker	–	–	5,000	10,000
INTEREST IN SNP CORPORATION LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Edmund Cheng Wai Wing	10,000	35,000	–	–
Barry Desker	–	–	3,000	3,000
INTEREST IN RAFFLES HOLDINGS LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Chew Choon Seng	12,000	12,000	–	–
Michael Tan Jiak Ngee	16,000	16,000	–	–
Barry Desker	–	–	60,000	60,000
Hong Hai	20,000	20,000	–	–
Ng Kee Choe	10,000	10,000	–	–
Richard Charles Helfer	250,000	250,000	–	–
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.50 EACH				
Richard Charles Helfer	2,000,000	–	–	–
INTEREST IN SMRT CORPORATION LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	50,000	50,000	–	–
INTEREST IN CAPITALAND LIMITED				
ORDINARY SHARES OF $1 EACH				
Edmund Cheng Wai Wing	–	–	28,000	–
Richard Charles Helfer	70,000	–	–	–

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (continued)

NAME OF DIRECTOR	DIRECT INTEREST		DEEMED INTEREST	
	1.4.2003/ DATE OF APPOINTMENT	31.3.2004	1.4.2003/ DATE OF APPOINTMENT	31.3.2004
INTEREST IN CAPITALAND LIMITED				
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $1 EACH				
Richard Charles Helfer	1,045,064	–	–	–
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
ORDINARY SHARES OF $0.25 EACH				
Hong Hai	10,000	10,000	–	–
Barry Desker	–	–	20,000	20,000
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
ORDINARY SHARES OF $0.26 EACH				
Hong Hai	4,000	4,000	–	–
Barry Desker	–	–	5,000	5,000
INTEREST IN SEMBCORP LOGISTICS LIMITED				
ORDINARY SHARES OF $0.25 EACH				
Barry Desker	–	–	10,000	10,000
INTEREST IN CAPITAMALL TRUST				
UNITS OF $100,000 EACH				
Richard Charles Helfer	1	–	–	–
INTEREST IN THE ASCOTT GROUP LIMITED				
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.20 EACH				
Richard Charles Helfer	120,000	–	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2004.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a. one year after the date of grant for 25% of the ordinary shares subject to the options;
b. two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c. three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d. four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Richard Charles Helfer – Chairman
Michael Tan Jiak Ngee – Member
Hong Hai – Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,007,800 unissued ordinary shares of $0.10 each in the Company at an exercise price of $1.77 per share.

At the end of the financial year, options to take up 68,911,300 unissued ordinary shares of $0.10 each in the Company were outstanding:

DATE OF GRANT	BALANCE AT 01.04.2003/ DATE OF GRANT	LAPSED	EXERCISED	NOT ACCEPTED	BALANCE AT 31.03.2004	EXERCISE PRICE	EXERCISABLE PERIOD
28.3.2000	17,837,200	(350,100)	–	–	17,487,100	$2.50	28.3.2001 - 27.3.2010
3.7.2000	13,780,000	(163,025)	(116,925)	–	13,500,050	$2.10	3.7.2001 - 2.7.2010
2.7.2001	15,080,800	(188,800)	(5,852,150)	–	9,039,850	$1.54	2.7.2002 - 1.7.2011
1.7.2002	15,101,200	(246,100)	(36,400)	–	14,818,700	$1.90	1.7.2003 - 30.6.2012
1.7.2003	16,007,800	(103,300)	–	(1,838,900)	14,065,600	$1.77	1.7.2004 - 30.6.2013
	77,807,000	(1,051,325)	(6,005,475)	(1,838,900)	68,911,300		

5. AUDIT COMMITTEE

The Audit Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 11th day of May 2004

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a. the accompanying balance sheets and statements of changes in equity, consolidated profit and loss account and consolidated cash flow statement set out on pages 82 to 114, are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2004, and the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date;

b. at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 11th day of May 2004

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (the "Group") set out on pages 82 to 114 for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a. the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2004, and changes in equity of the Group and of the Company, the results, and cash flows of the Group for the financial year ended on that date; and

b. the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountant

Dated this 11th day of May 2004
Singapore

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

		GROUP	
	NOTES	2003-2004	2002-2003
REVENUE	3	**868,668**	958,145
EXPENDITURE			
Staff costs	4	**(366,057)**	(402,637)
Cost of raw materials		**(66,059)**	(70,436)
Licensing fees		**(60,661)**	(68,479)
Depreciation charges		**(61,500)**	(60,440)
Company accommodation and utilities		**(55,773)**	(56,563)
Other costs		**(67,799)**	(71,399)
		(677,849)	(729,954)
OPERATING PROFIT	5	**190,819**	228,191
Interest on borrowings	6	**(6,108)**	(5,834)
Interest income	7	**5,071**	3,856
Dividends from long-term investment, gross		**678**	691
Share of profits of associated companies		**33,774**	30,201
(Loss)/gain on disposal of fixed assets		**(97)**	83
Amortisation of goodwill		**(77)**	(28)
Amortisation of deferred income		**1,576**	911
PROFIT BEFORE EXCEPTIONAL ITEMS		**225,636**	258,071
Exceptional items	8	**(8,008)**	-
PROFIT BEFORE TAXATION		**217,628**	258,071
Taxation	9	**(27,976)**	(43,259)
PROFIT AFTER TAXATION		**189,652**	214,812
Minority interests		**217**	(54)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**189,869**	214,758
Basic earnings per share (cents)	11	**18.9**	21.5
Diluted earnings per share (cents)	11	**18.9**	21.4

The notes on pages 87 to 114 form an integral part of the financial statements.

BALANCE SHEETS

AT 31 MARCH 2004 (IN $ THOUSANDS)

	NOTES	GROUP 31.3.2004	GROUP 31.3.2003	COMPANY 31.3.2004	COMPANY 31.3.2003
SHARE CAPITAL					
Authorised	12	**200,000**	200,000	**200,000**	200,000
Issued and fully paid	12	**100,601**	100,000	**100,601**	100,000
Share premium		**8,726**	-	**8,726**	-
RESERVES					
Distributable					
Revenue reserve		**1,113,068**	978,875	**689,723**	619,797
Foreign currency translation reserve		**3,171**	6,357	**-**	-
Non-distributable					
Statutory reserve		**2,528**	1,601	**-**	-
		1,118,767	986,833	**689,723**	619,797
SHARE CAPITAL AND RESERVES		**1,228,094**	1,086,833	**799,050**	719,797
MINORITY INTERESTS		**2,509**	2,726	**-**	-
DEFERRED TAXATION	13	**81,309**	103,808	**41,305**	51,564
LOAN FROM IMMEDIATE HOLDING COMPANY	14	**43,649**	45,965	**43,649**	45,965
TERM LOANS	15	**2,990**	863	**-**	-
DEFERRED INCOME	16	**29,816**	31,891	**29,816**	31,891
		1,388,367	1,272,086	**913,820**	849,217
Represented by:					
FIXED ASSETS	17				
Leasehold land and buildings		**578,182**	593,304	**561,666**	587,560
Progress payments		**25,219**	17,260	**205**	748
Others		**185,678**	207,052	**2,814**	1,802
		789,079	817,616	**564,685**	590,110
SUBSIDIARY COMPANIES	18	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENTS	19	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	20	**141,001**	137,905	**95,231**	95,231
GOODWILL ON CONSOLIDATION	21	**1,441**	1,518	**-**	-
LOAN TO THIRD PARTY	22	**43,649**	45,965	**43,649**	45,965
DEFERRED TAXATION	13	**-**	85	**-**	-
CURRENT ASSETS					
Trade debtors	23	**59,986**	67,454	**1,052**	526
Other debtors	24	**9,297**	29,087	**5,436**	25,952
Related companies	25	**215,023**	238,583	**145,071**	185,678
Associated companies	20	**641**	1,108	**641**	1,108
Stocks	26	**8,954**	10,108	**343**	454
Short-term non-equity investments		**94,830**	117,785	**94,830**	117,785
Bank fixed deposits		**177,052**	182,168	**176,052**	182,168
Cash and bank balance		**9,812**	14,811	**3,897**	6,157
		575,595	661,104	**427,322**	519,828
Less:					
CURRENT LIABILITIES					
Term loans	15	**770**	620	**-**	-
Bank overdraft - secured	28	**2,297**	-	**-**	-
Trade creditors		**85,543**	104,633	**3,630**	4,181
Other creditors	27	**25,726**	30,620	**19,697**	21,192
Related companies	25	**-**	-	**232,556**	211,056
Notes payable		**-**	200,000	**-**	200,000
Provision for taxation		**55,948**	64,120	**12,345**	16,649
		170,284	399,993	**268,228**	453,078
NET CURRENT ASSETS		**405,311**	261,111	**159,094**	66,750
		1,388,367	1,272,086	**913,820**	849,217

The notes on pages 87 to 114 form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	NOTE	SHARE CAPITAL	SHARE PREMIUM	REVENUE RESERVE	STATUTORY RESERVE*	FOREIGN CURRENCY TRANSLATION RESERVE	TOTAL EQUITY
GROUP							
Balance at 1 April 2002		100,000	–	819,496	822	9,939	930,257
Transfer to statutory reserve		–	–	(779)	779	–	–
Foreign currency translation adjustment		–	–	–	–	(3,582)	(3,582)
Net gain/(loss) not recognised in the profit and loss accounts		–	–	(779)	779	(3,582)	(3,582)
Profit attributable to shareholders for the financial year		–	–	214,758	–	–	214,758
Dividends	10	–	–	(54,600)	–	–	(54,600)
Balance at 31 March 2003		100,000	–	978,875	1,601	6,357	1,086,833
Share options exercised		601	8,726	–	–	–	9,327
Transfer to statutory reserve		–	–	(927)	927	–	–
Foreign currency translation adjustment		–	–	–	–	(3,186)	(3,186)
Net gain/(loss) not recognised in the profit and loss accounts		–	–	(927)	927	(3,186)	(3,186)
Profit attributable to shareholders for the financial year		–	–	189,869	–	–	189,869
Dividends	10	–	–	(54,749)	–	–	(54,749)
Balance at 31 March 2004		100,601	8,726	1,113,068	2,528	3,171	1,228,094

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	NOTE	SHARE CAPITAL	SHARE PREMIUM	REVENUE RESERVE	TOTAL EQUITY
COMPANY					
Balance at 1 April 2002		100,000	–	419,881	519,881
Profit attributable to shareholders for the financial year		–	–	254,516	254,516
Dividends	10	–	–	(54,600)	(54,600)
Balance at 31 March 2003		100,000	–	619,797	719,797
Share options exercised		601	8,726	–	9,327
Profit attributable to shareholders for the financial year		–	–	124,675	124,675
Dividends	10	–	–	(54,749)	(54,749)
Balance at 31 March 2004		100,601	8,726	689,723	799,050

The notes on pages 87 to 114 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	NOTE	2003-2004	2002-2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		**217,628**	258,071
Adjustments for:			
Interest income		**(5,071)**	(3,856)
Interest on borrowings		**6,108**	5,834
Dividend from long-term investment		**(678)**	(691)
Depreciation of fixed assets		**61,500**	60,440
Effects of exchange rate changes		**3,223**	3,013
Loss/(gain) on disposal of fixed assets		**97**	(83)
Share of results of associated companies		**(33,774)**	(30,201)
Amortisation of goodwill		**77**	28
Amortisation of deferred income		**(1,576)**	(911)
Operating profit before working capital changes		**247,534**	291,644
Decrease/(increase) in debtors		**8,759**	(8,558)
Decrease/(increase) in stocks		**1,154**	(905)
(Increase)/decrease in amounts owing by related companies		**(10,574)**	6,639
(Decrease)/increase in creditors		**(29,723)**	1,510
Decrease/(increase) in amounts due from associated companies		**57**	(152)
Cash generated from operations		**217,207**	290,178
Interest paid to third parties		**(6,158)**	(5,882)
Tax paid		**(35,349)**	(51,109)
Net cash provided by operating activities		**175,700**	233,187
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	29	**(28,201)**	(12,429)
Investment in associated companies		**-**	(3,447)
Repayment of loan from associated companies		**405**	739
Dividends from associated companies		**22,940**	15,687
Proceeds from disposal of fixed assets		**329**	3,634
Interest received from deposits		**4,906**	3,614
Dividends received from long-term investment		**678**	691
Sale/(purchase) of short-term non-equity investments		**22,955**	(117,785)
Acquisition of subsidiary company, net of cash acquired		**-**	(2,093)
Net cash provided by/(used in) investing activities		**24,012**	(111,389)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of term loan and notes payable		**(200,620)**	(620)
Proceeds from borrowings		**2,898**	-
Proceeds from exercise of share options		**9,327**	-
Repayment of hire purchase creditor		**-**	(193)
Dividends paid		**(54,749)**	(54,600)
Deferred income		**-**	32,802
Net cash used in financing activities		**(243,144)**	(22,611)
Net (decrease)/increase in cash and cash equivalents		**(43,432)**	99,187
Effect of exchange rate changes		**(3,223)**	(3,013)
Cash and cash equivalents at beginning of financial year		**350,230**	254,056
Cash and cash equivalents at end of financial year	29	**303,575**	350,230

The notes on pages 87 to 114 form an integral part of the financial statements.

1. GENERAL

Singapore Airport Terminal Services Limited ("the Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing and distribution of chilled and frozen processed foods. There have been no other significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2004 were authorised for issue in accordance with a resolution of the Directors on 11 May 2004.

2. ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

a. Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars ($), are prepared under the historical cost convention and in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act. In previous years, the financial statements were prepared in accordance with Singapore Statements of Accounting Standard ("SAS"). The transition from SAS to FRS did not result in any significant change in accounting policies.

b. Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the financial year ended 31 March. A list of the Group's subsidiary companies is shown in Note 18 to the financial statements.

2. ACCOUNTING POLICIES (continued)

c. Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost, less impairment losses.

A subsidiary company is defined as a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

An associated company is defined as a company, not being a subsidiary company or joint venture company, in which the Group has a long-term interest of not less than 20% and not more than 50% of the voting power and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the consolidated results of associated companies and their subsidiary companies, with appropriate adjustments to account for the amortisation of goodwill, is included in the consolidated profit and loss account. The Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated companies concerned, made up as appropriate, to the end of the financial year. A list of the Group's associated companies is shown in note 20 to the financial statements.

d. Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill is amortised using the straight-line method over a period of between 10 to 20 years. Amortised goodwill arising from acquisition of associated companies is reported net against the share of results of associated companies. For amortised goodwill on acquisition of subsidiary companies, it is reported as a separate line item after operating profit. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

e. Foreign currencies

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from conversion of current assets and liabilities are dealt with in the profit and loss account.

For the purposes of the Group financial statements, the net assets of foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign associated companies are translated into Singapore dollars at the annual average exchange rates. The resulting gains or losses on translation are taken to the foreign currency translation reserve.

f. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals is capitalised and expenditure for maintenance and repairs is charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

f. Fixed assets (continued)

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed this recoverable amount, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

g. Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows:

Leasehold land and buildings	– according to the lease period or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	– 1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	– 1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

h. Leased assets

Operating lease – as lessee
Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss accounts on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

i. Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any impairment in value.

j. Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

k. Trade and other debtors

Trade and other debtors, which generally have 30-90 day terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Amounts owing to the holding company and the related companies are carried at cost.

l. Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand and in banks, demand deposits and short-term deposits which are held to maturity are carried at cost.

For the purpose of the cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

m. Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

n. Employee benefits

Defined contribution plan
As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees. The Group's companies also contribute to its immediate holding company's group pension scheme, the SIA Singapore Provident Fund, for the benefits of certain of its employees. Such contributions are recognised as compensation expense in the same period as the employment that gives rise to the contributions.

Equity Compensation Plan
The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the profit and loss accounts upon the grant or exercise of the options. The exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 12 to the financial statements.

2. ACCOUNTING POLICIES (continued)

o. Trade and other creditors

Trade and other creditors, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to holding company and the related companies are carried at cost.

p. Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

q. Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

r. Loans and borrowings

Loans, notes payable and other borrowings are recognised at cost.

3. REVENUE (IN $ THOUSANDS)

a. Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed food by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP	
	2003-2004	**2002-2003**
External customers	**355,497**	382,727
Immediate holding company	**361,272**	418,192
Related companies	**151,899**	157,226
	868,668	958,145

b. Analysis by activity

	GROUP	
	2003-2004	**2002-2003**
Inflight catering services	**356,505**	416,115
Ground handling services	**418,284**	463,680
Others	**93,879**	78,350
	868,668	958,145

4. STAFF COSTS (IN $ THOUSANDS)

	GROUP 2003-2004	GROUP 2002-2003
Staff costs (including Executive Directors):		
– Salaries, bonuses and other costs	**336,678**	367,337
– Staff Provident Fund	**29,379**	35,300
	366,057	402,637
Number of employees at end of year	**9,227**	9,516

5. OPERATING PROFIT (IN $ THOUSANDS)

	GROUP 2003-2004	GROUP 2002-2003
Operating profit is stated after charging/(crediting):		
Depreciation of fixed assets	**61,500**	60,440
Directors' emoluments		
– Directors of the Company	**412**	377
– Write-back of Directors' fees waived by the Directors in 2002-03	**(188)**	–
– Directors of subsidiary companies	**1,410**	1,411
Auditors' remuneration		
– Audit fee	**150**	144
– Non-audit fee	**131**	294
Exchange loss, net	**4,510**	2,788
(Write-back)/provision for doubtful debts	**(1,020)**	83
Bad debts written-off	**27**	25

6. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	GROUP 2003-2004	GROUP 2002-2003
Interest expense on:		
Loan from third parties	**6,108**	5,834

7. INTEREST INCOME (IN $ THOUSANDS)

	GROUP 2003-2004	GROUP 2002-2003
Interest income from:		
Immediate holding company	**1,080**	1,448
Third parties	**3,967**	2,361
Associated companies	**24**	47
	5,071	3,856

8. EXCEPTIONAL ITEMS

The exceptional items relate to retrenchment and early retirement costs.

9. TAXATION (IN $ THOUSANDS)

	GROUP	
	2003-2004	**2002-2003**
Current taxation:		
Provision in respect of profit for the year	**44,190**	56,722
Overprovision in respect of prior year	**(320)**	(3,538)
Deferred taxation:		
Writeback in respect of profit for the year	**(2,662)**	(1,364)
(Over)/underprovision in respect of prior years	**(10,325)**	3,379
Taxation write-back due to change in tax rate	**(9,427)**	(17,828)
Associated companies	**6,520**	5,888
	27,976	43,259

On 27 February 2004, the Government announced a 2% points cut in corporate tax rate from Year of Assessment 2005. The financial effect of the reduction in tax rate was reflected in the current financial year. The aggregate adjustment of the prior year's deferred taxation charges was $9.4 million for the Group.

A reconciliation between taxation and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	GROUP	
	2003-2004	**2002-2003**
Profit before taxation for the year	**217,628**	258,071
Taxation at statutory tax rate of 20% (2003: 22%)	**43,526**	56,776
Adjustments		
Expenses not deductible for tax purposes	**4,511**	1,979
Investment allowance	**-**	(1,591)
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**187**	3,581
Changes in statutory tax rate	**(9,427)**	(17,828)
(Over)/Underprovision of deferred taxation in respect of prior years	**(10,325)**	3,379
Overprovision of current taxation in respect of prior years	**(320)**	(3,538)
Others	**(176)**	501
Current financial year's taxation charge	**27,976**	43,259

10. DIVIDENDS PAID AND PROPOSED (IN $ THOUSANDS)

	GROUP	
	2003-2004	**2002-2003**
Dividends paid:		
Final dividend of 4 cents (2003: 4 cents) per ordinary share of $0.10 each less 22% (2003: 22%) tax in respect of previous financial year	**31,228**	31,200
Interim dividend of 3 cents (2003: 3 cents) per ordinary share of $0.10 each less 22% (2003: 22%) tax in respect of current financial year	**23,521**	23,400
	54,749	54,600

The Directors proposed the following dividends for the financial year ended 31 March 2004:

	2003-2004
Final dividend of 5 cents per ordinary share of $0.10 each less 20% tax	**40,240**
Special dividend of 37 cents per ordinary share of $0.10 each less 20% tax	**297,778**
	338,018

11. EARNINGS PER SHARE

	GROUP	
	2003-2004	**2002-2003**
Profit attributable to shareholders (In $ Thousands)	**189,869**	214,758

	GROUP 31 MARCH	
	2004	**2003**
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,003,200,386**	1,000,000,000
Adjustment for share options	**3,683,039**	1,996,613
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,006,883,425**	1,001,996,613
Basic earnings per share (cents)	**18.9**	21.5
Diluted earnings per share (cents)	**18.9**	21.4

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options.

12. SHARE CAPITAL (IN $ THOUSANDS)

	GROUP AND COMPANY 31 MARCH	
	2004	2003
Authorised:		
Balance at beginning and end of the year		
2,000,000,000 ordinary shares of $0.10 each	**200,000**	200,000
Issued and fully paid:		
Balance at beginning of the year		
1,000,000,000 (2003:1,000,000,000) ordinary shares of $0.10 each	**100,000**	100,000
6,005,475 (2003:nil) share options exercised during the year	**601**	-
Balance at end of the year		
1,006,005,475 (2003:1,000,000,000) ordinary shares of $0.10 each	**100,601**	100,000

Share Option Plan

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a. one year after the date of grant for 25% of the ordinary shares subject to the options;
b. two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c. three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d. four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

Information with respect to the number of options granted under the Plan is as follows:

	GROUP 31 MARCH	
	2004	2003
Outstanding at beginning of the year	**61,799,200**	47,310,700
Granted	**16,007,800**	17,457,400
Not accepted	**(1,838,900)**	(2,217,900)
Exercised	**(6,005,475)**	-
Lapsed	**(1,051,325)**	(751,000)
Outstanding at end of the year	**68,911,300**	61,799,200
Exercisable at end of the year	**39,256,575**	31,095,500
Details of share options granted during the financial year:		
Expiry date	**30.6.2013**	30.6.2012
Exercise price	**$1.77**	$1.90

12. SHARE CAPITAL (IN $ THOUSANDS) (continued)

Share Option Plan (continued)

Terms of share options outstanding as at 31 March 2004:

EXERCISE PERIOD	EXERCISE PRICE	NUMBER OUTSTANDING	NUMBER EXERCISABLE
28.3.2001 to 27.3.2010	$2.50	262,900	262,900
28.3.2002 to 27.3.2010	$2.50	16,698,400	16,698,400
28.3.2003 to 27.3.2010	$2.50	262,900	262,900
28.3.2004 to 27.3.2010	$2.50	262,900	262,900
3.7.2001 to 2.7.2010	$2.10	338,175	338,175
3.7.2002 to 2.7.2010	$2.10	12,483,975	12,483,975
3.7.2003 to 2.7.2010	$2.10	338,175	338,175
3.7.2004 to 2.7.2010	$2.10	339,725	-
2.7.2002 to 1.7.2011	$1.54	299,500	299,500
2.7.2003 to 1.7.2011	$1.54	7,850,050	7,850,050
2.7.2004 to 1.7.2011	$1.54	445,150	-
2.7.2005 to 1.7.2011	$1.54	445,150	-
1.7.2003 to 30.6.2012	$1.90	459,600	459,600
1.7.2004 to 30.6.2012	$1.90	13,402,100	-
1.7.2005 to 30.6.2012	$1.90	478,500	-
1.7.2006 to 30.6.2012	$1.90	478,500	-
1.7.2004 to 30.6.2013	$1.77	336,325	-
1.7.2005 to 30.6.2013	$1.77	13,056,625	-
1.7.2006 to 30.6.2013	$1.77	336,325	-
1.7.2007 to 30.6.2013	$1.77	336,325	-
		68,911,300	39,256,575*

* The total number of options outstanding includes 3,943,075 share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

13. DEFERRED TAXATION (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	**2003**	**2004**	**2003**
Balance at beginning of year	**103,723**	113,298	**51,564**	60,778
Adjustment for reduction in Singapore corporate tax rate	**(9,427)**	(11,590)	**(4,687)**	(6,232)
(Write-back)/provision during the year	**(12,987)**	2,015	**(5,572)**	(2,982)
Balance at end of year	**81,309**	103,723	**41,305**	51,564
Comprising:				
Deferred tax assets	**-**	(85)	**-**	-
Deferred tax liabilities	**81,309**	103,808	**41,305**	51,564
	81,309	103,723	**41,305**	51,564
The deferred taxation principally arises as a result of:				
Excess of net book value over tax written-down value of fixed assets	**80,574**	93,831	**41,911**	47,513
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**8,189**	20,009	**5,356**	11,035
Provisions	**(7,454)**	(10,117)	**(5,962)**	(6,984)
Net deferred tax liabilities	**81,309**	103,723	**41,305**	51,564

14. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 22). It is unsecured and bears interest rates ranging from 1.47% to 1.74% (2003: 1.74% to 2.30%) per annum. The loan is scheduled to mature on 28 March 2007.

15. TERM LOANS (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2004	**2003**
Unsecured:		
Repayable within one year	**620**	620
Repayable after one year but less than five years	**243**	863
	863	1,483
Secured:		
Repayable within one year	**150**	–
Repayable after one year but less than five years	**324**	–
Repayable after five years	**2,423**	–
	2,897	–

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 0.925% to 1.265% (2003: 1.055% to 1.795%) per annum.

The secured term loan of $2.9 million is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. The loan bears interest rates ranging from 3.5% to 5% per annum in the current year and is repayable over 20 years commencing 10 April 2003.

16. DEFERRED INCOME (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	**2003**	**2004**	**2003**
Gain on sale and leaseback arrangement:				
Balance as at 1 April	**31,891**	–	**31,891**	–
(Bank charges)/amount deferred during the year	**(499)**	32,802	**(499)**	32,802
Amount recognised as income during the year	**(1,576)**	(911)	**(1,576)**	(911)
Balance as at 31 March	**29,816**	31,891	**29,816**	31,891

17. FIXED ASSETS (IN $ THOUSANDS)

GROUP

COST	AT 1.4.03	RECLASSIFI-CATIONS	ADDITIONS	DISPOSALS	AT 31.3.04
Leasehold land and buildings	752,008	-	5,916	-	**757,924**
Office fittings and fixture	17,037	4,186	3,041	(72)	**24,192**
Fixed ground support equipment	333,434	366	5,364	(578)	**338,586**
Mobile ground support equipment	53,589	-	1,621	(1,664)	**53,546**
Office and commercial equipment	57,980	1,691	2,718	(1,402)	**60,987**
Motor vehicles	28,403	-	527	(1,461)	**27,469**
	1,242,451	6,243	19,187	(5,177)	**1,262,704**
Progress payments	17,260	(6,243)	14,202	-	**25,219**
	1,259,711	-	33,389	(5,177)	**1,287,923**
ACCUMULATED DEPRECIATION					
Leasehold land and buildings	161,640	-	26,038	-	**187,678**
Office fittings and fixtures	14,101	-	2,179	(24)	**16,256**
Fixed ground support equipment	162,075	-	22,312	(577)	**183,810**
Mobile ground support equipment	47,637	-	2,201	(1,663)	**48,175**
Office and commercial equipment	30,831	-	7,775	(1,026)	**37,580**
Motor vehicles	25,811	-	995	(1,461)	**25,345**
	442,095	-	61,500	(4,751)	**498,844**
Net book value	817,616				**789,079**

Net book value of fixed assets under finance lease is $137,359,000.

17. **FIXED ASSETS (IN $ THOUSANDS)** (continued)

COMPANY

COST	AT 1.4.03	RECLASSIFICATION	ADDITIONS	DISPOSALS	TRANSFER FROM SUBSIDIARY COMPANIES	AT 31.3.04
Leasehold land and buildings	748,900	–	388	–	–	**749,288**
Fixed ground support equipment	1,235	–	–	–	–	**1,235**
Mobile ground support equipment	9,989	–	10	(438)	31	**9,592**
Office and commercial equipment	5,255	605	1,316	(105)	(18)	**7,053**
Motor vehicles	5,651	–	–	(1,098)	–	**4,553**
	771,030	605	1,714	(1,641)	13	**771,721**
Progress payments	748	(605)	62	–	–	**205**
	771,778	–	1,776	(1,641)	13	**771,926**
ACCUMULATED DEPRECIATION						
Leasehold land and buildings	161,340	–	26,282	–	–	**187,622**
Fixed ground support equipment	1,235	–	–	–	–	**1,235**
Mobile ground support equipment	9,886	–	32	(438)	31	**9,511**
Office and commercial equipment	3,567	–	876	(105)	(18)	**4,320**
Motor vehicles	5,640	–	11	(1,098)	–	**4,553**
	181,668	–	27,201	(1,641)	13	**207,241**
Net book value	590,110					**564,685**

	GROUP		COMPANY	
	2003-2004	2002-2003	2003-2004	2002-2003
DEPRECIATION CHARGE FOR THE FINANCIAL YEAR				
Leasehold land and buildings	**26,038**	25,948	**26,282**	26,245
Office fittings and fixtures	**2,179**	1,463	**–**	–
Fixed ground support equipment	**22,312**	21,794	**–**	–
Mobile ground support equipment	**2,201**	2,136	**32**	31
Office and commercial equipment	**7,775**	7,874	**876**	880
Motor vehicles	**995**	1,225	**11**	14
	61,500	60,440	27,201	27,170

18. SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	COMPANY 31 MARCH 2004	COMPANY 31 MARCH 2003
Unquoted shares, at cost	**43,275**	43,275

The subsidiary companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH 2004	COST TO COMPANY 31 MARCH 2003	PERCENTAGE OF EQUITY HELD 31 MARCH 2004 %	PERCENTAGE OF EQUITY HELD 31 MARCH 2003 %
HELD BY THE COMPANY					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd (Singapore)	Air cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte Ltd (Singapore)	Manufacturing and sale of processed foods (Singapore)	**6,000**	6,000	**67**	67
Asia-Pacific Star Pte Ltd (Singapore)	Cargo handling and value-added services (Singapore)	**#**	#	**100**	100
		43,275	43,275		

The value is $2.

All the Singapore-incorporated subsidiary companies are audited by Ernst & Young, Singapore.

19. LONG-TERM INVESTMENT (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Unquoted equity investments, at cost	**7,886**	7,886	**7,886**	7,886

20. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Unquoted shares, at cost	**99,966**	99,966	**99,966**	99,966
Provision for impairment	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(9,674)**	(9,674)	**-**	-
	86,979	86,979	**95,231**	95,231
Share of post-acquisition profits of associated companies	**41,553**	35,322	**-**	-
Goodwill on acquisition, net of amortisation	**6,770**	7,646	**-**	-
Share of statutory reserves of associated companies	**2,528**	1,601	**-**	-
Foreign currency translation adjustment	**3,171**	6,357	**-**	-
	54,022	50,926	**-**	-
Amounts receivable on:				
Current account	**387**	449	**387**	449
Loan due from associated company	**254**	659	**254**	659
	141,642	139,013	**95,872**	96,339
Receivable within one year	**(641)**	(1,108)	**(641)**	(1,108)
	141,001	137,905	**95,231**	95,231

GOODWILL ON ACQUISITION

At cost				
Balance at beginning of year	**8,935**	8,585	**-**	-
Goodwill on acquisition of additional shares in an associated company	**-**	350	**-**	-
Balance at end of year	**8,935**	8,935	**-**	-
Accumulated amortisation				
Balance at beginning of year	**1,289**	429	**-**	-
Charge for the year	**876**	860	**-**	-
Balance at end of year	**2,165**	1,289	**-**	-
Goodwill on acquisition, net of amortisation	**6,770**	7,646	**-**	-

The loan due from associated company bear interest between 9.498% and 11.460% (2003: 8.692% and 19.453%) per annum. The loan is due from one associated company and is payable in the next financial year.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

20. ASSOCIATED COMPANIES (IN $ THOUSANDS) (continued)

The associated companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH		PERCENTAGE OF EQUITY HELD 31 MARCH	
		2004	2003	2004 %	2003 %
Maldives Inflight Catering Private Ltd* (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	35.0
Beijing Airport Inflight Kitchen Ltd# (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co Ltd# (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
AVISERV Ltd# (Ireland)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd* (Vietnam)	Airport ground handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd# (Hong Kong)	Air cargo handling services (Hong Kong)	**16,162**	16,162	**24.5**	24.5
SERVAIR-SATS Holding Company Pte Ltd# (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia-Eurest Catering Services, Inc* (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Ltd# (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd@ (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
Evergreen Airline Services Corporation# (Taiwan)	Airport ground handling services (Taiwan)	**5,234**	5,234	**20.0**	20.0
Evergreen Air Cargo Services Corporation* (Taiwan)	Air cargo handling services (Taiwan)	**16,163**	16,163	**25.0**	25.0
Taj SATS Air Catering Ltd# (India)	Catering services (India)	**31,260**	31,260	**49.0**	49.0
		99,966	99,966		

@ Audited by Ernst & Young, Singapore
* Audited by associated firms of Ernst & Young, Singapore
# Audited by other firms

21. GOODWILL (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2004	2003
At cost		
Balance at beginning of the year	1,546	–
Goodwill on acquisition of a subsidiary company	–	1,339
Goodwill on subscription of additional shares in a subsidiary company	–	207
Balance at end of the year	1,546	1,546
Accumulated amortisation		
Balance at beginning of the year	28	–
Charge for the year	77	28
Balance at end of the year	105	28
Net book value	1,441	1,518

22. LOAN TO THIRD PARTY (IN $ THOUSANDS)

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 1.47% to 1.74% (2003: 1.74% to 2.30%) per annum. The loan is repayable on 28 March 2007.

23. TRADE DEBTORS (IN $ THOUSANDS)

Trade debtors are stated after deducting provision for doubtful debts. Analysis of the provision for doubtful debts is as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Balance at 1 April	3,908	3,825	30	30
(Write-back)/Charge to profit and loss accounts	(1,020)	83	–	–
Balance at 31 March	2,888	3,908	30	30
Bad debts written-off directly to profit and loss accounts	27	25	–	–

24. OTHER DEBTORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	**2003**	**2004**	**2003**
Staff loans	**3,560**	4,488	**3,535**	4,441
Prepaid expenses	**2,122**	2,530	**1,356**	1,700
Sundry receivables	**3,615**	3,408	**545**	1,150
Tax recoverable	**-**	18,661	**-**	18,661
	9,297	29,087	**5,436**	25,952

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $43,081 (2003: $65,267). These loans have been granted in accordance with schemes approved by the shareholders of the Company.

25. RELATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	**2003**	**2004**	**2003**
Deposits with immediate holding company	**119,008**	153,251	**119,008**	153,251
Amounts owing by/(to) immediate holding company	**70,339**	62,624	**1,111**	1,600
Amounts owing by/(to) related companies	**25,676**	22,708	**(1,193)**	(2,408)
Amounts owing by subsidiary companies	**-**	-	**24,952**	30,827
Deposits placed by subsidiary companies	**-**	-	**(231,363)**	(208,648)
	215,023	238,583	**(87,485)**	(25,378)
Disclosed as:				
Current assets	**215,023**	238,583	**145,071**	185,678
Current liabilities	**-**	-	**(232,556)**	(211,056)
	215,023	238,583	**(87,485)**	(25,378)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.5% to 0.9% (2003: 0.5% to 1.18%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.4% to 0.9% (2003: 0.52% to 1.15%) per annum.

26. STOCKS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Food supplies and dry stores at net realisable value	**4,607**	4,982	**-**	-
Other consumable stores at net realisable value	**890**	1,777	**-**	-
Technical spares at net realisable value	**1,816**	2,225	**-**	-
Foods supplies at cost	**1,130**	530	**-**	-
Other consumables at cost	**511**	594	**343**	454
Total general consumable stores at lower of cost or net realisable value	8,954	10,108	343	454

Stocks are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Balance at 1 April	**750**	750	**-**	-
Provided during the year	**309**	287	**-**	-
Provision utilized during the year	**(309)**	(287)	**-**	-
Balance at 31 March	**750**	750	**-**	-

27. OTHER CREDITORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Tender deposits	**1,384**	829	**492**	459
Accrued expenses	**12,776**	12,784	**11,597**	11,676
Purchase of fixed assets	**11,566**	17,007	**7,608**	9,057
	25,726	30,620	**19,697**	21,192

28. BANK OVERDRAFT – SECURED

The bank overdraft is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. Interest is charged at rates ranging from 3.5% to 3.75% per annum in the current financial year.

29. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

a. Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 MARCH	
	2004	2003
Bank fixed deposits	**177,052**	182,168
Cash and bank balances	**9,812**	14,811
Deposits with immediate holding company (Note 25)	**119,008**	153,251
Bank overdraft – secured	**(2,297)**	–
	303,575	350,230

b. Analysis of capital expenditure cash flow:

	GROUP 31 MARCH	
	2004	2003
Addition of fixed assets	**33,389**	21,230
Adjustment for fixed assets acquired under credit terms	**(5,188)**	(8,801)
Cash invested in fixed assets	**28,201**	12,429

30. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP		COMPANY	
	2003-2004	2002-2003	2003-2004	2002-2003
Services rendered by:				
Immediate holding company	**15,250**	15,872	**1,663**	1,756
Subsidiary companies	**-**	-	**94**	125
Related companies	**346**	2,002	**50**	119
	15,596	17,874	**1,807**	2,000
Sales to:				
Immediate holding company	**361,272**	418,192	**608**	610
Subsidiary companies	**-**	–	**64,889**	63,257
Related companies	**151,899**	157,226	**2,324**	2,425
Associated companies	**1,284**	905	**1,284**	905
	514,455	576,323	**69,105**	67,197

Other transactions with related parties are disclosed in Notes 3, 7 and 25.

Directors' fees declared by the Company amounted to $0.4 million (2003: $0.4 million). Key executives' remuneration totalled $2.3 million (2003: $1.8 million).

30. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS) (continued)

Share options granted to and exercised by directors and key executives of the Company are as follows:

NAME OF PARTICIPANT	OPTIONS GRANTED DURING FINANCIAL YEAR UNDER REVIEW	EXERCISE PRICE FOR OPTIONS GRANTED DURING FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS GRANTED SINCE COMMENCEMENT OF SCHEME TO END OF FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS EXERCISED SINCE COMMENCEMENT OF SCHEME TO END OF FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS OUTSTANDING AT END OF FINANCIAL YEAR UNDER REVIEW
Karmjit Singh	191,000	$1.77	1,040,000	–	1,040,000
Joseph Chew	110,000	$1.77	873,000	(92,000)	781,000
Leong Kok Hong	81,500	$1.77	431,500	–	431,500
Tan Chuan Lye	81,500	$1.77	431,500	–	431,500

31. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

a. The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
Authorised and contracted for	**23,525**	46,253	**1,083**	3,772
Authorised but not contracted for	**22,230**	40,835	**2,207**	3,822
	45,755	87,088	**3,290**	7,594

b. The Group leases four pieces of leasehold land under lease agreements. The leases expire on 1 March 2020, 30 July 2021, 30 October 2022 and 30 June 2024. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
2003/2004	**-**	2,392	**-**	2,200
2004/2005	**2,418**	2,392	**1,888**	2,200
2005/2006	**2,730**	2,392	**2,200**	2,200
2006/2007	**2,730**	2,392	**2,200**	2,200
2007/2008	**2,730**	2,392	**2,200**	2,200
Remaining years	**39,965**	36,509	**33,473**	33,189
	50,573	48,469	**41,961**	44,189

c. In the year 2002, the Company and two of its wholly-owned subsidiary companies entered into a lease agreement with a United States lessor, whereby the subsidiary companies sold and leasedback certain fixed ground support equipment with net book value of $137.4 million (2003: $159.7 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002. (Note 16)

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

32. CONTINGENT LIABILITIES (IN $ THOUSANDS)

Contingent liabilities not provided for in the financial statements are as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2004	2003	2004	2003
a. Bankers guarantee given with respect to securing work permits for foreign staff and their accommodation	-	125	-	125
b. Estimated termination charge of an agreement with a supplier by a subsidiary company	**1,000**	-	-	-

33. FINANCIAL INSTRUMENTS

a. Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 6 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

b. Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency-denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

c. Interest Rate Risk

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the term loan and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD. Short-term non-equity instruments and bank fixed deposits earned interest rate range from 0.15% to 3.5% and 0.375% to 0.9375% respectively. Information relating to other interest-bearing assets and liabilities are also disclosed in the notes on loan to third parties, associated companies, related companies and term loans.

d. Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2004 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2004, the Group has trade receivables of $70.3 million (2003: $62.6 million) due from its immediate holding company, and has placed deposits of $119.0 million (2003: $153.3 million) with its immediate holding company.

e. Liquidity Risk

As at 31 March 2004, the Group had at its disposal, cash and cash equivalents amounting to $303.6 million (2003: $350.3 million) and short-term non-equity investment of $94.8 million (2003: $117.7 million). In addition, the Group has available short-term credit facilities of approximately $100.9 million (2003: $92.0 million) from open-ended revolving credit facility granted by commercial banks. The Group also has an alternative facility to issue notes up to $500 million (2003: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investment, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

f. Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

33. FINANCIAL INSTRUMENTS *(continued)*

g. Fair values

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	TOTAL CARRYING AMOUNT 31 MARCH		AGGREGATE NET FAIR VALUE 31 MARCH	
	2004	2003	2004	2003
FINANCIAL LIABILITIES				
Notes payable (In $ Thousands)	-	200,000	-	203,360

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2003: $7,886,000). The fair value of this investment is expected to be above its carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

34. SEGMENT REPORTING (IN $ THOUSANDS)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2004 and 31 March 2003 and certain asset and liability information regarding the Group's industry segments as at 31 March 2004 and 31 March 2003.

34. SEGMENT REPORTING (IN $ THOUSANDS) (continued)

BY INDUSTRY

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2004					
Revenue					
External revenue	356,505	418,284	93,879	–	868,668
Inter-segment revenue	1,765	–	78,143	(79,908)	–
Total revenue	358,270	418,284	172,022	(79,908)	868,668
Operating profit	78,127	74,212	38,480	–	190,819
Interest income	528	521	5,166	(1,144)	5,071
Interest on borrowings	–	–	(7,252)	1,144	(6,108)
Gross dividends from long-term investment	678	–	–	–	678
Share of results of associated companies	9,087	24,687	–	–	33,774
(Loss)/gain on disposal of fixed assets	3	108	(208)	–	(97)
Amortisation of goodwill	–	–	(77)	–	(77)
Amortisation of deferred income	–	–	1,576	–	1,576
Exceptional item	(1,545)	(5,065)	(1,398)	–	(8,008)
Profit before taxation	86,878	94,463	36,287	–	217,628
Taxation	(15,767)	(10,406)	(1,803)	–	(27,976)
Net profit	71,111	84,057	34,484	–	189,652
As at 31 March 2004					
Segment assets	485,112	630,699	301,198	–	1,417,009
Associated companies	65,718	73,592	2,332	–	141,642
Total assets	550,830	704,291	303,530	–	1,558,651
Total liabilities	35,381	42,172	83,422	–	160,975
Capital expenditure	5,064	16,866	11,459	–	33,389
Depreciation of fixed assets	24,844	31,564	5,092	–	61,500

34. SEGMENT REPORTING (IN $ THOUSANDS) (continued)

BY INDUSTRY (continued)

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2003					
Revenue					
External revenue	416,115	463,680	78,350	-	958,145
Inter-segment revenue	1,139	-	72,954	(74,093)	-
Total revenue	417,254	463,680	151,304	(74,093)	958,145
Operating profit	102,347	91,611	34,233	-	228,191
Interest income	854	885	4,008	(1,891)	3,856
Interest on borrowings	-	-	(7,725)	1,891	(5,834)
Gross dividends from long-term investment	691	-	-	-	691
Share of results of associated companies	7,566	22,633	2	-	30,201
(Loss)/gain on disposal of fixed assets	29	68	(14)	-	83
Amortisation of goodwill	-	-	(28)	-	(28)
Amortisation of deferred income	-	-	911	-	911
Profit before taxation	111,487	115,197	31,387	-	258,071
Taxation	(17,858)	(18,146)	(7,255)	-	(43,259)
Net profit	93,629	97,051	24,132	-	214,812
As at 31 March 2003					
Segment assets	488,919	639,201	404,946	-	1,533,066
Associated companies	64,382	72,741	1,890	-	139,013
Total assets	553,301	711,942	406,836	-	1,672,079
Total liabilities	46,056	53,918	282,727	-	382,701
Capital expenditure	3,921	15,223	2,086	-	21,230
Depreciation of fixed assets	24,116	32,310	4,014	-	60,440

34. SEGMENT REPORTING (IN $ THOUSANDS) (continued)

BY GEOGRAPHICAL LOCATION

	SINGAPORE	OVERSEAS	TOTAL
Financial year ended 31 March 2004			
Revenue	868,668	-	868,668
As at 31 March 2004			
Segment assets	1,352,543	64,466	1,417,009
Associated companies	177	141,465	141,642
Total assets	1,352,720	205,931	1,558,651
Capital expenditure	33,389	-	33,389
Financial year ended 31 March 2003			
Revenue	958,145	-	958,145
As at 31 March 2003			
Segment assets	1,455,041	78,025	1,533,066
Associated companies	176	138,837	139,013
Total assets	1,455,217	216,862	1,672,079
Capital expenditure	21,230	-	21,230

35. SUBSEQUENT EVENT

The Company signed an agreement with Devro Group Limited on 20 April 2004, to purchase approximately 49.8% of the ground and cargo handling business of PT Jasa Angkasa Semesta Tbk ("Jas Airport Services") for USD60 million. Jas Airport Services is a major ground and cargo handling company in Indonesia. Listed on the Surabaya Stock Exchange, it has operations at 11 Indonesian airports, including Jarkata, Surabaya, Denpasar/Bali and Medan.

36. COMPARATIVE FIGURES

The presentation of goodwill on acquisition of associated companies have been reclassified from goodwill to associated companies. The presentation of loss/gain on disposal of fixed assets have been reclassified from other costs to be disclosed separately in the consolidated profit and loss account. As a result, certain comparative figures have been reclassified to provide proper comparison with current year's presentation.

1. INTERESTED PERSONS TRANSACTIONS (IN $ THOUSANDS)

Interested persons transactions under the shareholders' mandate for the year are as follows:

NAME OF INTERESTED PERSONS	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEARS BELOW (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000 AND TRANSACTIONS CONDUCTED UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920)		AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEARS BELOW UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920 (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000)	
	2003-2004	2002-2003	2003-2004	2002-2003
Singapore Airlines Ltd	–	–	9,732	7,972
Invo-Tech Engineering Pte Ltd	–	–	4,384	1,006
NCS Communications Engineering Pte Ltd	–	–	2,728	–
Premas International Ltd	–	–	2,180	–
Keppel Electric Pte Ltd	–	–	1,680	1,500
SembCorp Power Pte Ltd	–	–	1,463	–
CET Technologies Pte Ltd	–	–	974	–
SIA Engineering Company Ltd	–	–	308	574
SIA Properties Pte Ltd	–	–	276	–
SilkAir Pte Ltd	–	–	241	1,020
Eagle Services Asia Pte Ltd	–	–	154	154
SIA Cargo Pte Ltd	–	–	144	151
Singapore Food Industries Ltd	–	–	117	151
SembCorp Logistics Ltd	255	–	–	–
Keppel FMO Pte Ltd	–	–	–	3,347
Changi International Airport Services Pte Ltd	–	–	–	1,441
Total interested persons transactions	255	–	24,381	17,316

NOTE:

All the above interested persons transactions were done on normal commercial terms.

2. MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2003/2004, or if not then subsisting, entered into since the end of the previous financial year 2002/2003, other than:

a. the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");
b. the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");
c. the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;
d. the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;
e. the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);
f. the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and
g. where applicable, as disclosed in page 104 (Loan to Third Party), page 107 & 108 (Related Party Transactions) and page 115 (Interested Persons Transactions), or disclosed in the equivalent sections in previous SATS Annual Reports.

HALF-YEARLY RESULTS OF THE GROUP
(IN SINGAPORE DOLLARS)

		FIRST HALF	SECOND HALF	TOTAL
TOTAL REVENUE				
2003-2004	($ million)	**388.0**	**480.7**	**868.7**
	(%)	**44.7**	**55.3**	**100.0**
2002-2003	($ million)	465.6	492.5	958.1
	(%)	48.6	51.4	100.0
EXPENDITURE				
2003-2004	($ million)	**307.2**	**370.7**	**677.9**
	(%)	**45.3**	**54.7**	**100.0**
2002-2003	($ million)	343.7	386.2	729.9
	(%)	47.1	52.9	100.0
OPERATING PROFIT				
2003-2004	($ million)	**80.8**	**110.0**	**190.8**
	(%)	**42.3**	**57.7**	**100.0**
2002-2003	($ million)	121.9	106.3	228.2
	(%)	53.4	46.6	100.0
PROFIT BEFORE TAX				
2003-2004	($ million)	**88.5**	**129.1**	**217.6**
	(%)	**40.7**	**59.3**	**100.0**
2002-2003	($ million)	134.2	123.9	258.1
	(%)	52.0	48.0	100.0
PROFIT ATTRIBUTABLE TO SHAREHOLDERS				
2003-2004	($ million)	**78.8**	**111.0**	**189.8**
	(%)	**41.5**	**58.5**	**100.0**
2002-2003	($ million)	118.2	96.5	214.7
	(%)	55.1	44.9	100.0
EARNINGS (AFTER TAX) PER SHARE				
2003-2004	(cents)	**7.9**	**11.0**	**18.9**
	(%)	**41.8**	**58.2**	**100.0**
2002-2003	(cents)	11.8	9.7	21.5
	(%)	54.9	45.1	100.0

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

(IN SINGAPORE DOLLARS)

	2003-2004	2002-2003	2001-2002	2000-2001	1999-2000
PROFIT AND LOSS ACCOUNT ($ MILLION)					
Total revenue	**868.7**	958.1	895.3	887.2	790.2
Expenditure	**677.9**	729.9	628.6	692.6	608.8
Operating profit	**190.8**	228.2	266.7	194.6	181.4
Other income	**34.8**	29.9	20.8	16.3	18.2
Profit before exceptional items	**225.6**	258.1	287.5	210.9	199.6
Exceptional items	**(8.0)**	-	-	-	-
Profit before tax	**217.6**	258.1	287.5	210.9	199.6
Profit after tax	**189.6**	214.8	212.8	170.6	160.1
Profit attributable to shareholders	**189.8**	214.7	212.9	170.6	160.1
BALANCE SHEET ($ MILLION)					
Paid up capital	**100.6**	100.0	100.0	100.0	100.0
Distributable reserves	**1116.3**	985.2	829.5	660.7	510.3
Non-distributable reserves					
Share premium	**8.7**	-	-	-	-
Statutory reserve	**2.5**	1.6	0.8	0.6	0.6
Shareholders' funds	**1,228.1**	1,086.8	930.3	761.3	610.9
Deferred taxation	**81.3**	103.8	113.3	102.4	81.2
Deferred income	**29.8**	31.9	-	-	-
Minority interests	**2.5**	2.8	0.5	-	-
Fixed assets	**789.1**	817.6	857.4	833.6	747.8
Loan to third parties	**43.6**	46.0	48.0	47.4	45.2
Associated companies	**141.0**	137.9	130.4	77.3	68.4
Long-term investments	**7.9**	7.9	7.9	10.6	7.9
Goodwill	**1.4**	1.6	-	-	-
Current assets	**575.6**	661.1	444.2	360.3	215.1
Total assets	**1,558.6**	1,672.1	1,487.9	1,329.2	1,084.4
Long-term liabilities	**46.6**	46.8	249.5	249.6	48.5
Current liabilities	**170.3**	400.0	194.3	215.9	343.8
Total liabilities	**216.9**	446.8	443.8	465.5	392.3
Net liquid assets/(liabilities)	**397.9**	268.1	253.5	172.2	(128.8)
CASH FLOW STATEMENT ($ MILLION)					
Cash flow from operations	**217.2**	290.2	221.9	237.0	241.0
Internally generated cash flow [Note 1]	**240.5**	306.5	239.6	246.6	247.0
Capital expenditure	**33.4**	21.2	80.7	126.1	166.7

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP (continued)

(IN SINGAPORE DOLLARS)

	2003-2004	2002-2003	2001-2002	2000-2001	1999-2000
PROFITABILITY RATIOS (%)					
Return on shareholder's funds	**16.4**	21.3	25.2	25.0	24.4
Return on total assets	**11.7**	13.6	15.1	14.1	15.2
Return on turnover	**21.8**	22.4	23.8	19.2	20.3
PRODUCTIVITY AND EMPLOYEE DATA					
Value added ($ million)	**627.1**	704.5	654.5	641.5	582.7
Value added per employee ($)	**66,897**	75,533	70,926	70,141	65,303
Revenue per employee ($)	**92,668**	102,728	97,028	96,989	88,554
Staff cost per employee ($)	**36,391**	40,758	32,971	42,193	38,590
Average employee strength	**9,374**	9,327	9,227	9,147	8,923
PER SHARE DATA (CENTS)					
Earnings before tax	**21.6**	25.8	28.8	21.1	20.0
Earnings after tax					
- Basic	**18.9**	21.5	21.3	17.1	16.0
- Diluted	**18.9**	21.4	21.3	17.1	16.0
Cash earnings [Note 2]	**25.1**	27.6	27.0	21.1	19.9
Net tangible assets	**121.1**	107.8	92.2	76.1	61.1
Net asset value	**122.1**	108.7	93.0	76.1	61.1
DIVIDENDS					
Gross Dividends (cents per share) [Note 3]	**45.0***	7.0	6.0	6.0	19.8#
Dividend cover (times)	**0.5**	3.9	4.6	3.9	1.1

NOTES:

1. Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.
2. Cash earnings is defined as profit after tax and minority interest plus depreciation and amortisation.
3. * include special dividend of 37 cents per share.
   # include special dividend of 14.3 cents per share and tax exempt dividend of 0.6 cent per share.

FIVE-YEAR OPERATIONAL SUMMARY OF THE GROUP

	2003-2004	2002-2003	2001-2002	2000-2001	1999-2000
Flights Handled ('000)	63.13	75.11	75.95	75.56	72.22
Cargo & Mail Processed ('000 tonnes)	1,381.63	1,436.51	1,320.05	1,434.01	1,351.79
Passengers Served ('M)	21.24	24.28	23.68	24.00	21.70
Meals Produced ('M)	19.73	22.19	21.77	22.86	20.88

SHARE CAPITAL

Authorised share capital:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid:	1,006,060,675 ordinary shares of S$0.10 each
Voting Rights:	One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDERS	%	AMOUNT OF SHAREHOLDINGS	%
1 – 999	126	0.54	49,562	0.00
1,000 – 10,000	22,736	97.81	36,508,850	3.63
10,001 – 1,000,000	374	1.61	16,993,649	1.69
1,000,001 and above	9	0.04	952,508,614	94.68
Total	23,245	100.00	1,006,060,675	100.00

MAJOR SHAREHOLDERS

NO.	NAME	NUMBER OF SHARES HELD	%
1.	SINGAPORE AIRLINES LIMITED	870,000,000	86.48
2.	UNITED OVERSEAS BANK NOMINEES PTE LTD	21,989,400	2.18
3.	RAFFLES NOMINEES PTE LTD	17,495,900	1.74
4.	DBS NOMINEES PTE LTD	16,589,561	1.65
5.	CITIBANK NOMINEES SINGAPORE PTE LTD	12,550,953	1.25
6.	HSBC (SINGAPORE) NOMINEES PTE LTD	4,961,700	0.49
7.	OVERSEA-CHINESE BANK NOMINEES PTE LTD	4,722,100	0.47
8.	MERRILL LYNCH (S'PORE) PTE LTD	3,135,000	0.31
9.	MORGAN STANLEY ASIA (S'PORE)	1,064,000	0.11
10.	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
11.	UOB KAY HIAN PTE LTD	535,000	0.05
12.	HEN TICK COLDSTORAGE PTE LTD	480,000	0.05
13.	BNP PARIBAS PEREGRINE SEC PTE LTD	477,000	0.05
14.	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	466,000	0.05
15.	DB NOMINEES (S) PTE LTD	455,000	0.04
16.	OCBC SECURITIES PRIVATE LTD	381,500	0.04
17.	CITIBANK CONSUMER NOMINEES PTE LTD	368,000	0.04
18.	ROYAL BANK OF CANADA NOMINEES PTE LTD	350,000	0.03
19.	DBS VICKERS SECURITIES (S) PTE LTD	337,000	0.03
20.	YAP SIEAN SIN	300,000	0.03
		957,258,114	95.15

SUBSTANTIAL SHAREHOLDERS

As at 14 May 2004, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

NAME OF SUBSTANTIAL SHAREHOLDER	NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER HAS A DIRECT INTEREST (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)	NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER HAS A DEEMED INTEREST (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)	TOTAL NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER IS INTERESTED (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)
Temasek Holdings (Private) Limited	–	* 870,010,000 (approximately 86.48%)	870,010,000 (approximately 86.48%)
Singapore Airlines Limited	870,000,000 (approximately 86.48%)	–	870,000,000 (approximately 86.48%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

SHAREHOLDING HELD BY THE PUBLIC

As at 14 May 2004, the percentage of shareholding of the Company held in the hands of the public was approximately 13.50%, and accordingly the Company confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.


VOLUME
(MILLION STOCK UNITS)
ST INDEX
PRICE
(S$)
30
25
20
15
10
5
0
3,000
2,500
2,000
1,500
1,000
500
0
3.00
2.50
2.00
1.50
1.00
0.50
0.00
APR '03
MAY '03
JUN '03
JUL '03
AUG '03
SEP '03
OCT '03
NOV '03
DEC '03
JAN '04
FEB '04
MAR '04
VOLUME
CLOSING PRICE
ST INDEX

	FY2003-2004	FY2002-2003
SHARE PRICE ($)		
Highest Closing Price	**2.31** (4 Nov 2003)	1.98 (11 Jun 2002)
Lowest Closing Price	**1.44** (24 Apr 2003)	1.51 (5 Dec 2002)
31 March Closing Price	**1.94**	1.60

MARKET VALUE RATIOS		
Price/Earnings	**10.26**	7.44
Price/Book Value@	**1.59**	1.47
Price/Cash Earnings#	**7.76**	5.80

@ Book value is defined as net asset value.
# Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation.

NOTICE IS HEREBY GIVEN that the 31st Annual General Meeting of the Company will be held at the Mandarin Court, Level 4, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 20 July 2004 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2004 and the Auditors' Report thereon.
2. To declare a final dividend of 50% or 5 cents per share less income tax of 20% for the year ended 31 March 2004.
3. To re-elect Dr Richard Charles Helfer, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Dr Hong Hai, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-elect Mr Tan Jiak Ngee Michael, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.
7. To approve payment of Directors' Fees of $411,600.00 (FY2002/03: $377,370.96) for the year ended 31 March 2004.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

8. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8.1 "That authority be and is hereby given to the Directors of the Company to:

a. (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or
(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

c. the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

SPECIAL BUSINESS (continued)
ORDINARY RESOLUTIONS

d. (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:
(aa) new shares arising from the conversion or exercise of any convertible securities or employee share options in issue which are outstanding or subsisting at the time this Resolution is passed; and
(bb) any subsequent consolidation or subdivision of shares; and
(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

e. in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

f. (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest)."

8.2 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan (the "Plan")) in accordance with the rules of the Plan and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, Provided Always that the aggregate number of such ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 31st Annual General Meeting of the Company for the declaration of the final dividend to be paid on 4 August 2004, the Transfer Books and Register of Members of the Company will be closed on 27 July 2004 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 26 July 2004 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 26 July 2004 will be entitled to the proposed final dividend.

By order of the Board

YIP WAI PING ANNABELLE
Company Secretary

Dated this 11th day of June 2004
Singapore

EXPLANATORY NOTES

i. In relation to Ordinary Resolutions Nos. 3 to 5, Dr Richard Charles Helfer will upon re-election continue to serve as Chairman of the Remuneration Committee. Dr Hong Hai will upon re-election continue to serve as Chairman of the Board Risk Management Committee and member of the Audit Committee and Remuneration Committee. Mr Tan Jiak Ngee Michael will upon re-election continue to serve as member of the SATS Board Committee, Remuneration Committee and Board Risk Management Committee. The Nominating Committee and the Board consider Dr Helfer and Dr Hong as independent Directors and Mr Tan as a non-independent Director. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2003-04 for more information relating to Dr Helfer, Dr Hong and Mr Tan.

ii. Ordinary Resolution No. 7 is to approve the payment of Directors' Fees of $411,600.00 (FY2002/03: $377,370.96) for the year ended 31 March 2004, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section in the SATS Annual Report for FY2003-04. The increase in the aggregate amount of Directors' Fees in FY2003/04 is due to the existence of the Board Risk Management Committee for the full financial year as compared to FY2002/03 (since the Board Risk Management Committee had been formed on 30 October 2002), and the inclusion of fees payable to the Chairman and members of the Capital Structure Committee (whose members previously did not receive fees in respect of their membership) in recognition of their efforts and substantive contributions to the Company.

iii. Ordinary Resolution No. 8.1 is to empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, to issue shares in the capital of the Company, make or grant instruments convertible into shares and to issue shares pursuant to such instruments up to an amount not exceeding in total 50 per cent of the issued share capital of the Company for the time being, with a sub-limit of 20 per cent. for issues other than on a pro rata basis to all shareholders (or such other percentage as may be prescribed by the SGX-ST), and calculated in accordance with the listing rules of the SGX-ST.

iv. Ordinary Resolution No. 8.2 is to authorise the Directors to offer and grant Options and to allot and issue shares upon the exercise of such Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan"). The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001, and amended by the Company to comply with the provisions of the revised Listing Manual of the SGX-ST as announced on 4 June 2003, and further amended at the Extraordinary General Meeting of the Company held on 19 July 2003.

NOTES:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

DESIGNED & PRODUCED BY
RAINDANCE

»

[illegible]

SATS
SUMMARY REPORT
2003/2004

ATTAINING HIGHER GROUND

SATS

MISSION STATEMENT

» SATS AIMS TO BE THE BEST HANDLING AGENT IN THE WORLD, PROVIDING AIRPORT GROUND HANDLING, INFLIGHT CATERING AND AVIATION SECURITY SERVICES OF THE HIGHEST QUALITY, WHILE GIVING VALUE TO CUSTOMERS AND SHAREHOLDERS, AND CAREER FULFILMENT TO STAFF.

CONTENTS

CORPORATE INFORMATION

FINANCIAL CALENDAR

STATISTICAL HIGHLIGHTS

CHAIRMAN'S STATEMENT

REPORT BY THE BOARD OF DIRECTORS

AUDITORS' REPORT

CONSOLIDATED PROFIT AND LOSS ACCOUNT

BALANCE SHEETS

STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED CASH FLOW STATEMENT

NOTES TO FINANCIAL STATEMENTS

ADDITIONAL INFORMATION REQUIRED BY THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

INFORMATION ON SHAREHOLDINGS

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORM

27 REQUEST FORM

CORPORATE INFORMATION

BOARD OF DIRECTORS

CHENG WAI WING EDMUND
Chairman

CHEW CHOON SENG
Deputy Chairman

BARRY HENRY PATRICK DESKER
Director

RICHARD CHARLES HELFER
Director

HONG HAI
Director

NG KEE CHOE
Director

OW CHIN HOCK
Director

PHOON SIEW HENG JIMMY
Director

TAN JIAK NGEE MICHAEL
Director

AUDIT COMMITTEE

NG KEE CHOE
Chairman

CHEW CHOON SENG
Member

HONG HAI
Member

BOARD COMMITTEE

CHENG WAI WING EDMUND
Chairman

CHEW CHOON SENG
Member

TAN JIAK NGEE MICHAEL
Member

REMUNERATION COMMITTEE

RICHARD CHARLES HELFER
Chairman

HONG HAI
Member

TAN JIAK NGEE MICHAEL
Member

NOMINATING COMMITTEE

BARRY HENRY PATRICK DESKER
Chairman

CHEW CHOON SENG
Member

NG KEE CHOE
Member

BOARD RISK MANAGEMENT COMMITTEE

HONG HAI
Chairman

OW CHIN HOCK
Member

TAN JIAK NGEE MICHAEL
Member

CAPITAL STRUCTURE COMMITTEE

CHEW CHOON SENG
Chairman

NG KEE CHOE
Member

PHOON SIEW HENG JIMMY
Member

COMPANY SECRETARY

YIP WAI PING ANNABELLE

SHARE REGISTRAR

KPMG
Registrar and Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

ERNST & YOUNG
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

NAGARAJ SIVARAM
Audit Partner-in-charge
(appointed in FY2000/2001)

CORPORATE MANAGEMENT

NG CHIN HWEE
President and Chief Executive Officer

KARMJIT SINGH
Chief Operating Officer

LIM KEI HIN
Chief Financial Officer

LEONG KOK HONG
Senior Vice-President (Cargo)

TAN CHUAN LYE
Senior Vice-President (Catering)

DENIS MARIE
General Manager
SATS Security Services Pte Ltd

WONG SEE HENG
General Manager
Aero Laundry & Linen Services Pte Ltd

ONG THIAM GUAN
General Manager
Aerolog Express Pte Ltd

TAN CHIEW KUANG FRANKIE
Chief Executive Officer
Country Foods Pte Ltd

FINANCIAL YEAR ENDED 31 MARCH 2004

30 JULY 2003
Announcement of First Quarter results

29 OCTOBER 2003
Announcement of Second Quarter and Half Year results

30 OCTOBER 2003
Media/Analysts' briefing on Half Year 2003-2004 results

20 NOVEMBER 2003
Payment of 2003-2004 Interim Dividend

5 FEBRUARY 2004
Announcement of Third Quarter results

14 MAY 2004
Announcement of Full Year results

17 MAY 2004
Media/Analysts' briefing on Full Year 2003-2004 results

11 JUNE 2004
Despatch of Summary Financial Report to Shareholders

23 JUNE 2004
Despatch of Annual Report to Shareholders

20 JULY 2004
Annual General Meeting

4 AUGUST 2004
Proposed Payment of 2003-2004 Final and Special Dividend

FINANCIAL YEAR ENDING 31 MARCH 2005

JULY 2004
Proposed Announcement of First Quarter results

OCTOBER 2004
Proposed Announcement of Second Quarter and Half Year results

FEBRUARY 2005
Proposed Announcement of Third Quarter results

MAY 2005
Proposed Announcement of Full Year results

	2003-2004	2002-2003	% CHANGE
FINANCIAL STATISTICS			
GROUP ($MILLION)			
Total revenue	**868.7**	958.1	- 9.3
Total expenditure	**677.9**	729.9	- 7.1
Operating profit	**190.8**	228.2	- 16.4
Profit before tax	**217.6**	258.1	- 15.7
Profit after tax	**189.6**	214.8	- 11.7
Profit attributable to shareholders	**189.8**	214.7	- 11.6
Share capital	**100.6**	100.0	+ 0.6
Share premium	**8.7**	-	-
Distributable reserves	**1,116.3**	985.2	+ 13.3
Non-distributable reserves	**2.5**	1.6	+ 56.3
Shareholders' funds	**1,228.1**	1,086.8	+ 13.0
Return on shareholders' funds (%)	**16.4**	21.3	- 4.9 points
Total assets	**1,558.6**	1,672.1	- 6.8
Net liquid assets	**397.9**	268.1	+ 48.4
Value added	**627.1**	704.5	- 10.9
Economic value added	**101.2**	136.9	- 26.1
PER SHARE DATA			
Earnings before tax (cents)	**21.6**	25.8	- 16.3
Earnings after tax (cents)			
- basic	**18.9**	21.5	- 12.1
- diluted	**18.9**	21.4	- 11.7
Net tangible assets (cents)	**121.1**	107.8	+ 16.9
Net asset value (cents)	**122.1**	108.7	+ 16.9
DIVIDENDS			
Interim dividend (cents per share)	**3.0**	3.0	-
Proposed final dividend (cents per share)	**5.0**	4.0	+ 25.0
Proposed special dividend (cents per share)	**37.0**	-	-
Dividend cover (times)	**0.5**	3.9	- 3.4 times
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	**9,374**	9,327	+ 0.5
Revenue per employee ($)	**92,668**	102,728	- 9.8
Value added per employee ($)	**66,897**	75,533	- 11.4
OPERATING DATA			
Air freight throughput (in million tonnes)	**1.38**	1.44	- 3.8
Passengers served (in millions)	**21.24**	24.47	- 13.2
Inflight meals prepared (in millions)	**19.73**	22.19	- 11.1
Flights handled (in thousands)	**63.13**	75.11	- 15.9

NOTES:

1. SATS financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

The financial year ending 31 March 2004 was one of the most challenging for SATS in recent times. Severe Acute Respiratory Syndrome (SARS) plagued the Asian travel markets in the first quarter of FY2003/2004, bringing tourist and business travel to a virtual standstill. During this period, Changi Airport experienced massive cancellation and suspension of flights as demand fell precipitously. Adding to the difficult business environment are the already depressed state of global and regional economies and the overhanging threat of terrorism on air travel.

Despite the formidable challenges in the first quarter of the year, the SATS Group managed to post a reasonable performance for FY2003/2004, thanks to a strong recovery in traffic volumes in the second half of the financial year. Credit too must be given to SATS Management and staff for the decisive actions taken in response to the declining business volumes as well as sacrifices made through wage cuts. Painful but necessary, the cost management efforts have helped to withstand the shock of the dramatic plunge in revenue during the first quarter.

The Group posted a profit after tax and minority interests of $189.8 million for FY2003/2004, a decline of 11.6%. Revenue for the year declined by 9.3% to $868.7 million while cost fell by a smaller margin of 7.1% to $677.9 million. A tax write-back of $21.1 million as a result of the favourable change in corporate tax rate as well as stronger profit contributions from our overseas associates amounting to $33.3 million also helped the performance.

We continued to be on track with our strategy to diversify our earnings base and tap into growth markets through overseas investments. Our share of profits from these investments grew by 11.9% to contribute up to 15.5% of our profit before tax, a significant improvement from 12.1% the previous year. Our ventures in Taipei, Hong Kong, India and the Maldives, in particular, enjoyed healthy growth. The Group will step up efforts to increase our overseas investments and for the medium term, grow the share of profits from our overseas ventures to 20 – 25% of the Group's profit before tax.

Just in April 2004, we announced the signing of an agreement to acquire 49.8% of the leading Indonesian ground and cargo handler, PT Jasa Angkasa Semesta Tbk ("JAS Airport Services") for US$60 million. When the acquisition is completed, JAS Airport Services will be our thirteenth operating overseas venture and will mark our entry into the Indonesian market. The Group is optimistic about the growth potential of Indonesia, and our partnership with well managed JAS Airport Services will enable the Group to tap into the expected increase in demand for air travel and international trade to and from Indonesia.

SATS is indebted to its well-trained and dedicated staff for many of its achievements and accolades received. In 2003, a record 1,003 staff from SATS won the national Excellent Service Awards (EXSA), making SATS easily the largest winner ever. The number of awards received surpassed by 79% the record achieved in 2002.

SATS Security (SSS) won the "Outstanding Security Organization" award for 2003 from aviation security journal, Aviation Security International. The award was given in recognition of the contributions that SSS has made to global aviation security. SSS was commended for its commitment to providing excellent aviation security services to airlines and airport operators in Singapore.

Our airline clients and their passengers continued to enjoy enhanced product and service offerings from SATS at Changi Airport which is reputed as the world's best airport. This underscores the commitment by SATS to maintain Singapore's status as the premier air hub in the region so that increased passenger flows will directly benefit the Group in business volume. We have upgraded our SATS Premier Lounge at Terminal 1 with new facilities and improved menus. We have also launched the SATS Operations Control Centre, an integrated and centralised facility which coordinates all ground handling activities at Changi Airport for tighter monitoring and quicker decision making to the benefit of our clients.

"Despite the formidable challenges in the first quarter of the year, the SATS Group managed to post a reasonable performance for FY2003/2004..."

"The Group remains steadfast in its overriding strategy of offering quality service at competitive rates while seeking out overseas expansion to augment its growth. SATS will be ready for the challenges ahead."

The key challenge facing SATS in the coming year is the increasingly competitive landscape resulting from the entry of the third ground handler expected in 2005 and third inflight caterer in 2006. The Singapore authorities have taken steps to open up the ground handling market at Changi Airport with the intention of increasing competition and lowering handling rates. The outcome of the tender exercise will only be known in the second half of 2004. This development may put pressure on rates and market share.

SATS is not in unfamiliar territory when it comes to competition, having fought for dominance against existing competition in the past. Management is continuing its efforts to improve on cost competitiveness and service quality. The Group remains steadfast in its overriding strategy of offering quality service at competitive rates while seeking out overseas expansion to augment its growth. SATS will be ready for the challenges ahead.

On 17 May 2004, the SIA Board, after its review, decided to retain SIA's 87% ownership of SATS at this point in time. SATS welcomes this position as it lifts the uncertainty over the issue and allows Management to sharpen focus on meeting the challenges of a more competitive environment. More importantly, the Group will continue to work relentlessly at meeting and exceeding the expectations of SIA, our largest customer, both in service delivery and cost competitiveness.

The past year has also seen changes at the helm. Prush Nadaisan retired as CEO SATS on 31 December 2003, following 27 years of invaluable service to our Group, for which we thank him. Ng Chin Hwee assumed the position of Group CEO of SATS on 2 January 2004 and following the streamlining of the organisation structure, he was retitled President and CEO on 27 May 2004. With over 17 years' experience in the aviation industry, Chin Hwee has the dedication and the drive to lead the SATS Group in its next stage of development.

Recently, Joseph Chew retired from his position of Chief Executive of SATS Catering after 34 years of service to the SIA Group including 4 years at SATS. With Joseph's retirement, Karmjit Singh, who was Chief Executive of SATS Airport Services, has assumed the role of Chief Operating Officer in charge of both ground handling and inflight catering operations in Singapore.

The Board is pleased to propose a final dividend of 5 cents gross per share and a special dividend of 37 cents gross per share for FY2003/2004. Including the interim dividend of 3 cents gross per share paid on 28 November 2003, the ordinary dividends for FY2003/2004 will increase from 7 cents gross per share to 8 cents gross per share this year. This works out to an ordinary dividend payout of 33.6% of net profits (FY2002/2003: 25.4%).

With the special dividend, the total gross dividend for the year is 45 cents per share. Based on the average share price of $1.96 for FY2003/2004, the dividend yield is 23.0%.

Finally, on behalf of the Board, I would like to express our sincere appreciation to past Chairman, Dr Cheong Choong Kong, for his invaluable contributions to the Group during his 19 years of stewardship as Chairman and Director before stepping down on 21 May 2003. I would also like to thank my Board colleagues for their wise counsel and contributions. My thanks also go out to our shareholders, clients, partners and business associates for the support they have extended to us.

Last but certainly not least, I would like to thank the management and staff for their commitment, dedication and loyalty.

EDMUND CHENG WAI WING
Chairman

28 May 2004

IMPORTANT NOTE

The summary financial statement as set out on pages 6 to 19 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the year ended 31 March 2004.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing – Chairman (Appointed on 22 May 2003)
Chew Choon Seng – Deputy Chairman (Appointed on 22 May 2003)
Michael Tan Jiak Ngee
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock
Jimmy Phoon Siew Heng

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	DIRECT INTEREST		DEEMED INTEREST	
NAME OF DIRECTOR	1.4.2003/ DATE OF APPOINTMENT	31.3.2004	1.4.2003/ DATE OF APPOINTMENT	31.3.2004
INTEREST IN SINGAPORE AIRLINES LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Edmund Cheng Wai Wing	–	–	3,000	–
Chew Choon Seng	214,000	214,000	–	–
Michael Tan Jiak Ngee	79,600	79,600	–	–
Barry Desker	2,000	2,000	4,000	4,000
Hong Hai	20,000	20,000	–	–
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.50 EACH				
Chew Choon Seng	454,000	606,000	–	–
Michael Tan Jiak Ngee	454,000	606,000	–	–

2. **DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES** (continued)

NAME OF DIRECTOR	DIRECT INTEREST 1.4.2003/ DATE OF APPOINTMENT	DIRECT INTEREST 31.3.2004	DEEMED INTEREST 1.4.2003/ DATE OF APPOINTMENT	DEEMED INTEREST 31.3.2004
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	10,000	10,000	–	–
Michael Tan Jiak Ngee	16,000	16,000	–	–
Barry Desker	11,000	11,000	–	–
Richard Charles Helfer	11,000	11,000	–	–
Ng Kee Choe	11,000	11,000	–	–
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	20,000	20,000	–	–
Michael Tan Jiak Ngee	41,000	41,000	–	–
Barry Desker	–	–	5,000	5,000
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
ORDINARY SHARES OF $0.15 EACH				
Chew Choon Seng	11,800	11,800	–	–
Michael Tan Jiak Ngee	6,740	6,740	–	–
Barry Desker	1,540	1,540	7,740	7,740
Hong Hai	1,540	1,540	1,540	1,540
Ng Kee Choe	1,740	1,740	1,740	1,740
Ow Chin Hock	8,540	13,440	–	–
Jimmy Phoon Siew Heng	1,820	1,820	2,740	2,740
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Barry Desker	–	–	5,000	10,000
INTEREST IN SNP CORPORATION LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Edmund Cheng Wai Wing	10,000	35,000	–	–
Barry Desker	–	–	3,000	3,000
INTEREST IN RAFFLES HOLDINGS LIMITED				
ORDINARY SHARES OF $0.50 EACH				
Chew Choon Seng	12,000	12,000	–	–
Michael Tan Jiak Ngee	16,000	16,000	–	–
Barry Desker	–	–	60,000	60,000
Hong Hai	20,000	20,000	–	–
Ng Kee Choe	10,000	10,000	–	–
Richard Charles Helfer	250,000	250,000	–	–
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.50 EACH				
Richard Charles Helfer	2,000,000	–	–	–

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (continued)

NAME OF DIRECTOR	DIRECT INTEREST		DEEMED INTEREST	
	1.4.2003/ DATE OF APPOINTMENT	31.3.2004	1.4.2003/ DATE OF APPOINTMENT	31.3.2004
INTEREST IN SMRT CORPORATION LIMITED				
ORDINARY SHARES OF $0.10 EACH				
Chew Choon Seng	50,000	50,000	–	–
INTEREST IN CAPITALAND LIMITED				
ORDINARY SHARES OF $1 EACH				
Edmund Cheng Wai Wing	–	–	28,000	–
Richard Charles Helfer	70,000	–	–	–
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $1 EACH				
Richard Charles Helfer	1,045,064	–	–	–
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
ORDINARY SHARES OF $0.25 EACH				
Hong Hai	10,000	10,000	–	–
Barry Desker	–	–	20,000	20,000
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
ORDINARY SHARES OF $0.26 EACH				
Hong Hai	4,000	4,000	–	–
Barry Desker	–	–	5,000	5,000
INTEREST IN SEMBCORP LOGISTICS LIMITED				
ORDINARY SHARES OF $0.25 EACH				
Barry Desker	–	–	10,000	10,000
INTEREST IN CAPITAMALL TRUST				
UNITS OF $100,000 EACH				
Richard Charles Helfer	1	–	–	–
INTEREST IN THE ASCOTT GROUP LIMITED				
OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF $0.20 EACH				
Richard Charles Helfer	120,000	–	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2004. Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a. one year after the date of grant for 25% of the ordinary shares subject to the options;
b. two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c. three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d. four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Richard Charles Helfer	– Chairman
Michael Tan Jiak Ngee	– Member
Hong Hai	– Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

4. **OPTIONS ON SHARES IN THE COMPANY** (continued)

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,007,800 unissued ordinary shares of $0.10 each in the Company at an exercise price of $1.77 per share.

At the end of the financial year, options to take up 68,911,300 unissued ordinary shares of $0.10 each in the Company were outstanding:

DATE OF GRANT	BALANCE AT 01.04.2003/ DATE OF GRANT	LAPSED	EXERCISED	NOT ACCEPTED	BALANCE AT 31.03.2004	EXERCISE PRICE	EXERCISABLE PERIOD
28.3.2000	17,837,200	(350,100)	–	–	17,487,100	$2.50	28.3.2001-27.3.2010
3.7.2000	13,780,000	(163,025)	(116,925)	–	13,500,050	$2.10	3.7.2001- 2.7.2010
2.7.2001	15,080,800	(188,800)	(5,852,150)	–	9,039,850	$1.54	2.7.2002- 1.7.2011
1.7.2002	15,101,200	(246,100)	(36,400)	–	14,818,700	$1.90	1.7.2003-30.6.2012
1.7.2003	16,007,800	(103,300)	–	(1,838,900)	14,065,600	$1.77	1.7.2004-30.6.2013
	77,807,000	(1,051,325)	(6,005,475)	(1,838,900)	68,911,300		

5. **AUDIT COMMITTEE**

The Audit Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. **AUDITORS**

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

The summary financial statements on pages 12 to 18 was approved by the Board on 11 May 2004 and was signed on its behalf by:

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 11th day of May 2004

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have examined the accompanying summary financial statement set out on pages 6 to 18.

In our opinion, the summary financial statement is consistent, in all material respects, with the full financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2004 from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

In our auditor's report dated 11 May 2004, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (the "Group") set out on pages # to # for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a. the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2004, and changes in equity of the Group and of the Company, the results, and cash flows of the Group for the financial year ended on that date; and

b. the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

For a better understanding of the financial position of the Company and the Group and the results of the operations of the Group for the year and of the scope of our audit, the summary financial statement should be read in conjunction with the full financial statements from which the summarised financial statement was derived and our audit report thereon.

ERNST & YOUNG
Certified Public Accountants

Dated this 11th day of May 2004
Singapore

NOTE :

The page numbers are stated in the Auditors' report dated 11 May 2004 included in the SATS Annual Report for the financial year ended 31 March 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	GROUP	
	2003-2004	**2002-2003**
REVENUE	**868,668**	958,145
EXPENDITURE		
Staff costs	**(366,057)**	(402,637)
Cost of raw materials	**(66,059)**	(70,436)
Licensing fees	**(60,661)**	(68,479)
Depreciation charges	**(61,500)**	(60,440)
Company accommodation and utilities	**(55,773)**	(56,563)
Other costs	**(67,799)**	(71,399)
	(677,849)	(729,954)
OPERATING PROFIT	**190,819**	228,191
Interest on borrowings	**(6,108)**	(5,834)
Interest income	**5,071**	3,856
Dividends from long-term investment, gross	**678**	691
Share of profits of associated companies	**33,774**	30,201
(Loss)/gain on disposal of fixed assets	**(97)**	83
Amortisation of goodwill	**(77)**	(28)
Amortisation of deferred income	**1,576**	911
PROFIT BEFORE EXCEPTIONAL ITEMS	**225,636**	258,071
Exceptional items	**(8,008)**	-
PROFIT BEFORE TAXATION	**217,628**	258,071
Taxation	**(27,976)**	(43,259)
PROFIT AFTER TAXATION	**189,652**	214,812
Minority interests	**217**	(54)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**189,869**	214,758
DIVIDENDS PAID		
Final dividend of 4 cents (2003: 4 cents) per ordinary share of $0.10 each less 22% (2003: 22%) tax in respect of previous financial year	**31,228**	31,200
Interim dividend of 3 cents (2003: 3 cents) per ordinary share of $0.10 each less 22% (2003: 22%) tax in respect of current financial year	**23,521**	23,400
	54,749	54,600
Basic earnings per share (cents)	**18.9**	21.5
Diluted earnings per share (cents)	**18.9**	21.4

BALANCE SHEETS

AT 31 MARCH 2004 (IN $ THOUSANDS)

	GROUP		COMPANY	
	31.3.2004	31.3.2003	31.3.2004	31.3.2003
SHARE CAPITAL				
Authorised	**200,000**	200,000	**200,000**	200,000
Issued and fully paid	**100,601**	100,000	**100,601**	100,000
Share premium	**8,726**	-	**8,726**	-
RESERVES				
Distributable				
Revenue reserve	**1,113,068**	978,875	**689,723**	619,797
Foreign currency translation reserve	**3,171**	6,357	**-**	-
Non-distributable				
Statutory reserve	**2,528**	1,601	**-**	-
	1,118,767	986,833	**689,723**	619,797
SHARE CAPITAL AND RESERVES	**1,228,094**	1,086,833	**799,050**	719,797
MINORITY INTERESTS	**2,509**	2,726	**-**	-
DEFERRED TAXATION	**81,309**	103,808	**41,305**	51,564
LOAN FROM IMMEDIATE HOLDING COMPANY	**43,649**	45,965	**43,649**	45,965
TERM LOANS	**2,990**	863	**-**	-
DEFERRED INCOME	**29,816**	31,891	**29,816**	31,891
	1,388,367	1,272,086	**913,820**	849,217
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	**578,182**	593,304	**561,666**	587,560
Progress payments	**25,219**	17,260	**205**	748
Others	**185,678**	207,052	**2,814**	1,802
	789,079	817,616	**564,685**	590,110
SUBSIDIARY COMPANIES	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENTS	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	**141,001**	137,905	**95,231**	95,231
GOODWILL ON CONSOLIDATION	**1,441**	1,518	**-**	-
LOAN TO THIRD PARTY	**43,649**	45,965	**43,649**	45,965
DEFERRED TAXATION	**-**	85	**-**	-
CURRENT ASSETS				
Trade debtors	**59,986**	67,454	**1,052**	526
Other debtors	**9,297**	29,087	**5,436**	25,952
Related companies	**215,023**	238,583	**145,071**	185,678
Associated companies	**641**	1,108	**641**	1,108
Stocks	**8,954**	10,108	**343**	454
Short-term non-equity investments	**94,830**	117,785	**94,830**	117,785
Bank fixed deposits	**177,052**	182,168	**176,052**	182,168
Cash and bank balance	**9,812**	14,811	**3,897**	6,157
	575,595	661,104	**427,322**	519,828
Less:				
CURRENT LIABILITIES				
Term loans	**770**	620	**-**	-
Bank overdraft - secured	**2,297**	-	**-**	-
Trade creditors	**85,543**	104,633	**3,630**	4,181
Other creditors	**25,726**	30,620	**19,697**	21,192
Related companies	**-**	-	**232,556**	211,056
Notes payable	**-**	200,000	**-**	200,000
Provision for taxation	**55,948**	64,120	**12,345**	16,649
	170,284	399,993	**268,228**	453,078
NET CURRENT ASSETS	**405,311**	261,111	**159,094**	66,750
	1,388,367	1,272,086	**913,820**	849,217

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	SHARE CAPITAL	SHARE PREMIUM	REVENUE RESERVE	STATUTORY RESERVE*	FOREIGN CURRENCY TRANSLATION RESERVE	TOTAL EQUITY
GROUP						
Balance at 1 April 2002	100,000	–	819,496	822	9,939	930,257
Transfer to statutory reserve	–	–	(779)	779	–	–
Foreign currency translation adjustment	–	–	–	–	(3,582)	(3,582)
Net gain/(loss) not recognised in the profit and loss accounts	–	–	(779)	779	(3,582)	(3,582)
Profit attributable to shareholders for the financial year	–	–	214,758	–	–	214,758
Dividends	–	–	(54,600)	–	–	(54,600)
Balance at 31 March 2003	100,000	–	978,875	1,601	6,357	1,086,833
Share options exercised	601	8,726	–	–	–	9,327
Transfer to statutory reserve	–	–	(927)	927	–	–
Foreign currency translation adjustment	–	–	–	–	(3,186)	(3,186)
Net gain/(loss) not recognised in the profit and loss accounts	–	–	(927)	927	(3,186)	(3,186)
Profit attributable to shareholders for the financial year	–	–	189,869	–	–	189,869
Dividends	–	–	(54,749)	–	–	(54,749)
Balance at 31 March 2004	100,601	8,726	1,113,068	2,528	3,171	1,228,094

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	SHARE CAPITAL	SHARE PREMIUM	REVENUE RESERVE	TOTAL EQUITY
COMPANY				
Balance at 1 April 2002	100,000	–	419,881	519,881
Profit attributable to shareholders for the financial year	–	–	254,516	254,516
Dividends	–	–	(54,600)	(54,600)
Balance at 31 March 2003	100,000	–	619,797	719,797
Share options exercised	601	8,726	–	9,327
Profit attributable to shareholders for the financial year	–	–	124,675	124,675
Dividends	–	–	(54,749)	(54,749)
Balance at 31 March 2004	100,601	8,726	689,723	799,050

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH 2004 (IN $ THOUSANDS)

	2003-2004	2002-2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**217,628**	258,071
Adjustments for:		
Interest income	**(5,071)**	(3,856)
Interest on borrowings	**6,108**	5,834
Dividend from long-term investment	**(678)**	(691)
Depreciation of fixed assets	**61,500**	60,440
Effects of exchange rate changes	**3,223**	3,013
Loss/(gain) on disposal of fixed assets	**97**	(83)
Share of results of associated companies	**(33,774)**	(30,201)
Amortisation of goodwill	**77**	28
Amortisation of deferred income	**(1,576)**	(911)
Operating profit before working capital changes	**247,534**	291,644
Decrease/(increase) in debtors	**8,759**	(8,558)
Decrease/(increase) in stocks	**1,154**	(905)
(Increase)/decrease in amounts owing by related companies	**(10,574)**	6,639
(Decrease)/increase in creditors	**(29,723)**	1,510
Decrease/(increase) in amounts due from associated companies	**57**	(152)
Cash generated from operations	**217,207**	290,178
Interest paid to third parties	**(6,158)**	(5,882)
Tax paid	**(35,349)**	(51,109)
Net cash provided by operating activities	**175,700**	233,187
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	**(28,201)**	(12,429)
Investment in associated companies	**-**	(3,447)
Repayment of loan from associated companies	**405**	739
Dividends from associated companies	**22,940**	15,687
Proceeds from disposal of fixed assets	**329**	3,634
Interest received from deposits	**4,906**	3,614
Dividends received from long-term investment	**678**	691
Sale/(purchase) of short-term non-equity investments	**22,955**	(117,785)
Acquisition of subsidiary company, net of cash acquired	**-**	(2,093)
Net cash provided by/(used in) investing activities	**24,012**	(111,389)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of term loan and notes payable	**(200,620)**	(620)
Proceeds from borrowings	**2,898**	-
Proceeds from exercise of share options	**9,327**	-
Repayment of hire purchase creditor	**-**	(193)
Dividends paid	**(54,749)**	(54,600)
Deferred income	**-**	32,802
Net cash used in financing activities	**(243,144)**	(22,611)
Net (decrease)/increase in cash and cash equivalents	**(43,432)**	99,187
Effect of exchange rate changes	**(3,223)**	(3,013)
Cash and cash equivalents at beginning of financial year	**350,230**	254,056
Cash and cash equivalents at end of financial year	**303,575**	350,230

1. GENERAL

Singapore Airport Terminal Services Limited ("the Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing and distribution of chilled and frozen processed foods. There have been no other significant changes in the nature of the activities during the financial year.

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP	
	2003-2004	**2002-2003**
Services rendered by:		
Immediate holding company	**15,250**	15,872
Related companies	**346**	2,002
	15,596	17,874
Sales to:		
Immediate holding company	**361,272**	418,192
Related companies	**151,899**	157,226
Associated companies	**1,284**	905
	514,455	576,323
Interest income from:		
Immediate holding company	**1,080**	1,448
Related companies	**3,967**	2,361
Associated companies	**24**	47
	5,071	3,856

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (IN $ THOUSANDS) (continued)

Directors' fees declared by the Company amounted to $0.4 million (2003: $0.4 million). Key executives' remuneration totalled $2.3 million (2003: $1.8 million).

Share options granted to and exercised by directors and key executives of the Company are as follows:

NAME OF PARTICIPANT	OPTIONS GRANTED DURING FINANCIAL YEAR UNDER REVIEW	EXERCISE PRICE FOR OPTIONS GRANTED DURING FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS GRANTED SINCE COMMENCEMENT OF SCHEME TO END OF FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS EXERCISED SINCE COMMENCEMENT OF SCHEME TO END OF FINANCIAL YEAR UNDER REVIEW	AGGREGATE OPTIONS OUTSTANDING AT END OF FINANCIAL YEAR UNDER REVIEW
Karmjit Singh	191,000	$1.77	1,040,000	–	1,040,000
Joseph Chew	110,000	$1.77	873,000	(92,000)	781,000
Leong Kok Hong	81,500	$1.77	431,500	–	431,500
Tan Chuan Lye	81,500	$1.77	431,500	–	431,500

3. EXCEPTIONAL ITEMS

The exceptional items relate to retrenchment and early retirement costs.

1. INTERESTED PERSONS TRANSACTIONS (IN $ THOUSANDS)

Interested persons transactions under the shareholders' mandate for the year are as follows:

NAME OF INTERESTED PERSONS	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEARS BELOW (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000 AND TRANSACTIONS CONDUCTED UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920)		AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEARS BELOW UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920 (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000)	
	2003-2004	2002-2003	2003-2004	2002-2003
Singapore Airlines Ltd	-	-	9,732	7,972
Invo-Tech Engineering Pte Ltd	-	-	4,384	1,006
NCS Communications Engineering Pte Ltd	-	-	2,728	-
Premas International Ltd	-	-	2,180	-
Keppel Electric Pte Ltd	-	-	1,680	1,500
SembCorp Power Pte Ltd	-	-	1,463	-
CET Technologies Pte Ltd	-	-	974	-
SIA Engineering Company Ltd	-	-	308	574
SIA Properties Pte Ltd	-	-	276	-
SilkAir Pte Ltd	-	-	241	1,020
Eagle Services Asia Pte Ltd	-	-	154	154
SIA Cargo Pte Ltd	-	-	144	151
Singapore Food Industries Ltd	-	-	117	151
SembCorp Logistics Ltd	255	-	-	-
Keppel FMO Pte Ltd	-	-	-	3,347
Changi International Airport Services Pte Ltd	-	-	-	1,441
Total interested persons transactions	255	-	24,381	17,316

NOTE:

All the above interested persons transactions were done on normal commercial terms.

SHARE CAPITAL

Authorised share capital:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid:	1,006,060,675 ordinary shares of S$0.10 each
Voting Rights:	One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDERS	%	AMOUNT OF SHAREHOLDINGS	%
1 – 999	126	0.54	49,562	0.00
1,000 – 10,000	22,736	97.81	36,508,850	3.63
10,001 – 1,000,000	374	1.61	16,993,649	1.69
1,000,001 and above	9	0.04	952,508,614	94.68
Total	23,245	100.00	1,006,060,675	100.00

MAJOR SHAREHOLDERS

NO.	NAME	NUMBER OF SHARES HELD	%
1.	SINGAPORE AIRLINES LIMITED	870,000,000	86.48
2.	UNITED OVERSEAS BANK NOMINEES PTE LTD	21,989,400	2.18
3.	RAFFLES NOMINEES PTE LTD	17,495,900	1.74
4.	DBS NOMINEES PTE LTD	16,589,561	1.65
5.	CITIBANK NOMINEES SINGAPORE PTE LTD	12,550,953	1.25
6.	HSBC (SINGAPORE) NOMINEES PTE LTD	4,961,700	0.49
7.	OVERSEA-CHINESE BANK NOMINEES PTE LTD	4,722,100	0.47
8.	MERRILL LYNCH (S'PORE) PTE LTD	3,135,000	0.31
9.	MORGAN STANLEY ASIA (S'PORE)	1,064,000	0.11
10.	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
11.	UOB KAY HIAN PTE LTD	535,000	0.05
12.	HEN TICK COLDSTORAGE PTE LTD	480,000	0.05
13.	BNP PARIBAS PEREGRINE SEC PTE LTD	477,000	0.05
14.	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	466,000	0.05
15.	DB NOMINEES (S) PTE LTD	455,000	0.04
16.	OCBC SECURITIES PRIVATE LTD	381,500	0.04
17.	CITIBANK CONSUMER NOMINEES PTE LTD	368,000	0.04
18.	ROYAL BANK OF CANADA NOMINEES PTE LTD	350,000	0.03
19.	DBS VICKERS SECURITIES (S) PTE LTD	337,000	0.03
20.	YAP SIEAN SIN	300,000	0.03
		957,258,114	95.15

SUBSTANTIAL SHAREHOLDERS

As at 14 May 2004, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

NAME OF SUBSTANTIAL SHAREHOLDER	NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER HAS A DIRECT INTEREST (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)	NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER HAS A DEEMED INTEREST (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)	TOTAL NUMBER OF SHARES IN WHICH THE SUBSTANTIAL SHAREHOLDER IS INTERESTED (REPRESENTING PERCENTAGE OF TOTAL SHAREHOLDING)
Temasek Holdings (Private) Limited	–	* 870,010,000 (approximately 86.48%)	870,010,000 (approximately 86.48%)
Singapore Airlines Limited	870,000,000 (approximately 86.48%)	–	870,000,000 (approximately 86.48%)

* derived mainly through the direct interest of Singapore Airlines Limited

SHAREHOLDING HELD BY THE PUBLIC

As at 14 May 2004, the percentage of shareholding of the Company held in the hands of the public was approximately 13.50%, and accordingly the Company confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

NOTICE IS HEREBY GIVEN that the 31st Annual General Meeting of the Company will be held at the Mandarin Court, Level 4, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 20 July 2004 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2004 and the Auditors' Report thereon.
2. To declare a final dividend of 50% or 5 cents per share less income tax of 20% for the year ended 31 March 2004.
3. To re-elect Dr Richard Charles Helfer, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Dr Hong Hai, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-elect Mr Tan Jiak Ngee Michael, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.
7. To approve payment of Directors' Fees of $411,600.00 (FY2002/03: $377,370.96) for the year ended 31 March 2004.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

8. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8.1 "That authority be and is hereby given to the Directors of the Company to:

a. (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or
(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

c. the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

SPECIAL BUSINESS (continued)
ORDINARY RESOLUTIONS

d. (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:

  (i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:
    (aa) new shares arising from the conversion or exercise of any convertible securities or employee share options in issue which are outstanding or subsisting at the time this Resolution is passed; and
    (bb) any subsequent consolidation or subdivision of shares; and
  (ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

e. in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

f. (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest)."

8.2 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan (the "Plan")) in accordance with the rules of the Plan and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, Provided Always that the aggregate number of such ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 31st Annual General Meeting of the Company for the declaration of the final dividend to be paid on 4 August 2004, the Transfer Books and Register of Members of the Company will be closed on 27 July 2004 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 26 July 2004 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 26 July 2004 will be entitled to the proposed final dividend.

By order of the Board

YIP WAI PING ANNABELLE
Company Secretary

Dated this 11th day of June 2004
Singapore

EXPLANATORY NOTES

i. In relation to Ordinary Resolutions Nos. 3 to 5, Dr Richard Charles Helfer will upon re-election continue to serve as Chairman of the Remuneration Committee. Dr Hong Hai will upon re-election continue to serve as Chairman of the Board Risk Management Committee and member of the Audit Committee and Remuneration Committee. Mr Tan Jiak Ngee Michael will upon re-election continue to serve as member of the SATS Board Committee, Remuneration Committee and Board Risk Management Committee. The Nominating Committee and the Board consider Dr Helfer and Dr Hong as independent Directors and Mr Tan as a non-independent Director. Please refer to the sections on *Board of Directors* and *Corporate Governance* in the SATS Annual Report for FY2003-04 for more information relating to Dr Helfer, Dr Hong and Mr Tan.

ii. Ordinary Resolution No. 7 is to approve the payment of Directors' Fees of $411,600.00 (FY2002/03: $377,370.96) for the year ended 31 March 2004, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section in the SATS Annual Report for FY2003-04. The increase in the aggregate amount of Directors' Fees in FY2003/04 is due to the existence of the Board Risk Management Committee for the full financial year as compared to FY2002/03 (since the Board Risk Management Committee had been formed on 30 October 2002), and the inclusion of fees payable to the Chairman and members of the Capital Structure Committee (whose members previously did not receive fees in respect of their membership) in recognition of their efforts and substantive contributions to the Company.

iii. Ordinary Resolution No. 8.1 is to empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, to issue shares in the capital of the Company, make or grant instruments convertible into shares and to issue shares pursuant to such instruments up to an amount not exceeding in total 50 per cent of the issued share capital of the Company for the time being, with a sub-limit of 20 per cent. for issues other than on a pro rata basis to all shareholders (or such other percentage as may be prescribed by the SGX-ST), and calculated in accordance with the listing rules of the SGX-ST.

iv. Ordinary Resolution No. 8.2 is to authorise the Directors to offer and grant Options and to allot and issue shares upon the exercise of such Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan"). The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001, and amended by the Company to comply with the provisions of the revised Listing Manual of the SGX-ST as announced on 4 June 2003, and further amended at the Extraordinary General Meeting of the Company held on 19 July 2003.

NOTES:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

IMPORTANT
1. For Investors who have used their CPF monies to buy the Company's shares, this report is forwarded to them at the request of thier CPF approved nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

* I/We ________________________ NRIC / Passport No. ________________________ of

____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

NAME	ADDRESS	NRIC/PASSPORT NO.	PROPORTION OF SHAREHOLDINGS (NO. OF SHARES)
and/or (delete as appropriate)			
NAME	ADDRESS	NRIC/PASSPORT NO.	PROPORTION OF SHAREHOLDINGS (NO. OF SHARES)

Or failing *him/her, the Chairman of the Annual General Meeting ("AGM") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company to be held on 20 July 2004 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf at the AGM and at any adjournment thereof.

NO.	ORDINARY RESOLUTIONS	**FOR	**AGAINST
	ORDINARY BUSINESS		
1.	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2.	Declaration of final dividend		
3.	Re-election of Dr Richard Charles Helfer retiring by rotation in accordance with Article 83		
4.	Re-election of Dr Hong Hai retiring by rotation in accordance with Article 83		
5.	Re-election of Mr Tan Jiak Ngee Michael retiring by rotation in accordance with Article 83		
6.	Re-appointment and remuneration of Auditors		
7.	Approval of Directors' Fees		
	SPECIAL BUSINESS		
8.1	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act (Cap 50)		
8.2	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan		

* Delete Accordingly

** Please indicate your vote "For" or "Against" with a "✓" within the box provided

Dated this __________ day of __________ 2004.

NO. OF SHARES HELD

____

Signature(s) of Shareholder(s) or Common Seal

IMPORTANT

PLEASE READ NOTES OVERLEAF

NOTES

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act (Cap 50), to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114, at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act (Cap 50)), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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SATS

PLEASE AFFIX POSTAGE STAMP

THE COMPANY SECRETARY

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

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(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

REQUEST FORM

11 June 2004

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2003/04. The SFR contains a review of the SATS Group for the year ended 31 March 2004. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group are set out in a separate report called the Annual Report. This report is available to all SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2003/04 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 16 June 2004. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2003/04 and for future financial years.** Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. Also, if you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, we will take it that there have been no changes to your wishes and will act accordingly unless you inform us otherwise.

Yours faithfully
FOR SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNABELLE YIP
Company Secretary

TO: **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Robinson Road Post Office
PO Box 2114
Singapore 904114

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2003/04 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name(s) of shareholder(s): ____________________

NRIC/Passport Number(s): ____________________

CDP Securities Account Number: 1 6 8 1 - _ _ _ _ - _ _ _ _ _

Address: ____________________

Signature(s): ____________________ Date: ____________________

this is only applicable if your shares in SATS are registered with The Central Depository (Pte) Limited

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POSTAGE WILL BE PAID
BY ADDRESSEE.
FOR POSTING IN
SINGAPORE ONLY

SATS

BUSINESS REPLY SERVICE
PERMIT NO. 06426

THE COMPANY SECRETARY

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

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DESIGNED & PRODUCED BY
RAINDANCE

[illegible]

Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

[illegible]

www.sats.com.sg

[illegible]

(65) 6541 8188
(65) 6541 8194